As filed with the Securities and Exchange Commission on April 4, 2003

Registration No. 333-103465

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-3

REGISTRATION STATEMENT

Under

The Securities Act of 1933

ARTISAN COMPONENTS, INC.

(Exact name of Registrant as specified in its charter)

Delaware	141 Caspian Court Sunnyvale, California 94089-1013 (408) 734-5600	77-0278185
(State or other jurisdiction of incorporation or organization)	(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)	(I.R.S. Employer Identification Number)

Joy E. Leo

Chief Financial Officer

Artisan Components, Inc.

141 Caspian Court

Sunnyvale, California 94089-1013

(408) 734-5600

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Craig H. Factor, Esq. Artisan Components, Inc. 141 Caspian Court Sunnyvale, California 94089-1013 (408) 734-5600	Robert P. Latta, Esq. Julia Reigel, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 (650) 493-9300	Alan F. Denenberg, Esq. Davis Polk & Wardwell 1600 El Camino Real Menlo Park, California 94025 (650) 752-2000

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Share (2)	Proposed Maximum Aggregate Offering Price (1)(2)	Amount of Registration Fee (4)

Common Stock (3) $0.001 par value	4,140,000 shares	$17.14	$70,959,600	$5,741

(1)	Includes 540,000 shares that the underwriters have the option to purchase to cover over-allotments, if any.
(2)	Estimated solely for the purpose of computing the amount of the registration fee. The estimate is made pursuant to Rule 457(c) of the Securities Act of 1933, as amended, based on the $17.14 average of the high and low sales prices as reported by The Nasdaq Market on February 25, 2003.
(3)	Includes preferred stock purchase rights which prior to the occurrence of certain events will not be exercisable or evidenced separately from the common stock.
(4)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	Subject to Completion	April 4, 2003

3,600,000 Shares

Common Stock

We are offering 2,515,346 shares and the selling stockholders are offering 1,084,654 shares of our common stock. We will not receive any proceeds from the sale of any common shares sold by the selling stockholders.

Our common stock is quoted on the Nasdaq National Market under the symbol “ARTI.” On March 31, 2003, the reported last sale price of our common stock was $16.16 per share.

Investing in our common stock involves a high degree of risk. Before buying any shares, you should carefully consider the risk factors described in “ Risk factors” beginning on page 6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$	$

Underwriting discounts and commissions	$	$

Proceeds, before expenses, to us (1)	$	$

Proceeds, before expenses, to the selling stockholders (1)	$	$

(1)	Does not take into account our payment of the underwriting discounts and commissions of certain selling stockholders totaling $ .

The underwriters may also purchase up to an additional 540,000 shares of common stock from us at the public offering price, less the underwriting discounts and commissions, to cover over-allotments, if any, within 30 days from the date of this prospectus. If the underwriters exercise the option in full, the total underwriting discounts and commissions will be $            , and the total proceeds, before expenses, to us will be $            .

The underwriters are offering the common stock as set forth under “Underwriting.” Delivery of the shares will be made in New York, New York on or about             , 2003.

UBS Warburg

RBC Capital Markets

Needham & Company, Inc.

D.A. Davidson & Co.

You should rely only on information contained or incorporated by reference in this prospectus. We have not and the underwriters have not authorized anyone to provide you with information that is different. We are offering to sell and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

Forward-looking statements

This prospectus, including the sections entitled “Prospectus summary,” “Risk factors,” “Management’s discussion and analysis of financial condition and results of operations” and “Business,” contains forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include, among other things, those listed under “Risk factors” and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” “our future success depends,” “seek to continue” or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined under “Risk factors.” These factors may cause our actual results to differ materially from any forward-looking statement.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results.

i

Prospectus summary

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before buying our common stock in this offering. You should read the entire prospectus carefully. Except as otherwise stated, all information in this prospectus assumes that the underwriters in this offering do not exercise their over-allotment option.

OUR BUSINESS

We are a leading provider of physical intellectual property components for the design and manufacture of complex integrated circuits, known as system-on-a-chip integrated circuits. Our products include embedded memory, standard cell and input/output components, which are designed to achieve the best combination of performance, density, power and yield for a given manufacturing process. Our intellectual property components are pre-tested by producing them in silicon to ensure that they perform to specification. This enables designers to reduce the risk of design failure and gain valuable time to market. We license our products to customers for the design and manufacture of integrated circuits used in complex, high volume applications such as portable computing devices, cellular phones, consumer multimedia products, automotive electronics, personal computers and workstations.

We derive a substantial majority of our revenue from integrated circuit manufacturers who pay license fees and royalties to us to use our intellectual property components in the products they manufacture. These integrated circuit manufacturing customers work with integrated circuit designers who incorporate our intellectual property components into their designs. Our customers include:

➢	foundries, such as Taiwan Semiconductor Manufacturing Company, or TSMC, and United Microelectronics Corporation, which are independent manufacturing facilities;

➢	integrated device manufacturers such as International Business Machines Corporation and National Semiconductor Corporation, which are integrated circuit companies that design and manufacture their own integrated circuit products;

➢	application specific integrated circuit manufacturers, such as NEC Corporation, which are integrated circuit companies that manufacture products for their customers;

➢	system manufacturers, such as Sharp Electronics Corporation and Sony Corporation, which are integrated companies that design and manufacture integrated circuits for use in their electronic products; and

➢	fabless integrated circuit companies, such as NVIDIA Corporation and ATI Technologies Inc., which are integrated circuit companies that do not have their own manufacturing facilities but use our intellectual property components in their designs.

The use of our intellectual property components by integrated circuit designers encourages integrated circuit manufacturers to license our intellectual property components. We believe that integrated circuit designers view intellectual property components as an important link between the design of an integrated circuit and the manufacturing process. We make the core set of our products available to licensed integrated circuit designers at no charge. We also provide customized intellectual property components and services to our licensed customers on a separate fee basis.

We license our intellectual property components on a nonexclusive, worldwide basis to major integrated circuit manufacturers and generally grant these manufacturers the right to distribute our intellectual property components to their internal design teams and their integrated circuit customers. We charge

Prospectus summary

manufacturers a license fee that gives them the right to manufacture integrated circuits containing intellectual property components we have developed for their manufacturing process. Generally, our license contracts involve multiple products. Throughout the production cycle, integrated circuit manufacturing customers often request additional products or modifications to existing products that result in additional license revenue. With limited exceptions, manufacturers agree to pay us royalties that are based on the selling prices of integrated circuits or wafers that contain our intellectual property components. We credit a portion of the royalty payments to the manufacturer’s account to be applied against future license fees, if any, payable by the manufacturer.

OUR STRATEGY

Our goals are to establish Artisan as a globally recognized brand for intellectual property components within the integrated circuit design and manufacturing industry and to further develop our user community. Our user community includes over 1,000 companies involved in integrated circuit design and many of the leading manufacturers of integrated circuits around the world. We intend to achieve these goals by pursuing the following key elements of our strategy:

➢	Broaden relationships with integrated device manufacturers and application specific integrated circuit manufacturers;

➢	Maintain technological leadership;

➢	Expand our intellectual property product offerings;

➢	Continue to offer superior customer support; and

➢	Further develop the Artisan user community.

RECENT ACQUISITION

In February 2003, we acquired NurLogic Design, Inc., a private provider of integrated circuit intellectual property, whose technology adds complementary analog, mixed-signal and communications components to our product portfolio. We acquired NurLogic for consideration consisting of approximately $5.0 million in cash, 745,000 shares of common stock, or approximately $12.9 million, and assumed options to acquire 819,000 shares of common stock with a weighted average exercise price per share of $11.89. We are currently in the process of integrating the workforce and operations of NurLogic.

OUR CORPORATE INFORMATION

We incorporated in California in April 1991 as VLSI Libraries Incorporated, changed our name to Artisan Components, Inc. in March 1997 and reincorporated in Delaware in January 1998. Our principal executive offices are located at 141 Caspian Court, Sunnyvale, California 94089-1013, our telephone number is (408) 734-5600 and our website is www.artisan.com. Our trademarks include Artisan, Process-Perfect, SAGE and the Artisan logo. This prospectus also includes our and other organizations’ product names, trade names and trademarks.

The offering

Common stock we are offering	2,515,346 shares

Common stock being offered by the selling stockholders	1,084,654 shares

Total	3,600,000 shares

Common stock to be outstanding after the offering	20,808,447 shares

Nasdaq National Market symbol	ARTI

Use of proceeds after expenses

We estimate that the net proceeds to us from the offering will be approximately $37.7 million, including a shareholder note in the amount of $240,000 that will be repaid in connection with the offering, which we intend to use for capital expenditures, working capital and other general corporate purposes. We may use a portion of the net proceeds to acquire complementary products, technologies or businesses when the opportunity arises. However, we currently have no commitments or agreements and are not involved in any negotiations with respect to any such transactions.

The number of shares of common stock to be outstanding after this offering is based on the number of shares of common stock outstanding as of February 25, 2003 and does not include:

➢	6,085,585 shares issuable upon the exercise of outstanding options as of February 25, 2003, at a weighted average exercise price of $9.93 per share, including shares issuable upon exercise of options we assumed in connection with our acquisition of NurLogic;

➢	507,975 additional shares authorized and reserved for issuance upon the exercise of options that may be issued in the future pursuant to stock option plans; and

➢	536,365 additional shares authorized and reserved for issuance under our employee stock purchase plan.

We have agreed to sell an aggregate of 540,000 additional shares of common stock if the underwriters exercise in full their over-allotment option. If the underwriters exercise this option in full, 21,348,447 shares of common stock will be outstanding after this offering.

Summary consolidated financial data

The following summary of our consolidated financial data should be read in conjunction with, and is qualified in its entirety by reference to, “Selected historical consolidated financial data,” “Management’s discussion and analysis of financial condition and results of operations” and our audited and unaudited historical consolidated financial statements, including introductory paragraphs and related notes to these financial statements, appearing elsewhere or incorporated by reference in this prospectus.

Consolidated statements of operations data:	Years ended September 30,			Three months ended December 31,
	2000	2001	2002	2001	2002

				(unaudited)
	(in thousands, except per share data)

License revenue	$17,042	$21,136	$27,728	$5,599	$11,969
Net royalty revenue	3,250	4,621	9,518	1,969	2,015

Total revenue	20,292	25,757	37,246	7,568	13,984

Cost of revenue	5,462	5,971	8,297	1,581	3,906
Product development	6,837	12,438	11,869	2,902	2,935
Sales and marketing	6,999	6,510	8,782	2,044	3,104
General and administrative	2,324	3,371	3,499	608	1,395
Provision for unused lease facility	—	1,341	1,219	—	—
In-process research and development	—	2,441	—	—	—
Amortization of purchased intangible assets, goodwill and acquired workforce	—	6,056	1,967	492	492

Total costs and expenses	21,622	38,128	35,633	7,627	11,832

Operating (loss) income	(1,330)	(12,371)	1,613	(59)	2,152
Interest and other income	2,945	2,567	842	256	203

Income (loss) before provision for income taxes	1,615	(9,804)	2,455	197	2,355
Provision for income taxes	533	4,168	340	79	190

Net income (loss)	$1,082	$(13,972)	$2,115	$118	$2,165

Net income (loss) per share:
Basic	$0.08	$(0.88)	$0.13	$0.01	$0.13
Diluted	$0.07	$(0.88)	$0.12	$0.01	$0.11

Summary consolidated financial data

The following table presents our summary consolidated balance sheet data as of December 31, 2002. The pro forma data gives effect to our February 2003 acquisition of NurLogic as if it had occurred on October 1, 2002. The pro forma as adjusted data also gives effect to the sale of 2,515,346 shares of common stock that we are offering under this prospectus at an assumed public offering price of $16.16 per share, the reported last sale price of our common stock on March 31, 2003, generating gross proceeds of $40.6 million. After deducting underwriting discounts and commissions of $2.2 million, estimated offering expenses payable by us of $675,000 and the underwriting discounts and commissions of certain selling stockholders that we have agreed to pay of $320,000, and adding the repayment of $240,000 from a shareholder note that will be repaid in connection with the offering, net proceeds of $37.7 million will be generated. We will expense in connection with the offering the $320,000 of underwriting discounts and commissions of certain selling stockholders that we have agreed to pay and, of the $675,000 of estimated expense payable by us, the $203,000 of estimated expense related to certain selling stockholders.

	As of December 31, 2002
Consolidated balance sheet data:	Actual	Pro forma	Pro forma as adjusted

	(unaudited, in thousands)
Cash, cash equivalents and short-term investments	$54,746	$53,565	$91,223
Working capital	54,767	48,112	85,770
Total assets	90,715	122,836	160,494
Stockholders’ equity	74,724	97,501	135,159

Risk factors

Before you invest in any of our securities, you should be aware of various risks to which we may be subject, including those described below. The following risks and uncertainties may have a material and adverse effect on our business, financial condition or results of operations. You should carefully consider these risks and uncertainties, together with all of the other information included or incorporated by reference in this prospectus before you decide whether to purchase any of our common stock. If any of the material risks or uncertainties we face were to occur, the trading price of our securities could decline, and you may lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS

Our quarterly operating results may fluctuate, which could cause our stock price to decline.

Our operating results have fluctuated in the past, and may fluctuate in the future, as a result of a number of factors including:

➢	fluctuations in the demand for integrated circuits and end user products that incorporate integrated circuits;

➢	our ability to develop, introduce and market new intellectual property components before our competitors;

➢	the relatively large size and small number of orders we receive during a given period;

➢	the timing of orders, reflecting in part the capital budgeting and purchasing cycles of our customers;

➢	the length of our sales cycle;

➢	the gain or loss by us of a large integrated circuit manufacturing customer or the gain or loss by the customer of a major order of integrated circuits containing our intellectual property components;

➢	the size and timing of sales by our integrated circuit manufacturing customers of integrated circuits containing our intellectual property components;

➢	the accuracy of our estimates for project completion costs, which require significant management judgment and discretion; and

➢	our progress on contracts that are recognized as revenue on a percentage-of-completion basis, which represent a substantial majority of our contracts and generally have completion periods of six to nine months.

Our future revenue may fluctuate from quarter to quarter and on an annual basis as a result of these and other factors. Our expense levels are based in part on our expectations regarding future revenue. If revenue is below our expectations in any quarter and we are not able to adjust spending in a timely manner, the negative effect of such shortfall may increase. We intend to continue our investment in product development as well as in product promotion, licensing and support programs in an effort to maximize the growth of future revenue. Accordingly, it is likely that in some future quarters our expenses will represent a greater than expected percentage of our revenue, causing our operating results to fall below the expectations of public market analysts and investors, which could cause our stock price to decline, perhaps substantially.

Risk factors

We have incurred operating losses in recent periods and may be unable to maintain profitability.

Although we were profitable in fiscal 2002 and the three months ended December 31, 2002, we incurred net operating losses in fiscal 1999, fiscal 2001 and the first six months of fiscal 2002. If our revenue in future periods increases more slowly than we expect, or not at all, we may not maintain profitability. In addition, most of our operating expenses are fixed in the short term, so any shortfall in anticipated revenue in a given period could significantly reduce our operating results below expectations. We expect to continue to incur significant expenses in connection with product development, operational and administrative activities and expansion of our sales and marketing efforts. As a result, we will need to increase revenue relative to increases in operating costs to maintain profitability. We may be unable to sustain or increase profitability on a quarterly or annual basis. If we fail to maintain profitability, our business and financial condition would suffer, we could lose the benefit of tax credits and deferred tax assets and our stock price could decline.

Our sales cycle is unpredictable and may be more than 12 months, so we may fail to adjust our resources and expenses adequately to anticipated or actual demand in any given period or meet market expectations.

The license of our intellectual property components typically involves a significant commitment of capital by the integrated circuit manufacturer and a purchase will often be timed to coincide with an integrated circuit manufacturer’s migration to a new manufacturing process. Potential customers generally commit significant resources to an evaluation of available intellectual property components and require that we expend substantial time, effort and resources to educate them about the value of our intellectual property components. Despite these efforts, potential customers may select an alternate product or delay or forego a license of our intellectual property components. As a result, the sales cycle for our intellectual property components is long, typically ranging from three to nine months, and may in some cases be more than 12 months. Our ability to forecast the timing and scope of specific sales is limited. If we were to experience a delay in our orders, it could harm our ability to meet our forecasts or investors’ expectations for a given quarter and ultimately result in a decrease in our stock price.

Once we receive and accept an order for a customized product from an integrated circuit manufacturer, we must commit significant resources to customizing our products for the integrated circuit manufacturer’s manufacturing process. We generate a substantial majority of our license revenue from customized products. This customization is complex and time consuming and is subject to a number of risks over which we have little or no control. These risks include the integrated circuit manufacturer’s alterations of its manufacturing process or the timing of its migration to a new process. Typically, this customization, once started, takes from six to nine months to complete and any delays due to inadequate staffing or for other reasons may cause us to defer revenue recognition or potentially lose orders. If we fail to adequately adjust our resources and expenses to meet actual demand and actual revenue, our business may suffer. If anticipated orders fail to materialize, we may be unable to reduce our resources and expenses in time and our operating results could suffer. In addition, where integrated circuit manufacturer orders exceed our anticipated demand, we may be unable to deliver customized products in time to meet the integrated circuit manufacturer’s requirements. Any delays in product customization and delivery, whether due to capacity constraints or otherwise, give rise to the risk of alteration or potential cancellation of orders or may harm our relationships with our customers.

Risk factors

Because we rely on a relatively small number of integrated circuit manufacturers for a large portion of our revenue, our revenue could decline if our integrated circuit manufacturing customers do not continue to purchase and use our intellectual property components.

We have been dependent on a relatively small number of integrated circuit manufacturers for a large portion of our total revenue, although the integrated circuit manufacturers comprising this group have changed from time to time. For fiscal 2001, TSMC accounted for 26% of total revenue and Synopsys, Inc. accounted for 12% of total revenue. For fiscal 2002, TSMC accounted for 39% of our total revenue. For the three months ended December 31, 2002, IBM accounted for 22% of total revenue, TSMC accounted for 22% of total revenue, Tower Semiconductor Ltd., or Tower, accounted for 11% of total revenue and Silterra Malaysia Sdn. Bhd., or Silterra, accounted for 10% of total revenue. We anticipate that our revenue will continue to depend on a limited number of major integrated circuit manufacturers for the foreseeable future. Our major integrated circuit manufacturing customers and the percentage of revenue they represent are likely to continue to vary from period to period depending on the addition of new contracts and the number of designs produced that utilize our intellectual property components.

TSMC, one of our largest customers, has recently announced its intention to more aggressively develop and distribute products that compete with ours.

TSMC, one of our largest integrated circuit manufacturing customers, has historically produced intellectual property components for use by third parties in designs to be manufactured at TSMC’s foundry. These components are designed to serve the same purpose as components produced by us. The intellectual property components developed by TSMC have competed and are expected to continue to compete with our products. In December 2002, TSMC announced that it intends to more aggressively develop and distribute intellectual property components for its manufacturing processes to integrated circuit designers through multiple intellectual property component and electronic design automation tool partners, including our competitors. We believe that TSMC has chosen to more aggressively develop and distribute these products to encourage its customers to use TSMC to manufacture their current and future designs. TSMC has substantially greater financial, manufacturing and other resources, name recognition and market presence than we do and the internal design group at TSMC has greater access to technical information about TSMC’s manufacturing processes. Distribution partners selected by TSMC include Cadence Design Systems, Inc., Magma Design Automation, Inc. and Virage Logic Corporation. Some of TSMC’s distribution partners, such as Cadence, may have greater resources, name recognition and distribution networks than we do. If TSMC is successful in supplying intellectual property components to third parties either directly or through distribution arrangements with other companies, our revenue and operating results could be negatively affected.

Our customers are not obligated to purchase additional products from us or manufacture integrated circuits with our products, which may cause our operating results to suffer.

None of our customers has a written agreement with us that obligates them to license future generations of intellectual property components or additional intellectual property components from us, and we cannot be certain that any customer will license intellectual property components from us in the future. Our revenue from these customers may be comprised of license fees and royalties. In addition, we cannot be certain that any of the integrated circuit manufacturers will produce products incorporating our intellectual property components or that, if production occurs, they will generate significant royalty revenue for us. If one or more of our major integrated circuit manufacturing customers stops licensing our intellectual property components, reduces its orders, fails to pay license or royalty fees due or does not produce products containing our intellectual property components, our operating results could be materially and negatively affected.

Risk factors

We have relied and expect to continue to rely on royalties as a key component of our business model and if we fail to realize expected royalties our business will suffer.

Royalty payments are calculated based on the selling prices of integrated circuits or wafers containing our intellectual property components. We believe that our long-term success is substantially dependent on future royalties. We face risks inherent in a royalty-based business model, such as the rate of incorporation of our intellectual property components into integrated circuit designs, the rate of adoption of our intellectual property components by integrated circuit manufacturers and the demand for products incorporating these integrated circuits. Our royalty revenue is highly dependent upon the level of integrated circuit production and sales by our integrated circuit manufacturing customers. Fluctuations in orders placed with our integrated circuit manufacturing customers from their customers could significantly affect our royalty revenue and operating results. Additionally, our ability to forecast and realize royalty revenue is limited by factors that are beyond our control. These factors include the timing of the manufacture of royalty-bearing integrated circuits or wafers, the price charged by integrated circuit manufacturers to their customers for royalty-bearing integrated circuits or wafers, and the quantity of royalty-bearing integrated circuits or wafers ordered and actually manufactured. We believe that a significant portion of our royalty revenue has been derived from the manufacture and sale of integrated circuits for graphics applications. If the market for integrated circuits in graphics applications declines, our royalty revenue may be adversely affected. On a period-to-period basis, net royalty revenue may vary significantly. Net royalty revenue as a percentage of our total revenue was 18% for fiscal 2001, 26% for fiscal 2002 and 14% for the three months ended December 31, 2002.

There is significant delay and uncertainty between the delivery of our intellectual property components and the generation of royalty revenue. In addition to the factors described above, this delay and uncertainty is due to the delivery and application of our intellectual property components early in the integrated circuit design process and delays in the reporting of the production and sale of royalty bearing integrated circuits or wafers. The time between the delivery of our intellectual property components to a customer and the manufacture in volume of integrated circuits containing our intellectual property components may be three years or longer. Thus, we cannot anticipate the impact of royalty payments on our financial results when we negotiate royalty agreements. We recognize royalty revenue in the quarter in which we receive a royalty report from an integrated circuit manufacturer, provided that other conditions to revenue recognition have been satisfied. As a result, our recognition of royalty revenue typically lags behind the quarter in which the related integrated circuit is sold by the integrated circuit manufacturing customer by at least one quarter. We cannot be certain that our business strategy will be successful in expanding the number of contracts with integrated circuit manufacturers, nor can we be certain that we will receive significant royalty revenue in the future.

TSMC accounted for 88% of our net royalty revenue in fiscal 2001, 89% of our net royalty revenue in fiscal 2002 and 67% of our net royalty revenue in the three months ended December 31, 2002. Our agreements with TSMC provide that royalty rates decrease in accordance with a fixed schedule over the life of a given process. As a result, our net royalty revenue may decline if royalties from TSMC continue to represent a substantial portion of our net royalty revenue.

We also face risks relating to the accuracy and completeness of the royalty collection process. Our ability to generate royalty revenue depends, in part, on our ability to negotiate, structure, monitor and enforce agreements for the determination and payment of royalties. We have only limited experience and systems in place to conduct reviews of the accuracy of the royalty reports we receive from our licensees. We have the right to audit the records of integrated circuit manufacturers who license our intellectual property components to help ensure the integrity of their royalty reporting systems; however, these audits may only be conducted periodically and at our expense. We cannot be certain that the costs incurred by us in conducting these audits will not exceed the royalties that result from these efforts.

Risk factors

We continue to experience intense competition from other intellectual property component providers, integrated circuit manufacturers and electronic design automation companies, and this competition could negatively affect our business and our revenue.

Our strategy of targeting integrated circuit manufacturers and integrated circuit designers that participate in, or may enter, the system-on-a-chip market requires us to compete in intensely competitive markets. We face significant competition from third party intellectual property component providers, such as DOLPHIN Integration SA, Faraday Technology Limited, LEDA Systems, Inc., Monolithic System Technology, Inc., TriCN, Inc., VeriSilicon Microelectronics (Shanghai) Co. Ltd., Virage Logic and Virtual Silicon Technology, Inc., and from the internal design groups of integrated circuit manufacturers, such as TSMC. In addition, we face competition from small consulting firms and design companies that operate in the intellectual property component segment of the market and offer a limited selection of specialized intellectual property components.

We face significant competition from the internal design groups of integrated circuit manufacturers that have expanded their manufacturing capabilities and portfolio of intellectual property components to participate in the system-on-a-chip market. Integrated circuit manufacturers that license our intellectual property components have historically had their own internal intellectual property component design groups. These design groups continue to compete with us for access to the integrated circuit manufacturer’s intellectual property component requisitions and, in some cases, compete with us to supply intellectual property components to third parties on a merchant basis. Intellectual property components developed by internal design groups are designed to utilize the qualities of their own manufacturing process, and may therefore benefit from certain capacity, informational, cost and technical advantages. If internal design groups expand their intellectual property component offerings to compete directly with our intellectual property components or actively seek to participate as vendors in the intellectual property component market, our revenue and operating results could be negatively affected.

We expect competition to increase in the future from existing competitors and from new market entrants with intellectual property components that may be less expensive than ours or that may provide better performance or additional features not currently provided by our intellectual property components. Many of our current and potential competitors have substantially greater financial, technical, manufacturing, marketing, distribution and other resources, greater name recognition and market presence, longer operating histories, lower cost structures and larger customer bases than we do. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in customer requirements. In addition, some of our principal competitors maintain their own electronic design automation tools and intellectual property component libraries which allow them to offer a single vendor solution.

Our ability to compete successfully in the market for intellectual property components will depend upon numerous factors, many of which are beyond our control including, but not limited to:

➢	continued market acceptance of products using system-on-a-chip integrated circuits and industry and general economic conditions;

➢	our ability to implement new designs at smaller process geometries;

➢	our ability to protect our intellectual property;

➢	access to adequate electronic design automation tools, many of which are licensed from our current or potential competitors;

Risk factors

➢	access to adequate technical information from integrated circuit manufacturers, many of which are actual or potential competitors;

➢	the price, quality and timing of our new intellectual property components and those of our competitors;

➢	the emergence of new intellectual property component interchangeability standards;

➢	the widespread licensing of intellectual property components by integrated circuit manufacturers or their design groups to third party manufacturers;

➢	market acceptance of our intellectual property components; and

➢	success of competitive intellectual property components.

Recent growth in customer demand has strained our resources.

In the last half of fiscal 2002 and to date in fiscal 2003 we have experienced an increase in orders that has placed a strain on our resources and lengthened the time it takes for us to deliver products to our customers. While we have increased and intend to continue to increase our engineering capacity, we cannot be certain that our capacity will match demand in future periods. Accordingly, if there are delays in product delivery, our operating results could suffer.

If we fail to enhance our intellectual property components and develop and introduce new intellectual property components on a timely basis, we may not be able to address the needs of our customers, our technology may become obsolete and our results of operations may be harmed.

Our customers compete in the integrated circuit industry, which is subject to rapid technological change, frequent introductions of new products, short product life cycles, changes in customer demands and requirements and evolving industry standards. The development of new manufacturing processes, the introduction of products embodying new technologies and the emergence of new industry standards can render existing products obsolete and unmarketable. Accordingly, our future success will depend on our ability to continue to enhance our existing intellectual property components and to develop and introduce new intellectual property components that satisfy increasingly sophisticated customer requirements and that keep pace with new product introductions, emerging manufacturing process technologies and other technological developments in the integrated circuit industry. If we fail to anticipate or adequately respond to changes in manufacturing processes or customer requirements, or if we experience significant delays in intellectual property component development, our business and operating results may be negatively affected. We cannot be certain that we will avoid difficulties that could delay or prevent the successful introduction, development and sale of new or enhanced intellectual property components or that the new or enhanced intellectual property components will achieve market acceptance. If we do not satisfy our delivery commitments, then we could also be exposed to litigation or claims from our customers. Any claim could have a material negative effect on our business, which could cause our stock price to decline.

From time to time, we have experienced delays in the progress of customization of new intellectual property components for a given customer, and we may continue to experience delays in the future. Any delay or failure to meet customers’ expectations could result in damage to customer relationships and our reputation, underutilization of engineering resources, delay in the market acceptance of our intellectual property components or a decline in revenue, any of which could negatively affect our business.

Risk factors

We face risks from sales to foreign customers and foreign operations, which could reduce our operating results and harm our financial condition.

Historically, a large portion of our total revenue has been derived from integrated circuit manufacturers located outside of the United States. International revenue as a percentage of our total revenue was approximately 70% for fiscal 2001, 75% for fiscal 2002 and 66% for the three months ended December 31, 2002. Revenue derived from customers in Taiwan as a percentage of our total revenue was approximately 34% for fiscal 2001, 44% for fiscal 2002 and 24% for the three months ended December 31, 2002. We anticipate that international revenue will remain a substantial portion of our total revenue in the future. To date, all of our revenue from international customers has been denominated in US dollars. If our competitors denominate their sales in a currency that becomes relatively inexpensive in comparison to the US dollar, then we may experience fewer orders from international customers whose business is based primarily on the less expensive currency. In addition, future dislocations in international financial markets may materially affect our business.

We intend to expand our sales, marketing and design activities in Asia and Europe. We are also establishing an engineering services and support facility in Bangalore, India. International expansion will result in increased costs and may not be successful, which could harm our business. Our expansion of international activity and dependence on customers outside the United States involves a number of risks including:

➢	the impact of possible recessions in economies outside the United States, which, given our reliance on foreign customers for a substantial portion of our revenue, could have a significant negative impact on our business and results of operations;

➢	political and economic instability, including instability relating to North Korea and tensions between Taiwan and China and India and Pakistan, which could have a significant impact on us due to the concentration of our manufacturing and design customers in Taiwan and our design center in India;

➢	exchange rate fluctuations which, due to the denomination of our foreign sales in US dollars, could significantly increase the cost of our products to our foreign customers;

➢	the imposition of export license requirements or other regulatory requirements on our products, which would necessitate substantial changes to our existing open access web-based distribution platform;

➢	difficulties in enforcement of contractual and intellectual property rights, which difficulties could have a significant adverse effect on our business given our open access distribution model, and our reliance on contractual and intellectual property rights to limit the use of our products and generate royalties; and

➢	difficulties and costs of staffing and managing foreign operations, which, given our lack of experience with remote operations and our planned expansion in India, could have a significant negative impact on our business.

If we are unable to sustain or increase revenue derived from international customers or minimize the foregoing risks, our business may be materially and adversely affected, which could cause our stock price to decline.

International political instability may increase our cost of doing business and disrupt our business.

Increased international political instability, evidenced by the threat or occurrence of terrorist attacks, enhanced national security measures, sustained military action in Afghanistan and Iraq, strained

Risk factors

international relations with North Korea, tensions between Taiwan and China, tensions between India and Pakistan and other conflicts in the Middle East and Asia, may halt or hinder our ability to do business, may increase our costs and may adversely affect our stock price. This increased instability may, for example, negatively impact the reliability and cost of transportation, negatively affect the desire of our employees and customers to travel, adversely affect our ability to obtain adequate insurance at reasonable rates or require us to take extra security precautions for our domestic and international operations. In addition, this international political instability has had and may continue to have negative effects on financial markets, including significant price and volume fluctuations in securities markets. If this international political instability continues or escalates, our business and results of operations could be harmed and the market price of our common stock could decline.

If we lose any of our key personnel or are unable to attract, train and retain qualified personnel, our ability to manage our business and continue our growth would be negatively impacted.

Our success depends in large part on the continued contributions of our key management, engineering, sales and marketing personnel, many of whom are highly skilled and would be difficult to replace. None of our senior management, key technical personnel or key sales personnel is bound by a written employment contract to remain with us for a specified period. In addition, we do not currently maintain key man life insurance covering our key personnel. Our success also depends on our ability to attract, train and retain highly skilled managerial, engineering, sales, marketing and finance personnel and on the abilities of new personnel to function effectively, both individually and as a group. If we are unable to effectively integrate and utilize newly hired engineering, management or sales personnel, the execution of our business strategy and our ability to react to changing market conditions may be impeded and our business could suffer. Competition for personnel is intense, and we cannot be certain that we will be successful in attracting and retaining qualified personnel. If we lose the services of any key personnel, are unable to attract or retain qualified personnel in the future or experience delays in the integration of new personnel in the United States and abroad, our business and operations may suffer.

Our historical growth and acquisitions have placed and future acquisitions may place a significant strain on our management systems and resources and we may be unable to effectively control our costs and implement our business strategies as a result.

Our ability to license our intellectual property components and manage our business successfully in a rapidly evolving market requires an effective planning and management process. Our historical growth, international expansion, acquisition of certain assets and personnel from Synopsys, Inc. in January 2001 and acquisition of NurLogic in February 2003 have placed, and are expected to continue to place, a significant strain on our managerial, operational and financial resources. We are currently in the process of establishing an engineering service and support facility in Bangalore, India and we plan to open sales and support offices in China and Taiwan. The number of our employees or their full-time equivalents has increased from 145 on December 31, 2001 to 245 on December 31, 2002, exclusive of any NurLogic employees. Approximately 60 employees of NurLogic joined us upon completion of our acquisition of NurLogic in February 2003. Our international expansion is expected to result in increased costs associated with the commencement of operations.

Our customers rely heavily on our technological expertise in designing, testing and manufacturing products incorporating our intellectual property components. Relationships with new integrated circuit manufacturers generally require significant engineering support. As a result, any increase in the demand for our intellectual property components will increase the strain on our personnel, particularly our engineers. Our financial and management controls, reporting systems and procedures are also limited. Our future growth, if any, will depend on our ability to continue to implement and improve operational,

Risk factors

financial and management information and control systems on a timely basis. If we fail to do so, our business could be harmed. We cannot be certain that our systems, procedures and controls will be adequate to support our operations or that our management will be able to achieve the rapid execution necessary to implement our business plan.

If we are not able to effectively integrate and develop the operations of NurLogic, our business may suffer.

We acquired NurLogic in February 2003. We intend to integrate the workforce and operations of NurLogic into our organizational structure and work towards the effective utilization of the additional workforce. We face various risks as a result of this acquisition including, but not limited to:

➢	our ability to retain and motivate NurLogic’s employees;

➢	our ability to retain and develop NurLogic’s customers;

➢	the failure to integrate the technology, operations and workforce of NurLogic with our company;

➢	the failure to realize the potential financial or strategic benefits of the acquisition;

➢	the incurrence of substantial unanticipated integration costs;

➢	the diversion of significant management attention and financial resources in assimilating NurLogic’s business; or

➢	the disruption of our ongoing business.

If we are not able to successfully integrate and develop NurLogic’s business, our business may be negatively affected in future periods, which may cause our stock price to decline. In addition, if the value of intangible assets acquired becomes impaired, we will be required to write down the value of the assets, which would negatively affect our financial results. We may incur liabilities from NurLogic including liabilities for intellectual property infringement or indemnification of NurLogic’s customers for similar claims, that could materially and adversely affect our business. If our efforts to integrate NurLogic’s business with our existing business are unsuccessful, our future revenue and operating results could be negatively affected, which could cause our stock price to decline.

Our acquisition of NurLogic will make planning and predicting our future growth rates and operating results more difficult.

Our acquisition of NurLogic may reduce our revenue growth rate and make prediction of our future revenue, costs and expenses and operating results more difficult. We intend to offer NurLogic’s analog, mixed-signal and communications components to our existing customer base. However, we cannot predict the level of demand for NurLogic’s products from these customers. If we are unable to expand the existing customer base for these products beyond NurLogic’s current customer base, revenues from these products may not grow. We may also incur additional costs in order to customize the existing NurLogic products to meet our customer requirements. We expect our results of operations in future periods will reflect an expanded workforce and product development effort and changed customer base. Due to the acquisition, we may not be able to accurately predict:

➢	how the combined business will evolve;

➢	the possible impairment of relationships with employees and customers as a result of the integration of the combined businesses; or

➢	the impairment of goodwill and other intangible assets resulting from the acquisition.

Risk factors

In addition, we have limited experience integrating remote operations into our organization structure. If we are unable to efficiently manage this integration, we may incur additional expenses and experience delays in our engineering and marketing efforts.

We may make future acquisitions that could cause our business to suffer.

We may continue to make investments in complementary companies, products or technologies. If we buy a company or a division of a company, we may experience difficulty integrating that company or division’s personnel and operations, which could negatively affect our operating results. In addition:

➢	the key personnel of the acquired company may decide not to work for us;

➢	we may experience additional financial and accounting challenges and complexities in areas such as tax planning, treasury management and financial reporting;

➢	our ongoing business may be disrupted or receive insufficient management attention;

➢	we may not be able to recognize the cost savings or other financial benefits we anticipated; and

➢	our increasing international presence resulting from acquisitions may increase our exposure to foreign political, currency, and tax risks.

In connection with future acquisitions, we may be required to assume the liabilities of the companies we acquire. By assuming the liabilities, we may incur liabilities, including liabilities for intellectual property infringement or indemnification of customers of acquired businesses for similar claims, that could materially and adversely affect our business. We may have to incur debt or issue equity securities to pay for any future acquisition, the issuance of which would involve restrictive covenants or be dilutive to our existing stockholders.

We are in the process of establishing our first remote engineering sites which, if not structured and managed effectively, could cause our business to suffer.

We are establishing an engineering service and support facility in Bangalore, India. In addition, due to our acquisition of NurLogic, we perform engineering services in San Diego, California. We have no prior experience in establishing or operating engineering centers outside of our headquarters in Sunnyvale, California. Our expansion of engineering operations to remotely situated offices presents a number of risks including increased difficulty in coordinating our engineering efforts, obtaining required equipment and tools and training new personnel, increased communications and travel costs and potential delays in our engineering efforts.

Our future capital needs may require that we seek debt financing or additional equity funding which, if not available, could cause our business to suffer.

We intend to continue to invest heavily in the development of new intellectual property components and enhancements to our existing intellectual property components. Our future liquidity and capital requirements will depend upon numerous factors, including:

➢	the costs and timing of expansion of product development efforts and the success of these development efforts;

➢	the costs and timing of expansion of sales and marketing activities;

➢	the costs and timing of expansion of our international operations;

➢	the extent to which our existing and new intellectual property components gain market acceptance;

➢	the cost and timing of future acquisitions, if any;

Risk factors

➢	competing technological and market developments;

➢	the cost involved in maintaining and enforcing our patent claims and other intellectual property rights and defending against any future claims of intellectual property infringement;

➢	the cost of any stock repurchases pursuant to our previously announced stock repurchase program; and

➢	the level and timing of license and royalty revenue.

From time to time after this offering, we may raise additional funds through public or private financing, strategic relationships or other arrangements. We cannot be certain that the funding, if needed, will be available on attractive terms, or at all. Furthermore, any additional equity financing may be dilutive to stockholders, and debt financing, if available, may involve restrictive covenants. Strategic arrangements, if necessary to raise additional funds, may require us to relinquish our rights to certain of our technologies or products. If we fail to raise capital when needed, our business will be negatively affected, which could cause our stock price to decline.

RISKS RELATED TO OUR MARKET

Our business depends on continued demand for system-on-a-chip integrated circuits and the electronic equipment that incorporate them.

Our business is substantially dependent on the adoption of our technology by integrated circuit manufacturers and on an increasing demand for products requiring complex system-on-a-chip integrated circuits, such as portable computing devices, cellular phones, consumer multimedia products, automotive electronics, personal computers and workstations. Our business is subject to many risks beyond our control that influence the success of our customers including, among others, competition faced by each customer in its particular industry, market acceptance of the customer’s products that incorporate our technology, the engineering, sales and marketing capabilities of the customer and the financial and other resources of the customer. Demand for our intellectual property components may also be affected by consolidation in the integrated circuit and related industries, which may reduce the aggregate level of purchases of our intellectual property components and services by the combined companies.

The revenue we generate from licensing activities depends in large part on the rate at which integrated circuit manufacturers adopt new product generations, which, in turn, is affected by the level of demand for integrated circuits. With increasing complexity in each successive generation of integrated circuit products, we face the risk that the rate of adoption of smaller process geometries for integrated circuit manufacturing may slow. Revenue generated from royalties depends on production and sale of integrated circuits or wafers that incorporate our technology. If the integrated circuit and electronics products industries experience a downturn, our business could suffer.

The integrated circuit industry is cyclical in nature and is currently experiencing a downturn which may negatively affect the growth of our revenue.

The markets for integrated circuit products are cyclical. The integrated circuit industry suffered a sharp decline in orders and revenue in 2001 and 2002 and this weakness has continued in 2003. Many integrated circuit manufacturers and vendors of products incorporating integrated circuits have announced earnings shortfalls and employee layoffs. We believe these conditions negatively affected the rate of growth of our revenue in the past and may negatively affect our business in the future if these conditions persist. The outlook for the electronics industry is uncertain and it is very difficult to predict how long the current downturn will last.

The primary customers for our intellectual property components are integrated circuit design and manufacturing companies. Any significant downturn in our customers’ markets, or domestic and global

Risk factors

conditions which result in the reduction of research and development budgets, would likely result in a decline in demand for our intellectual property components and services and could harm our business. In addition, our royalty revenue could decline due to decreases in demand for electronic products. Continued weakness in the integrated circuit and related industries, a reduced number of design starts, shifts in the types of integrated circuits manufactured, tightening of customers’ operating budgets or consolidation among our customers could cause our business to suffer.

If the market for third party intellectual property components does not expand, our business may suffer.

Our ability to achieve sustained revenue growth and profitability in the future will depend on the continued development of the market for third party intellectual property components and, to a large extent, on the demand for system-on-a-chip integrated circuits. System-on-a-chip integrated circuits are characterized by rapid technological change and competition from an increasing number of alternate design strategies such as combining multiple integrated circuits to create a system-on-a-package. We cannot be certain that the market for third party intellectual property components and system-on-a-chip integrated circuits will continue to develop or grow at a rate sufficient to support our business. If either of these markets fails to grow or develops slower than expected, our business may suffer. A significant majority of our existing and potential customers currently rely on components developed internally and/or by other vendors. Our future growth, if any, is dependent on the adoption of, and increased reliance on, third party intellectual property components by both existing and potential customers.

Integrated circuit manufacturing facilities are subject to risk of natural disasters, which, if they were to occur, could harm our revenue and profitability.

Integrated circuit manufacturing facilities have in the past experienced major reductions in foundry capacity due to earthquakes in Taiwan, Japan and California. For example, in 1999 Taiwan experienced several earthquakes which impacted foundries due to power outages, physical damage and employee dislocation. The license component of our revenue depends on manufacturers transitioning to new process geometries. The royalty component of our revenue is directly related to the manufacture and sale of integrated circuits containing our intellectual property components. As a result, our business could suffer if a major integrated circuit manufacturer’s transition to a new process geometry or manufacturing capacity was adversely affected by a natural disaster such as an earthquake, fire, tornado or flood.

RISKS RELATED TO OUR INTELLECTUAL PROPERTY RIGHTS

If we are not able to preserve the value of the intellectual property included in our intellectual property components, our business will suffer.

We rely primarily on a combination of nondisclosure agreements and other contractual provisions and patent, trademark, trade secret and copyright law to protect our proprietary rights. If we fail to enforce our patents, trademarks or copyrights or to protect our trade secrets, our business could suffer, which could cause our stock price to decline. We cannot be certain that our intellectual property rights can be successfully asserted in the future or will not be invalidated, circumvented or challenged.

In certain instances, we have elected to rely on trade secret law rather than patent law to protect our proprietary technology. However, trade secrets are difficult to protect. We protect our proprietary technology and processes, in part, through confidentiality agreements with our employees and customers. We cannot be certain that these contracts have not and will not be breached, that we will have adequate remedies for any breach or that our trade secrets will not otherwise become known or be independently discovered by competitors.

Effective intellectual property protection may be unavailable or limited in certain foreign jurisdictions, such as China, where we sell our intellectual property components. As a result, we may experience

Risk factors

difficulty protecting our intellectual property from misuse or infringement by others in foreign countries. The risks associated with protection of our intellectual property rights in foreign countries are likely to increase as we expand our international operations.

An infringement claim or a significant damage award would adversely impact our operating results.

Substantial litigation and threats of litigation regarding intellectual property rights exist in our industry and the integrated circuit industry. From time to time, third parties, including our competitors, may assert patent, copyright and other intellectual property rights to technologies that are important to our business. We cannot be certain that we would ultimately prevail in any dispute or be able to license any valid and infringed patents from third parties on commercially reasonable terms. Any infringement claim brought against us, regardless of the duration, outcome or size of damage award, could:

➢	result in substantial cost to us;

➢	divert our management’s attention and resources;

➢	be time consuming to defend;

➢	result in substantial damage awards;

➢	cause product shipment delays; or

➢	require us to seek to enter into royalty or other licensing agreements.

Any infringement claim or other litigation against or by us could have a material negative affect on our business, which could cause our stock price to decline.

In any potential dispute involving our intellectual property, our customers and strategic partners could also become the target of litigation. This could trigger our technical support and indemnification obligations in our license agreements, which could result in substantial expense to us. In addition to the time and expense required for us to supply support or indemnification to our customers and strategic partners, any litigation could severely disrupt or shut down the business of our customers and strategic partners, which in turn would hurt our relations with them and harm our operating results.

From time to time, we may be subject to claims by our customers or customers of the companies we acquire that our intellectual property components or products of acquired companies that have been incorporated into electronic products infringe the intellectual property rights of others. Our future acquisitions, if any, may increase the risk that customers of these companies bring claims of intellectual property infringement or indemnification for intellectual property infringement against us.

We have been notified recently by one of NurLogic’s customers that it is requesting indemnification from NurLogic (now one of our wholly owned subsidiaries) because a complaint had been filed against that customer in November 2002 alleging that some of that customer’s products infringed several third party patents. While we believe that the complaint is without merit with respect to technology licensed by NurLogic, there can be no assurance that a court would not find that the technology licensed by NurLogic does infringe the third party patents. Whether or not the customer’s products infringe, the investigation and resolution of this indemnity claim and any related litigation can be expensive and can consume substantial amounts of management time and attention.

Risk factors

Defects in our proprietary technologies and intellectual property components could decrease our revenue and our competitive market share.

If the intellectual property components we provide to a customer contain defects that increase our customers’ cost of goods sold and time to market, the market acceptance of our intellectual property components would be harmed. Any actual or perceived defects in our intellectual property components may also hinder our ability to attract or retain industry partners or customers, leading to a decrease in our revenue. These defects are frequently found during the period following introduction of new proprietary technologies or enhancements to existing proprietary technologies. Our intellectual property components may contain errors or defects not discovered until after volume manufacture of integrated circuits containing our intellectual property components. If our intellectual property components contain errors or defects, we could be required to expend significant resources to alleviate these problems, which could result in the diversion of technical and other resources from our other development efforts. The defects or errors could also result in fewer wafers containing our intellectual property components reaching production, which would reduce our royalty revenue.

RISKS RELATED TO OUR STOCK AND THE OFFERING

Our stock is subject to substantial price and volume fluctuations due to a number of factors, many of which are beyond our control, and those fluctuations may prevent our stockholders from reselling our common stock at a profit.

The trading price of our common stock has in the past been and could in the future be subject to significant fluctuations in response to:

➢	quarterly variations in our results of operations;

➢	international political instability, including instability associated with military action in Afghanistan and Iraq, strained relations with North Korea and other conflicts;

➢	announcements of technological innovations or new products by us, our customers or competitors;

➢	our failure to achieve the operating results anticipated by analysts or investors;

➢	sales or the perception in the market of possible sales of a large number of shares of our common stock by our directors, officers, employees or principal stockholders;

➢	releases or reports by or changes in security analysts’ recommendations; and

➢	developments or disputes concerning patents or proprietary rights or other events.

For example, during fiscal 2002 and to date in fiscal 2003, the trading price of our common stock on the Nasdaq National Market has ranged from a high of $22.30 to a low of $6.84. If our revenue and results of operations are below the expectations of public market securities analysts or investors, significant fluctuations in the market price of our common stock could occur. In addition, the securities markets have, from time to time, experienced significant price and volume fluctuations, which have particularly affected the market prices for high technology companies and often are unrelated and disproportionate to the operating performance of particular companies. These broad market fluctuations, as well as general economic, political and market conditions, may negatively affect the market price of our common stock. In the past, following periods of volatility in the market price of a company’s stock, securities class action litigation has occurred against that company. The litigation could result in substantial costs and would at a minimum divert management’s attention and resources, which could have a material adverse effect on our business, which could further reduce our stock price. Any adverse decision in the litigation could also subject us to significant liabilities.

Risk factors

We have broad discretion in how we use the net proceeds of this offering, and we may not use these proceeds in a manner desired by our stockholders.

We do not have a definitive plan with respect to the use of the net proceeds of this offering and have not committed these proceeds to any particular purpose. Accordingly, our management will have broad discretion with respect to the use of the net proceeds from this offering and investors will be relying on the judgment of our management regarding the application of these proceeds. Our management could spend most of the net proceeds from this offering in ways which our stockholders may not desire or that do not yield a favorable return. You will not have the opportunity, as part of your investment in our common stock, to influence the manner in which the net proceeds of this offering are used. As of the date of this prospectus, we plan to use the net proceeds from this offering primarily for working capital and general corporate purposes. We may also use the net proceeds in future strategic acquisitions or investments, but currently we do not have any material acquisitions or investments pending. Any investment may not yield a favorable return. Our financial performance may differ from our current expectations or our business needs may change as our business and the industry we address evolve. As a result, the proceeds we receive in this offering may be used in a manner significantly different from our current expectations.

Our charter documents, Delaware law and our stockholder rights plan contain provisions that may inhibit potential acquisition bids, which may adversely affect the market price of our common stock, discourage merger offers or prevent changes in our management.

Our board of directors has the authority to issue up to 5,000,000 shares of preferred stock and to determine the rights, preferences, privileges and restrictions, including voting rights, of the shares without any further vote or action by our stockholders. If we issue any of these shares of preferred stock in the future, the rights of holders of our common stock may be negatively affected. If we issue preferred stock, a change of control of our company could be delayed, deferred or prevented. We have no current plans to issue shares of preferred stock.

Section 203 of the Delaware General Corporation Law restricts certain business combinations with any “interested stockholder” as defined by that statute. In addition, our certificate of incorporation and bylaws contain certain other provisions that may have the effect of delaying, deferring or preventing a change of control. These provisions include:

➢	cumulative voting for the election of directors;

➢	the elimination of actions by written consent of stockholders; and

➢	the establishment of an advance notice procedure for stockholder proposals and director nominations to be acted upon at annual meetings of the stockholders.

In December 2001, our board of directors adopted a stockholder rights plan. Under this plan, we issued a dividend of one right for each share of our common stock. Each right initially entitles stockholders to purchase a fractional share of our preferred stock for $115. However, the rights are not immediately exercisable. If a person or group acquires, or announces a tender or exchange offer that would result in the acquisition of, a certain percentage of our common stock, unless the rights are redeemed by us for $0.001 per right, the rights will become exercisable by all rights holders, except the acquiring person or group, for shares of our preferred stock or the stock of the third party acquirer having a value of twice the right’s then-current exercise price.

These provisions are designed to encourage potential acquirers to negotiate with our board of directors and give our board of directors an opportunity to consider various alternatives to increase stockholder

Risk factors

value. These provisions are also intended to discourage certain tactics that may be used in proxy contests. However, the potential issuance of preferred stock, our charter and bylaw provisions, the restrictions in Section 203 of the Delaware General Corporation Law and our stockholder rights plan could discourage potential acquisition proposals and could delay or prevent a change in control, which may adversely affect the market price of our stock. These provisions and plans may also have the effect of preventing changes in our management.

Former NurLogic shareholders will have the ability to sell a large number of shares of our common stock, which may cause the trading price of our common stock to decline.

In connection with our acquisition of NurLogic, we issued approximately 745,000 shares of our common stock to former NurLogic shareholders. Of that amount, approximately 127,249 shares may be sold in the public market as soon as a registration statement we filed on March 14, 2003 is declared effective by the Securities and Exchange Commission. We do not have any control over the timing of any sales by the former NurLogic shareholders. As a result, the market price of our common stock may fall if a large portion of those shares is sold in the public market.

Use of proceeds

We estimate that the gross proceeds from the sale of the 2,515,346 shares of common stock that we are selling in this offering will be approximately $40.6 million, based on an assumed public offering price of $16.16 per share. We estimate that the net proceeds from the sale of the 2,515,346 shares of common stock that we are selling in this offering and the repayment of $240,000 under a shareholder note that will be repaid in connection with this offering will be approximately $37.7 million after deducting the estimated underwriting discounts and commissions of $2.2 million, estimated offering expenses payable by us of $675,000 and underwriting discounts and commissions of certain selling stockholders that we have agreed to pay of $320,000. If the underwriters exercise their over-allotment option in full, we estimate the net proceeds to us will be approximately $45.9 million. We will not receive any proceeds from the sale of the 1,084,654 shares being sold by the selling stockholders.

We expect to use the net proceeds from this offering for capital expenditures, working capital and other general corporate purposes. We may use a portion of the net proceeds to acquire complementary products, technologies or businesses when the opportunity arises. However, we currently have no commitments or agreements and are not involved in any negotiations with respect to any material transactions.

Pending these uses, we intend to invest the net proceeds in short-term, interest bearing, investment grade securities.

We do not have a definitive plan with respect to the use of the net proceeds of this offering. As a result, our management will have broad discretion with respect to their use, and investors will be relying on the judgement of our management regarding the application of these proceeds. In addition, any investments, capital expenditures, cash acquisitions or other application of the use of proceeds we make may not produce the anticipated results.

Price range of common stock

Our common stock is quoted on the Nasdaq National Market under the symbol “ARTI.” The following table sets forth, for the periods indicated, the high and low sale prices per share of our common stock as reported on the Nasdaq National Market.

	High	Low

Fiscal year ended September 30, 2001

First Quarter	$13.12	$5.31
Second Quarter	13.50	5.69
Third Quarter	10.20	5.44
Fourth Quarter	10.49	5.85

Fiscal year ended September 30, 2002

First Quarter	$17.40	$6.95
Second Quarter	17.95	11.86
Third Quarter	16.50	8.26
Fourth Quarter	9.94	6.84

Fiscal year ending September 30, 2003

First Quarter	$22.30	$7.65
Second Quarter	19.89	13.88

On March 31, 2003, the reported last sale price of our common stock on the Nasdaq National Market was $16.16 per share. As of February 25, 2003, there were approximately 124 holders of record of our common stock, excluding those persons holding shares in street or nominee name.

Dividend policy

Since March 1996, when we converted to a C corporation from a subchapter S corporation, we have not declared or paid any cash dividends on our common stock or other securities. We presently intend to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying cash dividends in the foreseeable future.

Capitalization

The following table sets forth our capitalization as of December 31, 2002:

➢	on an actual basis;

➢	on a pro forma basis giving effect to our February 2003 acquisition of NurLogic as if it had occurred on October 1, 2002; and

➢	on a pro forma as adjusted basis giving effect to the sale of 2,515,346 shares of common stock that we are offering under this prospectus at an assumed public offering price of $16.16 per share for gross proceeds of approximately $40.6 million, after deducting underwriting discounts and commissions of $2.2 million, estimated offering expenses of $675,000 payable by us and the underwriting discounts and commissions we have agreed to pay for certain selling stockholders of $320,000, and adding the repayment of $240,000 from a shareholder note that will be repaid in connection with the offering. We will expense in connection with the offering the $320,000 of underwriting discounts and commissions of certain selling stockholders that we have agreed to pay and, of the $675,000 of estimated expenses payable by us, the $203,000 of estimated expense related to certain selling stockholders.

This information should be read together with our consolidated financial statements, the NurLogic historical financial statements and unaudited pro forma condensed combined financial data and related notes thereto included elsewhere or incorporated by reference in this prospectus.

	As of December 31, 2002
	Actual	Pro forma	Pro forma as adjusted

	(unaudited, in thousands)

Long term obligations, net of current portion	$1,682	$2,432	$2,432

Stockholders’ equity:
Preferred stock, $.001 par value per share, 5,000,000 shares authorized; no shares issued and outstanding	—	—	—
Common stock, $.001 par value per share, 50,000,000 shares authorized; 17,313,000 shares issued and outstanding, actual; 18,058,000 shares issued and outstanding pro forma; and 20,573,000 shares issued and outstanding, pro forma as adjusted	17	18	21
Additional paid-in capital	80,569	104,801	142,739
Deferred stock based compensation	—	(696)	(696)
Notes receivable from stockholder	—	(240)	—
Accumulated deficit	(5,862)	(6,382)	(6,905)

Total stockholders’ equity	74,724	97,501	135,159

Total capitalization	$76,406	$99,933	$137,591

The table above does not include:

➢	5,293,000 shares of common stock issuable upon exercise of options outstanding under our option plans at December 31, 2002 at a weighted average exercise price of $9.31 per share;

➢	1,332,000 additional shares of common stock reserved for future grant or issuance under our option plans and employee stock purchase plan; and

➢	819,000 shares of common stock issuable upon exercise of options at a weighted average exercise price of $11.89 per share we assumed in connection with our acquisition of NurLogic in February 2003.

Unaudited pro forma condensed combined financial data

The following tables set forth our unaudited pro forma condensed combined balance sheet as of December 31, 2002 and unaudited pro forma condensed combined statements of operations for the year ended September 30, 2002 and the three months ended December 31, 2002, giving effect to our acquisition of NurLogic as if the acquisition had occurred on October 1, 2001. The unaudited condensed combined pro forma financial data is based on our historical consolidated financial statements and the historical financial statements of NurLogic under the assumptions and adjustments set forth in the accompanying explanatory notes. All historical financial statements of NurLogic are presented to conform to the fiscal year end of Artisan. Accordingly, NurLogic’s statement of operations for the period from June 2001 through September 2001 were excluded from, and NurLogic’s statement of operations for the period from June 2002 through September 2002 were included in, the unaudited pro forma condensed combined statement of operations for the year ended September 30, 2002. You should read the unaudited pro forma condensed combined financial data in conjunction with our financial statements and accompanying notes thereto and the historical financial statements of NurLogic and accompanying notes included elsewhere or incorporated by reference in this prospectus.

The unaudited pro forma condensed combined financial data is presented for illustrative purposes only and therefore is not necessarily indicative of the operating results or financial condition that might have been achieved had the NurLogic acquisition occurred as of an earlier date. They are also not necessarily indicative of our future operating results or financial position.

Unaudited pro forma condensed combined financial data

	As of December 31, 2002
Unaudited pro forma condensed combined balance sheet:	Artisan	NurLogic	Pro forma adjustments		Pro forma combined

	(in thousands)
Assets
Current assets:
Cash and cash equivalents	$25,981	$3,417	$ (4,598	)(a)(j)	$24,800
Marketable securities	28,765	—			28,765
Accounts receivable, net	12,055	2,764			14,819
Prepaid expenses and other current assets	2,275	356			2,631

Total current assets	69,076	6,537			71,015

Property and equipment, net	4,142	1,784			5,926
Notes receivable from related parties	—	420	(420	)(j)	—
Goodwill	13,741	—	17,785	(b)	31,526
Purchased intangible assets, net	1,779	—	10,490	(b)	12,269
Other assets	1,977	123			2,100

Total assets	$90,715	$8,864			$122,836

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$952	$334			$1,286
Accrued liabilities	5,309	1,223	1,020	(c)	7,552
Deferred revenue	8,048	1,184			9,232
Deferred tax liability	—	—	4,196	(d)	4,196
Capital lease obligations	—	120			120
Notes payable	—	517			517

Total current liabilities	14,309	3,378			22,903

Deferred revenue	810	—			810
Other liabilities	872	—			872
Capital lease, net of current	—	218			218
Notes payable, net of current	—	532			532

Total liabilities	15,991	4,128			25,335

Stockholders’ equity:
Preferred stock	—	4,896	(4,896	)(e)	—
Common stock	17	1,301	(1,300	)(e)	18
Additional paid in capital	80,569	—	24,232	(e)	104,801
Warrants	—	103	(103	)(e)	—
Deferred stock-based compensation	—	—	(696	)(i)	(696)
Notes receivable from shareholder	—	(240)			(240)
Accumulated deficit	(5,862)	(1,324)	804	(e)(f)	(6,382)

Total stockholders’ equity	74,724	4,736			97,501

Total liabilities and stockholders’ equity	$90,715	$8,864			$122,836

The accompanying notes are an integral part of these unaudited condensed combined financial statements.

Unaudited pro forma condensed combined financial data

	Year ended September 30, 2002
Unaudited pro forma condensed combined statement of operations:	Artisan	NurLogic	Pro forma adjustments		Pro forma combined

	(in thousands, except per share amounts)
Revenue:
License	$27,728	$10,351			$38,079
Net royalty	9,518	116			9,634

Total revenue	37,246	10,467			47,713

Costs and expenses:
Cost of revenue	8,297	900			9,197
Product development	11,869	8,116			19,985
Sales and marketing	8,782	3,356			12,138
General and administrative	3,499	1,774			5,273
Provision for unused lease facility	1,219	—			1,219
Amortization of purchased intangible assets	1,967	—	$3,925	(g)	5,892
Stock-based compensation expense	—	—	480	(i)	480

Total costs and expenses	35,633	14,146			54,184

Operating income (loss)	1,613	(3,679)			(6,471)
Interest and other income	842	125	(89	)(h)	878

Income (loss) before provision for income taxes	2,455	(3,554)			(5,593)
Income tax provision (benefit)	340	(789)	(1,570	)(d)	(2,019)

Net income (loss)	$2,115	$(2,765)			$(3,574)

Net income (loss) per share:
Basic	$0.13				$(0.20)
Diluted	$0.12				$(0.20)

Shares used in computing net income (loss) per share:
Basic	16,716				17,461
Diluted	17,991				17,461

The accompanying notes are an integral part of these unaudited condensed combined financial statements.

Unaudited pro forma condensed combined financial data

	Three months ended December 31, 2002
Unaudited pro forma condensed combined statement of operations:	Artisan	NurLogic	Pro forma adjustments		Pro forma combined

	(in thousands)
Revenue:
License	$11,969	$2,526			$14,495
Net royalty	2,015	76			2,091

Total revenue	13,984	2,602			16,586

Costs and expenses:
Cost of revenue	3,906	135			4,041
Product development	2,935	1,938			4,873
Sales and marketing	3,104	785			3,889
General and administrative	1,395	1,078			2,473
Amortization of purchased intangible assets	492	—	$1,066	(g)	1,558
Stock-based compensation expense	—	—	164	(i)	164

Total costs and expenses	11,832	3,936			16,998

Operating income (loss)	2,152	(1,334)			(412)
Interest and other income (expense), net	203	(1)	(22	)(h)	180

Income (loss) before provision for income taxes	2,355	(1,335)			(232)
Income tax provision (benefit)	190	0	(426	)(d)	(236)

Net income (loss)	$2,165	$(1,335)			$4

Net income (loss) per share:
Basic	$0.13				$0.00
Diluted	$0.11				$0.00

Shares used in computing net income per share:
Basic	17,103				17,848
Diluted	18,857				19,676

The accompanying notes are an integral part of these unaudited condensed combined financial statements.

Unaudited pro forma condensed combined financial data

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Note 1.    Basis of pro forma presentation

On February 19, 2003, we completed our acquisition of NurLogic in a transaction accounted for as a purchase business combination. As consideration for the acquisition, we paid approximately $5.0 million in cash, issued 745,000 shares of our common stock, assumed options to purchase 819,000 shares of Artisan common stock and incurred transaction related costs of $1.0 million.

We have valued the shares issued in the acquisition in accordance with Emerging Issue Task Force Issue No. 99-12, Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination (“EITF 99-12”). In accordance with EITF 99-12, we have established that the first date on which the number of shares of our common stock and the amount of other consideration became fixed was February 19, 2003. Accordingly, we valued the transaction using the average closing price of our common stock on the Nasdaq National Market for the two days before and two days after February 19, 2003, inclusive. We have allocated the total purchase price to the tangible and identifiable intangible assets acquired and liabilities assumed on the basis of their fair values on the acquisition date. The purchase price is an estimate due to anticipated merger costs; however, management expects the final purchase price to be materially consistent with our estimate. The fair market value of the options issued upon our assumption of options to acquire NurLogic common stock was determined using the Black-Scholes model using the following assumptions: expected life of two to six years, average risk-free interest rate of 1.91%, expected volatility of 97% and no expected dividend yield.

Artisan and NurLogic employ accounting policies that are in accordance with generally accepted accounting principles in the United States. The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our actual results could differ from those estimates. In our opinion, all material adjustments necessary to reflect fairly the pro forma financial position and pro forma results of operations of Artisan and NurLogic have been made.

We have not identified any preacquisition contingencies where impairment of the related asset or liability is probable and the amount of the asset, liability or impairment can be reasonably estimated. Prior to the end of the purchase price allocation period, if information becomes available which would indicate it is probable that such events will occur and the amounts can be reasonably estimated, such items will be included in the purchase price allocation.

Note 2.    Pro forma adjustments and assumptions

The unaudited pro forma financial information reflects a total purchase price for NurLogic of $30.3 million as follows (in thousands):

Purchase price:
Cash	$5,018
Value of our common stock	12,909
Fair value of stock options assumed	11,324
Merger costs	1,020

Total consideration	$30,271

Unaudited pro forma condensed combined financial data

Under the purchase method of accounting, we allocated the total purchase price to NurLogic’s net tangible and intangible assets based upon their estimated fair market value as of the date of acquisition, February 19, 2003. Our estimates of the allocation of the purchase price to goodwill and intangibles are as follows (in thousands):

Allocation of purchase price:
Net tangible assets acquired	$4,976

Intangible assets acquired:
Developed technology	9,240
Customer base	910
Order backlog	340

10,490

In-process research and development	520
Deferred stock-based compensation	696
Deferred tax liability	(4,196)
Goodwill	17,785

$30,271

Net tangible assets acquired as of December 31, 2002 of approximately $5.0 million represent the net tangible assets of NurLogic. We allocated a portion of the purchase price to identifiable intangible assets. Developed technology and in-process research and development were identified and valued through interviews and analysis of data provided by NurLogic concerning development projects, their stage of development, the time and resources needed to complete them and, if applicable, their expected income generating ability and associated risks. We primarily used the income approach, which includes an analysis of cash flows and the risks associated with achieving such cash flows, in valuing the identifiable intangible assets. Where development projects had reached technological feasibility, they were classified as developed technology and the value assigned to developed technology was capitalized. The developed technology included intellectual property components for use in system-on-a-chip integrated circuits, such as analog, mixed signal and communications components. We expensed in-process research and development, which reflects certain research projects that had not yet reached technological feasibility and had no perceived alternative future use, upon consummation of the merger. We are amortizing other identifiable intangible assets over their useful lives of two to four years for developed technology, two to three years for customer base and six months for order backlog. We estimated the fair value assigned to in-process research and development and other identifiable intangible assets by discounting, to present value, the cash flows attributable to the technology once it had reached technological feasibility. We assumed that the $520,000 allocated to in-process research and development was written off at December 31, 2002 and we reflected that assumption as a $520,000 adjustment to retained earnings.

NurLogic’s technology adds complementary analog, mixed-signal and communications components to our product portfolio and allows us to provide more comprehensive products and pursue an expanded market opportunity. These opportunities and NurLogic’s workforce were two contributing factors to the establishment of the purchase price. These two factors are not identifiable intangibles and, therefore, resulted in the recognition of a significant amount of goodwill.

We recorded the residual purchase price of $17.8 million as goodwill. Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired. In accordance with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, we are not amortizing goodwill relating to the NurLogic acquisition. We will carry the goodwill at cost and test it for impairment annually and whenever events indicate that an impairment may have occurred.

Unaudited pro forma condensed combined financial data

Note 3.    Pro forma adjustments

The following adjustments are reflected in the unaudited pro forma condensed combined financial information (in thousands):

(a)	to record cash merger consideration of $5,018;

(b)	to record goodwill and purchased intangible assets;

(c)	to record the liability of $1,020 for direct merger costs;

(d)	to record a deferred tax liability of $4,196 related to identifiable intangible assets, and to record the related tax effect at 40% consisting of the US federal statutory rate and the state tax rate, net of federal benefit;

(e)	to eliminate the historical shareholders’ equity of NurLogic and record the estimated fair value of our common stock issued and options to purchase common stock assumed in the merger;

(f)	to record the in-process research and development charge of $520 assumed to be written off at December 31, 2002;

(g)	to record amortization of acquired intangible assets;

(h)	to record a decrease in interest income attributable to cash merger consideration;

(i)	to record deferred stock based compensation and compensation expense related to the unvested stock options issued as part of the acquisition which are amortized over the estimated service period in accordance with FASB Interpretation No. 28; and

(j)	to record collection of notes receivable from related parties of $420.

There were no transactions between Artisan and NurLogic during the periods presented. The unaudited pro forma condensed combined provision (benefit) for income taxes may not represent the amounts that would have resulted had Artisan and NurLogic filed consolidated income tax returns during the periods presented.

Based on the finalization of the valuation, purchase price allocation, integration plans and other factors, the pro forma adjustments may change from those presented in these pro forma condensed combined financial statements. A change in the value assigned to long-lived tangible and intangible assets and liabilities could result in a reallocation of the purchase price and a change in the pro forma adjustments. The effect of these changes will depend on the nature and amount of the assets or liabilities adjusted.

Note 4.    Unaudited pro forma combined income (loss) per common share

We calculated basic unaudited pro forma income (loss) per common share based on the issuance of approximately 745,000 shares of our common stock in the merger. We excluded the outstanding options to purchase 1.3 million shares during fiscal 2002 from our computation of diluted loss per common share for fiscal 2002 because inclusion of such options would have been anti-dilutive. We included in our computation of diluted loss per common share for the three months ended December 31, 2002 outstanding options to purchase 1.8 million shares during the three months ended December 31, 2002.

Selected historical consolidated financial data

The selected historical consolidated financial data set forth below should be read in conjunction with “Management’s discussion and analysis of financial condition and results of operations” and the consolidated financial statements and notes thereto included elsewhere or incorporated by reference in this prospectus. The balance sheet data as of September 30, 2001 and 2002 and the statement of operations data for the fiscal years ended September 30, 2000, 2001 and 2002 are derived from the financial statements that have been audited by PricewaterhouseCoopers LLP, independent accountants, and which are included elsewhere or incorporated by reference in this prospectus. The balance sheet data as of September 30, 1998, 1999 and 2000 and the statement of operations data for the fiscal years ended September 30, 1998 and 1999 are derived from the financial statements that have been audited by PricewaterhouseCoopers LLP, independent accountants, which are not included in this prospectus. The selected historical consolidated financial data as of December 31, 2002 and for the three months ended December 31, 2001 and 2002 are derived from unaudited financial statements included elsewhere or incorporated by reference in this prospectus. These unaudited financial statements have been prepared on the same basis as the audited financial statements and, in our management’s opinion, contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our financial position and results of operations. Historical results are not necessarily indicative of results to be expected in the future and the interim results for the three months ended December 31, 2002 are not necessarily indicative of results to be expected for fiscal 2003 or any future quarter.

Consolidated statements of operations data:	Years ended September 30,					Three months ended December 31,
	1998	1999	2000	2001	2002	2001	2002

						(unaudited)
	(in thousands, except per share data)
Revenue:
License	$16,568	$14,138	$17,042	$21,136	$27,728	$5,599	$11,969
Net royalty	—	729	3,250	4,621	9,518	1,969	2,015

Total revenue	16,568	14,867	20,292	25,757	37,246	7,568	13,984
Costs and expenses:
Cost of revenue	4,962	5,957	5,462	5,971	8,297	1,581	3,906
Product development	3,580	4,631	6,837	12,438	11,869	2,902	2,935
Sales and marketing	4,030	5,105	6,999	6,510	8,782	2,044	3,104
General and administrative	1,922	2,599	2,324	3,371	3,499	608	1,395
Provision for unused lease facility	—	—	—	1,341	1,219	—	—
In-process research and development	—	—	—	2,441	—	—	—
Amortization of purchased intangible assets	—	—	—	1,476	1,967	492	492
Amortization of goodwill and acquired workforce	—	—	—	4,580	—	—	—

Total costs and expenses	14,494	18,292	21,622	38,128	35,633	7,627	11,832

Operating income (loss)	2,074	(3,425)	(1,330)	12,371	1,613	(59)	2,152
Interest and other income, net	1,175	2,024	2,945	2,567	842	256	203

Income (loss) before provision (benefit) for income taxes	3,249	(1,401)	1,615	(9,804)	2,455	197	2,355
Provision (benefit) for income taxes	923	(858)	533	4,168	340	79	190

Net income (loss)	$2,326	$(543)	$1,082	$(13,972)	$2,115	$118	$2,165

Net income (loss) per share:
Basic	$0.22	$(0.04)	$0.08	$(0.88)	$0.13	$0.01	$0.13
Diluted	$0.18	$(0.04)	$0.07	$(0.88)	$0.12	$0.01	$0.11
Shares used in computing net income (loss) per share:
Basic	10,457	13,569	14,334	15,965	16,716	16,525	17,103
Diluted	12,917	13,569	15,456	15,965	17,991	17,754	18,857

Selected historical consolidated financial data

For an explanation of net income (loss) per share and shares used in per share calculations, see Note 2 to the consolidated financial statements included elsewhere in this prospectus.

Consolidated balance sheet data:	As of September 30,					As of December 31,
	1998	1999	2000	2001	2002	2002

						(unaudited)
	(in thousands)
Cash, cash equivalents and marketable securities	$47,204	$48,181	$54,016	$42,329	$52,244	$54,746
Working capital	49,874	50,612	57,069	41,214	50,955	54,767
Total assets	59,489	64,344	71,930	73,026	82,448	90,715
Long term liabilities, net of current portion	218	174	235	689	2,422	1,682
Total stockholders’ equity	55,539	57,120	63,454	63,385	69,160	74,724

Management’s discussion and analysis of financial condition and results of operations

The following discussion should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere or incorporated by reference in this prospectus.

OVERVIEW

We are a leading provider of physical intellectual property components for the design and manufacture of complex integrated circuits, known as system-on-a-chip integrated circuits. Our products include embedded memory, standard cell and input/output components, which are designed to achieve the best combination of performance, density, power and yield for a given manufacturing process. Our intellectual property components are pre-tested by producing them in silicon to ensure that they perform to specification. This enables designers to reduce the risk of design failure and gain valuable time to market. We license our products to customers for the design and manufacture of integrated circuits used in complex, high volume applications such as portable computing devices, cellular phones, consumer multimedia products, automotive electronics, personal computers and workstations.

We derive a substantial majority of our revenue from integrated circuit manufacturers who pay license fees and royalties to us to use our intellectual property components in the products they manufacture. These integrated circuit manufacturing customers work with integrated circuit designers who incorporate our intellectual property components in their designs. Our customers include:

➢	foundries, such as TSMC and United Microelectronics Corporation, which are independent manufacturing facilities;

➢	integrated device manufacturers, such as IBM and National Semiconductor, which are integrated circuit companies that design and manufacture their own integrated circuit products;

➢	application specific integrated circuit manufacturers, such as NEC, which are integrated circuit companies that manufacture products for their customers;

➢	system manufacturers, such as Sharp and Sony, which are integrated companies that design and manufacture integrated circuits for use in their electronic products; and

➢	fabless integrated circuit companies, such as NVIDIA and ATI, which are integrated circuit companies that do not have their own manufacturing facilities but use our intellectual property components in their designs.

Integrated circuit designers use our intellectual property components to help ensure that integrated circuits will work to specification before they are manufactured. These integrated circuit designers are customers of our integrated circuit manufacturing customers. We serve as an interface layer between integrated circuit designers and manufacturers. This manufacturing process interface layer is important since every integrated circuit design must be mapped into a given manufacturing process to achieve specified performance and desired yield. The use of our intellectual property components by integrated circuit designers encourages integrated circuit manufacturers to license our intellectual property components. We believe that integrated circuit designers view intellectual property components as an important link between the design of an integrated circuit and the manufacturing process.

We have licensed our intellectual property components to over 1,000 companies involved in integrated circuit design. We make the core set of our products available to licensed integrated circuit designers at

Management’s discussion and analysis of financial condition and results of operations no charge. We also provide customized intellectual property components and services to our licensed customers on a separate fee basis.

We license our intellectual property components on a nonexclusive, worldwide basis to major integrated circuit manufacturers and generally grant these manufacturers the right to distribute our intellectual property components to their internal design teams and their integrated circuit customers. We charge manufacturers a license fee that gives them the right to manufacture integrated circuits containing intellectual property components we have developed for their manufacturing process. With limited exceptions, manufacturers also agree to pay us royalties based on the selling prices of integrated circuits or wafers that contain our intellectual property components. We credit a portion of the royalty payments to the manufacturer’s account to be applied against license fees for future orders placed with us, if any, payable by the manufacturer. The portion of the royalty payment that is credited to a manufacturer’s account to be applied against future license fees, if any, is based on negotiations at the time the license arrangement is signed.

SOURCES OF REVENUE

The license of our intellectual property components to an integrated circuit manufacturer typically involves a sales cycle of three to nine months and often coincides with an integrated circuit manufacturing customer’s migration to a new manufacturing process. Our contracts with integrated circuit manufacturers generally require them to pay a license fee to us ranging from approximately $250,000 to $650,000 for each product delivered under a contract. Generally, our license contracts involve multiple products. Throughout the production cycle, integrated circuit manufacturers often request additional products or modifications to existing products that result in additional license revenue. Our contracts generally require payment of a portion of the license fees upon signing of the contract with the final payment due within 30 to 60 days after delivery, which generally takes six to nine months from the contract signing date.

We have been dependent on a relatively small number of integrated circuit manufacturing customers for a substantial portion of our revenue, although the integrated circuit manufacturers comprising this group have changed from time to time. In fiscal 2000, TSMC accounted for 35% of total revenue, Sharp accounted for 12% of total revenue and NEC accounted for 10% of total revenue. In fiscal 2001, TSMC accounted for 26% of total revenue and Synopsys accounted for 12% of our total revenue. In fiscal 2002, TSMC accounted for 39% of total revenue. For the three months ended December 31, 2001, TSMC accounted for 44% of total revenue and Chartered Semiconductor Manufacturing Ltd. accounted for 13% of total revenue. For the three months ended December 31, 2002, IBM accounted for 22% of total revenue, TSMC accounted for 22% of total revenue, Tower accounted for 11% of total revenue and Silterra accounted for 10% of total revenue.

The license of our intellectual property components typically involves a significant commitment of capital by the integrated circuit manufacturer and a purchase will often be timed to coincide with a manufacturer’s migration to a new manufacturing process geometry. Manufacturers migrating to a new process geometry often view our intellectual property components as a means of attracting integrated circuit designers that use our components. Within a given process geometry, manufacturers may also choose to license additional intellectual property components from us in response to their customer’s requirements. Once an order is received, we must commit significant time and resources to the customization of products for such manufacturer. Because we often recognize revenue from such orders on a percentage of completion basis, the customers representing the largest portion of our revenue in a given quarter will depend upon the timing of our receipt of new orders and the customization of projects

Management’s discussion and analysis of financial condition and results of operations actually performed by us during such quarter. We anticipate that our revenue will continue to depend on a limited number of major integrated circuit manufacturing customers for the foreseeable future, although our major integrated circuit manufacturing customers and the percentage of revenue they represent are likely to continue to vary from period to period depending on the addition of new contracts and the number of designs utilizing our intellectual property components.

We derive a substantial majority of our total revenue from license fees associated with the sale of licenses, including maintenance and support fees. Of these components, historically maintenance and support fees have represented less than 10% of license revenue. Together, these license, maintenance and support fees accounted for 84% of total revenue in fiscal 2000, 82% of total revenue in fiscal 2001 and 74% of total revenue in fiscal 2002. License, maintenance and support fees accounted for 74% of total revenue in the three months ended December 31, 2001 and 86% of total revenue in the three months ended December 31, 2002. We expect that license revenue will continue to account for a substantial portion of our total revenue for the foreseeable future.

We calculate royalty revenue based on the selling price of integrated circuits or wafers containing our intellectual property components. License arrangements call for royalty reporting by each integrated circuit manufacturing customer on either a per-integrated circuit or per-wafer basis. Given that we provide our intellectual property components early in the customer’s integrated circuit design process, there is a delay of approximately three to four years between the time we deliver an intellectual property component and the time we receive royalty revenue, if at all, when the integrated circuits incorporating our intellectual property components are manufactured and sold. In recent periods, we have established uniform royalty rates, calculated on the basis of the wafer selling prices, applicable to all new licensees. Prior to that, royalty rates varied among integrated circuit manufacturers. In addition, our agreements with TSMC provide that royalty rates decrease in accordance with a fixed schedule over the life of a given process geometry. Our success will depend, in part, on our ability to generate royalty revenue from a large number of designs and on many of these designs achieving substantial manufacturing volumes.

To date, a substantial portion of our net royalty revenue has been derived from one integrated circuit manufacturer, TSMC, which accounted for 97% of net royalty revenue for fiscal 2000, 88% of net royalty revenue for fiscal 2001, 89% of net royalty revenue for fiscal 2002, 88% of net royalty revenue for the three months ended December 31, 2001 and 67% of net royalty revenue for the three months ended December 31, 2002. Net royalty revenue as a percentage of total revenue was 16% for fiscal 2000, 18% for fiscal 2001, 26% for fiscal 2002, 26% for the three months ended December 31, 2001 and 14% for the three months ended December 31, 2002.

Historically, a large portion of our total revenue has been generated from outside of the United States. International revenue as a percentage of our total revenue was approximately 86% for fiscal 2000, 70% for fiscal 2001, 75% for fiscal 2002, 84% for the three months ended December 31, 2001 and 66% for the three months ended December 31, 2002. We anticipate that international revenue will remain a substantial portion of our total revenue for the foreseeable future. As all of our sales are currently denominated in US dollars, a strengthening of the US dollar could make our intellectual property components less competitive in foreign markets. We do not use derivative financial instruments for speculative or trading purposes. We have not historically engaged in any foreign currency hedging transactions.

Management’s discussion and analysis of financial condition and results of operations

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenue and expenses and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, assumptions and judgments including those related to revenue recognition, allowance for doubtful accounts, goodwill impairments, contingencies, restructuring costs and other special charges and taxes. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. The results of these estimates form the basis for our judgments about the carrying values of assets and liabilities and our recognition of revenue that is not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Some of our most critical accounting policies are described in the following paragraphs:

Revenue recognition

We follow specific and detailed guidelines in recognizing revenue in accordance with the provisions of AICPA Statement of Position 97-2, “Software Revenue Recognition,” as amended by Statement of Position 98-4 and Statement of Position 98-9, as well as Accounting Research Bulletin No. 45, “Long-Term Construction-Type Contracts,” and Statement of Position 81-1, “Accounting for Performance of Construction-Type and Certain Production Type Contracts.” However, our judgments may affect the application of our revenue recognition policy. Revenue in any given period is difficult to predict, and any shortfall in revenue or delay in recognizing revenue could cause our operating results to vary significantly from quarter to quarter and could result in future operating losses.

We recognize and report revenue in two separate categories: license revenue and net royalty revenue. License revenue is comprised of license, maintenance and support fees. License fees are derived from the purchase of a license for our products. Maintenance fees are derived from maintenance contracts with our integrated circuit manufacturing customers, which are generally purchased at the same time as a license for the product. Support fees are derived from arrangements with integrated circuit designers to support the use of our intellectual property components in their designs. Royalty revenue is derived from fees associated with the selling prices of integrated circuits or wafers containing our intellectual property components.

License revenue.    For all licenses, we use both a binding purchase order and a signed license agreement as evidence of an arrangement. We assess cash collectibility based on a number of factors, including past collection history with the customer and the credit worthiness of the customer. In cases where we believe a customer’s credit worthiness is uncertain, we require a letter of credit as assurance of payment. If we determine that collection of a fee is not probable, we defer the revenue and recognize it at the time collection becomes probable.

For licensed products which do not require significant customization of intellectual property components, we generally recognize license revenue when a signed contract or other persuasive evidence of an arrangement exists, the software has been shipped or electronically delivered, the license fee is fixed or determinable and collection of the resulting receivable is probable.

For licensed products requiring significant customization of our intellectual property components, we generally recognize license revenue using the percentage-of-completion method of accounting over the period that services are performed. For all license and service agreements accounted for under the

Management’s discussion and analysis of financial condition and results of operations percentage-of-completion method, we determine progress to completion based on actual direct labor hours incurred to date as a percentage of the estimated total direct labor hours required to complete the project. We periodically evaluate the actual status of each project to ensure that the estimates to complete each contract remain accurate. A provision for estimated losses on engagements is made in the period in which the loss becomes probable and can be reasonably estimated. To date, these losses have not been significant. Costs incurred in advance of billings are recorded as costs in excess of related billings on uncompleted contracts. If the amount of revenue recognized exceeds the amounts received from customers, the excess amount is recorded as unbilled accounts receivable. If the amount billed exceeds the amount of revenue recognized, the excess amount is recorded as deferred revenue. Revenue recognized in any period is dependent on our progress toward completion of projects in development. Significant management judgment and discretion are used to estimate total direct labor hours. Any changes in or deviation from these estimates could have a material effect on the amount of revenue we recognize in any period.

For arrangements with multiple elements, such as product licenses and maintenance services, we allocate revenue to each element of a transaction based upon its fair value as determined in reliance on vendor specific objective evidence. Vendor specific objective evidence of fair value for all elements of an arrangement is based upon the normal pricing and discounting practices for those licensed products and services when sold separately and for maintenance is additionally measured by the renewal rate. If we cannot objectively determine the fair value of any undelivered element included in license arrangements, we defer revenue until all elements are delivered, services have been performed or fair value can objectively be determined. When the fair value of a license element has not been established, we use the residual method to record license revenue if the fair value of all undelivered elements is determinable. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the fee is allocated to the delivered elements and is recognized as revenue.

We derive maintenance fees from maintenance contracts, which are generally purchased by integrated circuit manufacturers at the same time as a license for our intellectual property components. Maintenance includes telephone and email support and the right to receive unspecified upgrades on a when-and-if-available basis. Maintenance may generally be renewed on an annual basis. We recognize revenue for maintenance, based on vendor specific objective evidence of fair value, ratably over the term of the maintenance period. We generally determine vendor specific objective evidence of maintenance based on the stated fees for maintenance renewal set forth in the original license and first maintenance agreement.

We derive support fees from arrangements with integrated circuit designers to support the use of our intellectual property components in their designs. Support includes telephone and email support and the right to receive unspecified upgrades on a when-and-if-available basis. We recognize support fees ratably over the support period. Support arrangements generally have a term of 12 months and may be renewed for additional 12 month periods.

Royalty revenue.    We recognize royalty revenue based on royalty reports received from integrated circuit manufacturers, generally on a one quarter lag basis. According to contract terms, we credit a portion of each royalty payment back to the integrated circuit manufacturer’s account to be applied against future license fees, if any, payable by the manufacturer. We report the remaining portion of the royalty as net royalty revenue. The amount of credits that can be earned by an integrated circuit manufacturer is generally limited to the cumulative amount of orders placed by that integrated circuit manufacturer for a given process technology. An integrated circuit manufacturer has a limited time to use the credits before they expire, generally 18 months from the time royalties are earned. As a result, we

Management’s discussion and analysis of financial condition and results of operations defer revenue associated with our credit program until the integrated circuit manufacturer licenses additional products or the credit expires, whichever is earlier. If the integrated circuit manufacturer does not use the credits within the stated period, we record the amount of the expired credits as net royalty revenue as we no longer have an obligation to provide any future products for the expired credits. Historically, integrated circuit manufacturing customers have utilized substantially all credits to purchase our licensed products prior to expiration of the credits. When the integrated circuit manufacturing customers use credits, we recognize the credits as license revenue when our revenue recognition criteria have been met.

Allowance for doubtful accounts

We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of customers to make required payments. The allowance for doubtful accounts is based on our assessment of the collectibility of specific customer accounts, the aging of the accounts receivable and our historical experience. If a major customer’s creditworthiness were to deteriorate, or actual defaults were higher than our historical experience, our allowance for doubtful accounts may be insufficient to cover the uncollectible receivables, which could have an adverse impact on our operating results in the period. The impact of any change or deviation may be increased by our reliance on a relatively small number of integrated circuit manufacturers for a large portion of our total revenue.

Goodwill impairments

On October 1, 2001, we adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” and were required to analyze our goodwill for impairment. The determination of the value of goodwill requires us to make estimates and assumptions that affect our consolidated financial statements. In assessing the recoverability of our goodwill, we must make assumptions regarding estimated future cash flows and other factors to determine fair value of the respective assets. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for these assets. We perform goodwill impairment tests on an annual basis and between annual tests whenever events may indicate an impairment exists. In response to changes in industry and market conditions, we may be required to strategically realign our resources and consider restructuring, disposing or otherwise exiting businesses, which could result in an impairment of goodwill.

Contingencies

We are subject to the possibility of various loss contingencies arising in the ordinary course of business. We consider the likelihood of loss or impairment of an asset or the incurrence of a liability, as well as our ability to reasonably estimate the amount of loss in determining loss contingencies. We accrue an estimated loss contingency when it is probable that an asset has been impaired or a liability has been incurred and the amount of loss can be reasonably estimated. We regularly evaluate current information available to us to determine whether the accruals should be adjusted.

Accounting for income taxes

We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. We consider historical taxable income, expectations and risks associated with our estimates of future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance. As of December 31, 2002, we recorded a full valuation allowance against our deferred tax assets. Should we determine that it is more likely than not that we would be able to realize all or part of the deferred tax asset in the future, an adjustment to the net deferred tax asset would increase income in the period such determination was made.

Management’s discussion and analysis of financial condition and results of operations

ACQUISITIONS

In February 2003, we acquired NurLogic for consideration consisting of approximately $5.0 million in cash, 745,000 shares of common stock, or approximately $12.9 million, and assumed options to acquire 819,000 shares of common stock with a weighted average exercise price per share of $11.89. NurLogic’s technology adds complementary analog, mixed-signal and communications components to our product portfolio. We expect our acquisition of NurLogic to result in a significant increase in our costs and expenses relating primarily to the increased headcount and amortization of purchased intangible assets. This increase in our costs and expenses is expected to affect the comparability of our financial statements in future periods.

In January 2001, we acquired certain assets of Synopsys’ physical library business for approximately $27.4 million. We accounted for the acquisition under the purchase method of accounting. Upon consummation of our acquisition of certain assets of the Synopsys physical library business, we immediately charged to expense $2.4 million representing acquired in-process technology that had not yet reached technological feasibility and had no alternative future use. In fiscal 2001, the acquisition of certain assets of Synopsys’ physical library business resulted in a significant increase in our costs and expenses relating primarily to the increased headcount and amortization of goodwill and other intangible assets associated with the acquisition. In fiscal 2002, we ceased amortization of goodwill in accordance with Statement of Financial Accounting Standards No. 142.

Management’s discussion and analysis of financial condition and results of operations

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, selected statements of operations data as a percentage of our total revenue:

	Years ended September 30,			Three months ended December 31,
	2000	2001	2002	2001	2002

Revenue:
License	84.0%	82.1%	74.4%	74.0%	85.6%
Net royalty	16.0	17.9	25.6	26.0	14.4

Total revenue	100.0	100.0	100.0	100.0	100.0

Costs and expenses:
Cost of revenue	26.9	23.2	22.3	20.9	27.9
Product development	33.7	48.3	31.8	38.4	21.0
Sales and marketing	34.5	25.2	23.6	27.0	22.2
General and administrative	11.5	13.1	9.4	8.0	10.0
Provision for unused lease facility	—	5.2	3.3	—	—
In-process research and development	—	9.5	—	—	—
Amortization of intangible assets	—	5.7	5.3	6.5	3.5
Amortization of goodwill and acquired workforce	—	17.8	—	—	—

Total costs and expenses	106.6	148.0	95.7	100.8	84.6

Operating (loss) income	(6.6)	(48.0)	4.3	(0.8)	15.4
Interest and other income	14.5	9.9	2.3	3.4	1.4

Income (loss) before provision for income taxes	7.9	(38.1)	6.6	2.6	16.8
Provision for income taxes	2.6	16.1	0.9	1.0	1.3

Net income (loss)	5.3%	(54.2)%	5.7%	1.6%	15.5%

Three months ended December 31, 2001 and 2002

Total revenue

Total revenue increased $6.4 million, or 85%, from $7.6 million for the three months ended December 31, 2001, to $14.0 million for the three months ended December 31, 2002, of which $6.2 million was due to an increase in license revenue related to an increase in the sale of our intellectual property components. Gross royalty payments are calculated based on the selling price of integrated circuits or wafers containing our intellectual property components. Gross royalties were $2.8 million for the three months ended December 31, 2001 and $2.7 million for the three months ended December 31, 2002. We believe that gross royalties for the three months ended December 31, 2002 as compared to the three months ended December 31, 2001 have not increased at a rate similar to license revenue during these periods due to the delay in generation of royalty revenue following the licensing of our products by manufacturers. This delay is due to the time lag between delivery and application of our intellectual property components early in the integrated circuit design process and the manufacture in volume and sale of royalty bearing integrated circuits or wafers. The time lag between the delivery of our intellectual property components to a customer and the manufacture in volume of integrated circuits containing our intellectual property components may be three years or longer. Furthermore, the continued weakness in integrated circuit production worldwide has resulted in a decrease in royalty revenue. From these amounts, $829,000 and $657,000 were credited to integrated circuit manufacturing customers’ accounts

Management’s discussion and analysis of financial condition and results of operations in the three months ended December 31, 2001 and 2002, respectively, for use as payment of license fees for future orders, if any. The remaining portion of gross royalty revenue, or $2.0 million in the three months ended December 31, 2001 and 2002, was reported as net royalty revenue.

Costs and expenses

Cost of revenue

Engineering efforts devoted to developing products as part of specific customer projects are recognized as cost of revenue. Cost of revenue increased $2.3 million, or 147%, from $1.6 million for the three months ended December 31, 2001 to $3.9 million for the three months ended December 31, 2002. The absolute dollar increase in cost of revenue of $2.3 million from the three months ended December 31, 2001, to the three months ended December 31, 2002, was due to increased engineering hours allocated to revenue-generating projects of $2.2 million, primarily due to an increase in engineering headcount related to an increase in the number of customer orders and an increase in the sale of our intellectual property components, and increased use of outside services of $120,000.

Operating expenses

Product development expenses.    Engineering costs incurred for general development of our technology are charged to product development. Product development expenses increased $33,000, or 1%, from $2.9 million for the three months ended December 31, 2001, to $2.9 million for the three months ended December 31, 2002. Engineering costs are expensed as incurred. The absolute dollar increase in product development expenses of $33,000 from the three months ended December 31, 2001, to the three months ended December 31, 2002, was due to an increase in headcount and personnel expenses of $1.1 million, increased computer and networking equipment maintenance expenses of $833,000, increased use of outside services of $219,000 and increased expenses in relation to establishing operations in India of $211,000, but was largely offset by increased engineering hours allocated to revenue generating projects of $2.2 million. We expect that product development expenses will increase in absolute dollars.

Sales and marketing expenses.    Sales and marketing expenses include salaries, commissions, travel expenses, costs associated with trade shows, advertising and other marketing efforts. Sales and marketing expenses increased $1.1 million, or 52%, from $2.0 million for the three months ended December 31, 2001, to $3.1 million for the three months ended December 31, 2002 to support increased sales activity. The absolute dollar increase in sales and marketing expenses of $1.1 million from the three months ended December 31, 2001, to the three months ended December 31, 2002, was primarily attributable to increased headcount and personnel expenses of $493,000 and increased commission and travel expense of $582,000. We expect sales and marketing expenses to increase in absolute dollars.

General and administrative expenses.    General and administrative expenses increased $787,000, or 129%, from $608,000 for the three months ended December 31, 2001, to $1.4 million for the three months ended December 31, 2002. The absolute dollar increase in general and administrative expenses of $787,000 from the three months ended December 31, 2001, to the three months ended December 31, 2002, was due to increased headcount and personnel related expenses of $490,000, increased legal, accounting and other outside consulting expenses of approximately $220,000, primarily due to increased contract and patent related activities, increased travel expenses of $45,000 and increased facility costs of $31,000. We expect general and administrative expenses to increase in absolute dollars.

Amortization of intangible assets.    Amortization of intangible assets relating to our acquisition of certain assets of Synopsys’ physical library business in January 2001 was the same for the three months ended December 31, 2001, as compared to the three months ended December 31, 2002.

Management’s discussion and analysis of financial condition and results of operations

Interest and other income (expense), net

Interest and other income (expense), net decreased $53,000, or 21%, from income of $256,000 for the three months ended December 31, 2001, to income of $203,000 for the three months ended December 31, 2002. The decrease of $53,000 reflected a lower rate of return on our investment portfolio.

Provision for income taxes

We recorded tax provisions of $79,000 for the three months ended December 31, 2001 and $190,000 for the three months ended December 31, 2002. The tax provisions for the three months ended December 31, 2001 and 2002 were the result of the alternative minimum tax and foreign withholding tax.

Fiscal 2001 and 2002

Total revenue

Our total revenue increased $11.5 million, or 45%, from $25.8 million in fiscal 2001 to $37.2 million in fiscal 2002. The increase in total revenue was attributable to an increase in license revenue related to an increase in the sale of our intellectual property components of $6.6 million and an increase in net royalty revenue of $4.9 million. Gross royalties were $6.6 million in fiscal 2001 and $13.3 million in fiscal 2002. From these amounts, $2.0 million and $3.8 million were credited to integrated circuit manufacturing customers’ accounts in fiscal 2001 and fiscal 2002, respectively, for use as payment of license fees for future orders, if any, to be placed with us. The remaining portion of gross royalty revenue, or $4.6 million in fiscal 2001 and $9.5 million in fiscal 2002, was reported as net royalty revenue.

Costs and expenses

Cost of revenue

Cost of revenue increased $2.3 million, or 39%, from $6.0 million in fiscal 2001 to $8.3 million in fiscal 2002. The absolute dollar increase in cost of revenue of $2.3 million from fiscal 2001 to fiscal 2002, was due to increased engineering hours allocated to revenue-generating projects of $1.8 million, primarily due to an increase in engineering headcount related to an increase in the number of orders from customers and increased use of outside services of $521,000.

Operating expenses

Product development expenses.    Product development expenses decreased $569,000, or 5%, from $12.4 million in fiscal 2001, to $11.9 million in fiscal 2002. The absolute dollar decrease in product development expenses of $569,000 from fiscal 2001 to fiscal 2002, was due to increased engineering hours allocated to revenue-generating projects of $1.8 million and decreased computer and networking equipment maintenance and depreciation costs of $622,000, but was partially offset by an increase in headcount and personnel expenses of $1.1 million, increased outside services of $254,000 and increased leasing costs associated with the relocation of our principal offices of $456,000. An increase in the proportion of engineering employees relative to other functional groups resulted in more facilities costs being allocated to product development expenses as these expenses are allocated based on headcount.

Sales and marketing expenses.    Sales and marketing expenses increased $2.3 million, or 35%, from $6.5 million in fiscal 2001, to $8.8 million in fiscal 2002 to support increased sales activity. The increase in absolute dollars in sales and marketing expenses of $2.3 million from fiscal 2001 to fiscal 2002, was attributable to an increase in personnel expenses of $2.4 million, increased outside services of $119,000 and increased facility costs of $252,000, but was partially offset by decreased marketing program expenses of $327,000 and decreased travel and miscellaneous expenses of $126,000.

Management’s discussion and analysis of financial condition and results of operations

General and administrative expenses.    General and administrative expenses increased $128,000, or 4%, from $3.4 million in fiscal 2001, to $3.5 million in fiscal 2002. The increase in general and administrative expenses of $128,000 from fiscal 2001 to fiscal 2002, was due to increased personnel related costs of $289,000, increased insurance and legal expenses of $560,000 primarily due to increased contract and patent related activities and review of potential business development opportunities and increased facility and miscellaneous costs of $68,000, but was partially offset by a reduction of bad debt expense of $712,000 due to the collection of past due balances and decreased costs of outside services of $77,000.

Provision for unused lease facility.    We continue to lease our previous facility in Sunnyvale under a non-cancelable lease that expires in 2004. As a result of this continuing obligation, we accrued a loss of $1.3 million for the unused leased facility in fiscal 2001, consisting of $230,000 in non-cash charges for the write-off of leasehold improvements and $1.1 million for the anticipated loss on subleasing the facility, including the estimated commission expense relating to the sublease. During fiscal 2002, we were unable to sublease this building and as a result, recorded an additional $1.2 million loss to provide for the loss through the expiration of the lease.

In-process research and development expense.    In-process research and development expense was $2.4 million in fiscal 2001 related to our acquisition of certain assets of Synopsys’ physical library business in January 2001 and was expensed upon acquisition because technological feasibility had not been established and no future alternative uses existed.

Amortization of intangible assets.    Amortization of intangible assets expense increased by $491,000 from $1.5 million in fiscal 2001 to $2.0 million in fiscal 2002, related to our acquisition of certain assets of Synopsys’ physical library business in January 2001.

Amortization of goodwill and acquired workforce.    Amortization of goodwill and acquired workforce was $4.6 million in fiscal 2001. The decrease in amortization of goodwill and acquired workforce was attributable to the adoption of Statement of Financial Accounting Standards 142 in fiscal 2002. As a result, we ceased amortization of goodwill on October 1, 2001.

Interest and other income (expense), net

Interest and other income (expense), net decreased $1.7 million, or 67%, from income of $2.6 million in fiscal 2001 to income of $842,000 in fiscal 2002. The decrease of $1.7 million from fiscal 2001 to fiscal 2002 reflected a lower rate of return on our investment portfolio in fiscal 2002.

Provision for income taxes

The income tax provision was $4.2 million in fiscal 2001 and $340,000 in fiscal 2002. The tax provision in fiscal 2001 was the result of a full valuation allowance provided against the deferred tax asset that had been carried on our books. The valuation allowance was established due to uncertainty surrounding the realization of the benefit of the assets. The tax provision in fiscal 2002 was the result of alternative minimum tax and foreign withholding tax. The difference between the statutory and effective rates of income tax was due to the impact of state taxes, tax-free interest income and tax credits.

Management’s discussion and analysis of financial condition and results of operations

Fiscal 2000 and 2001

Total revenue

Our total revenue increased $5.5 million, or 27%, from $20.3 million in fiscal 2000 to $25.8 million in fiscal 2001. The increase in total revenue was primarily attributable to an increase in license revenue of $4.1 million related to an increase in the sale of our intellectual property components and an increase in net royalty revenue of $1.4 million. Gross royalties were $4.9 million for fiscal 2000 and $6.6 million in fiscal 2001. From these amounts, $1.6 million and $2.0 million were credited to the integrated circuit manufacturing customers’ accounts in fiscal 2000 and fiscal 2001, respectively, for use as payment of license fees for future orders to be placed with us. The remaining portion of gross royalty revenue, or $3.3 million in fiscal 2000 and $4.6 million in fiscal 2001, was reported as net royalty revenue.

Costs and expenses

Cost of revenue

Cost of revenue increased $509,000, or 9%, from $5.5 million in fiscal 2000, to $6.0 million in fiscal 2001. The absolute dollar increase in cost of revenue of $509,000 from fiscal 2000 to fiscal 2001, was due to increased engineering hours allocated to revenue-generating projects of $894,000, primarily due to an increase in engineering headcount related to an increase in the number of customer orders and an increase in the sale of our intellectual property components, but was partially offset by decreased use of external contractors of $323,000 and decreased warranty expense of $62,000 in fiscal 2001.

Operating expenses

Product development expenses.    Product development expenses increased $5.6 million, or 82%, from $6.8 million in fiscal 2000, to $12.4 million in fiscal 2001. The absolute dollar increase in product development expenses of $5.6 million from fiscal 2000 to fiscal 2001, was due to an increase in headcount and personnel expenses of $5.1 million, increased leasing costs associated with the relocation of our principal offices of $757,000, increased computer and networking equipment maintenance and depreciation costs of $500,000 and increased legal costs of $133,000, but was partially offset by an increase in engineering hours allocated to revenue-generating projects of $894,000. Headcount and personnel related costs increased in fiscal 2001 due to the acquisition of certain assets of Synopsys’ physical library business as well as additional hiring in engineering. We were not able to deploy those newly hired engineers immediately to customer projects and, as a result, product development expenses increased substantially as a percentage of total revenue in fiscal 2001. Facilities costs increased due to increased leasing costs associated with the relocation of our principal offices and an increase in the proportion of engineering employees relative to other functional groups, resulting in more facilities costs being allocated to product development expenses as these expenses are allocated based on headcount. Computer and networking related costs increased as a result of increased software and hardware needed to develop our intellectual property components.

Sales and marketing expenses.    Sales and marketing expenses decreased $489,000, or 7%, from $7.0 million in fiscal 2000, to $6.5 million in fiscal 2001. The decrease in sales and marketing expenses of $489,000 from fiscal 2000, to fiscal 2001, was attributable to decreased headcount and personnel expenses of approximately $278,000, lower travel expenses of approximately $397,000, but was partially offset by increased marketing programs and other expenses of approximately $186,000. Headcount and related costs and travel costs decreased due to a smaller sales force in fiscal 2001. Marketing program expenses increased due to increased advertising and trade show costs.

General and administrative expenses.    General and administrative expenses increased $1.0 million, or 45%, from $2.3 million in fiscal 2000, to $3.4 million in fiscal 2001. The increase in general and

Management’s discussion and analysis of financial condition and results of operations administrative expenses of $1.0 million from fiscal 2000 to fiscal 2001, was due to an increase in the provision for doubtful accounts of $370,000, increased headcount and personnel expenses of approximately $291,000, increased use of contractors of approximately $167,000, increased costs for legal, accounting services and directors and officers insurance of approximately $162,000 and increased travel costs of approximately $43,000. The increase in the provision for doubtful accounts was due to an increase in our past due receivables, primarily associated with the delay in collection from two customers, each of whom has subsequently paid the outstanding receivable.

Provision for unused lease facility.    We continue to lease our previous facility in Sunnyvale under a non-cancelable lease that expires in 2004. We are actively seeking a sub-tenant for this building. As a result of this continuing obligation, we accrued a loss of $1.3 million for the unused leased facility in fiscal 2001, consisting of $230,000 in non-cash charges for the write-off of leasehold improvements and $1.1 million for the anticipated loss on subleasing the facility, including the estimated commission expense relating to the sublease.

In-process research and development expense.    In-process research and development expense was $2.4 million in fiscal 2001 related to our acquisition of certain assets of Synopsys’ physical library business in January 2001 and was expensed upon acquisition because technological feasibility had not been established and no future alternative uses existed. We had no in-process research and development expense in fiscal 2000.

Amortization of intangible assets.    Amortization of intangible assets expense was $1.5 million in fiscal 2001, related to our acquisition of certain assets of Synopsys’ physical library business in January 2001. We had no amortization of intangible assets in fiscal 2000.

Amortization of goodwill and acquired workforce.    Amortization of goodwill and acquired workforce expense was $4.6 million in fiscal 2001, related to our acquisition of certain assets of Synopsys’ physical library business in January 2001. We had no amortization of goodwill and acquired workforce in fiscal 2000.

Interest and other income (expense), net

Interest and other income (expense), net decreased $378,000, or 13%, from income of $2.9 million in fiscal 2000, to income of $2.6 million in fiscal 2001. The decrease of $378,000 from fiscal 2000 to fiscal 2001, reflected a lower rate of return on our investment portfolio as well as a lower portfolio balance during fiscal 2001. The lower investment balance was a result of cash paid for our acquisition of certain assets of the Synopsys physical library business.

Provision for income taxes

The income tax provision was $533,000 in fiscal 2000 and $4.2 million in fiscal 2001. The tax provision in fiscal 2000 was due to the operating income in fiscal 2000. The tax provision in fiscal 2001 was a result of a full valuation allowance provided against the deferred tax assets that had been carried on our books. The valuation allowance was established due to uncertainty surrounding the realization of the benefit of the assets. The difference between the statutory and effective rates of income tax was due to the impact of state taxes, tax-free interest income and tax credits.

Management’s discussion and analysis of financial condition and results of operations

QUARTERLY RESULTS OF OPERATIONS

The following table presents certain unaudited consolidated statement of operations data for our nine most recent fiscal quarters. The information for each of these quarters is unaudited and has been prepared on the same basis as our audited consolidated financial statements appearing elsewhere in this prospectus. In the opinion of our management, all necessary adjustments, consisting only of normal recurring adjustments, have been included to present fairly the unaudited quarterly results when read in conjunction with our consolidated financial statements and related notes included elsewhere or incorporated by reference in this prospectus. We believe that results of operations for interim periods should not be relied upon as any indication of the results to be expected or achieved in any future period or any fiscal year as a whole.

	Three months ended
	Dec. 31, 2000	Mar. 31, 2001	June 30, 2001	Sept. 30, 2001	Dec. 31, 2001	Mar. 31, 2002	June 30, 2002	Sept. 30, 2002	Dec. 31, 2002

	(unaudited, in thousands, except per share data)
Revenue:
License	$4,462	$5,555	$5,942	$5,177	$5,599	$5,492	$7,418	$9,219	$11,969
Net royalty	1,092	1,140	1,170	1,219	1,969	2,512	2,545	2,492	2,015

Total revenue	5,554	6,695	7,112	6,396	7,568	8,004	9,963	11,711	13,984

Costs and expenses
Cost of revenue	1,021	1,512	1,871	1,567	1,581	1,541	2,086	3,089	3,906
Product development	2,279	3,220	2,993	3,946	2,902	3,215	2,923	2,829	2,935
Sales and marketing	1,426	1,581	1,812	1,691	2,044	2,027	2,268	2,443	3,104
General and administrative	669	656	762	1,284	608	594	1,172	1,125	1,395
Provision for unused lease facility	—	—	—	1,341	—	1,197	—	22	—
In-process research and development	—	2,441	—	—	—	—	—	—	—
Amortization of intangible assets	—	492	492	492	492	492	492	491	492
Amortization of goodwill and acquired workforce	—	1,520	1,532	1,528	—	—	—	—	—

Total costs and expenses	5,395	11,422	9,462	11,849	7,627	9,066	8,941	9,999	11,832

Operating income (loss)	159	(4,727)	(2,350)	(5,453)	(59)	(1,062)	1,022	1,712	2,152
Interest and other income	900	588	412	667	256	146	195	245	203

Income (loss) before provision (benefit) for income taxes	1,059	(4,139)	(1,938)	(4,786)	197	(916)	1,217	1,957	2,355

Provisions (benefit) for income taxes	360	(1,407)	(659)	5,874	79	38	75	148	190

Net income (loss)	$699	$(2,732)	$(1,279)	$(10,660)	$118	$(954)	$1,142	$1,809	$2,165

Net income (loss) per share:
Basic	$0.05	$(0.17)	$(0.08)	$(0.65)	$0.01	$(0.06)	$0.07	$0.11	$0.13
Diluted	$0.05	$(0.17)	$(0.08)	$(0.65)	$0.01	$(0.06)	$0.06	$0.10	$0.11

Management’s discussion and analysis of financial condition and results of operations

LIQUIDITY AND CAPITAL RESOURCES

Net cash provided by operating activities in fiscal 2000 of $3.6 million was primarily attributable to net income of $1.1 million, an increase in deferred revenue of $945,000, an increase in accrued liabilities of $884,000 and non-cash charges of $4.4 million, but was partially offset by a decrease in accounts payable of $506,000 and a decrease in deferred taxes of $3.4 million. Net cash provided by operating activities in fiscal 2001 of $2.7 million was primarily attributable to a decrease in accounts receivable of $1.1 million, an increase in deferred taxes of $4.1 million, an increase in accrued liabilities of $2.2 million, an increase in other liabilities of $398,000 and non-cash charges of $11.8 million, but was partially offset by the net loss of $14.0 million, a decrease in accounts payable of $601,000 and a decrease in deferred revenue of $2.2 million. Net cash provided by operating activities in fiscal 2002 of $8.3 million was primarily attributable to the net income of $2.1 million, an increase in accounts payable of $689,000, an increase in deferred revenue of $2.9 million, an increase in other liabilities of $1.1 million and non-cash related charges of $4.6 million, but was partially offset by an increase in accounts receivable of $1.5 million, an increase in prepaid and other currents assets of $800,000 and a decrease in accrued liabilities of $1.1 million.

Net cash used in operating activities in the three months ended December 31, 2001 of $3.3 million was primarily attributable to an increase in accounts receivable of $4.9 million and a decrease in accounts payable and accrued liabilities of $1.1 million, but was partially offset by net income of $118,000, a decrease in prepaid expenses and other current assets of $97,000, an increase in deferred revenue of $1.1 million, long-term liabilities of $151,000 and non-cash charges of $1.1 million. Net cash provided by operating activities in the three months ended December 31, 2002 of $239,000 was primarily attributable to net income of $2.2 million, an increase in accounts payable of $91,000, an increase in accrued liabilities of $1.2 million, an increase in deferred revenue of $2.1 million and non-cash charges of $985,000, but was partially offset by an increase in accounts receivable of $4.8 million, an increase in prepaid expenses and other assets of $791,000 and a decrease in other liabilities of $738,000. The changes in working capital are due to the timing of payments to suppliers in order to optimize discounts and payment periods. The changes in receivables are due to increased billing activities. Our revenue contracts generally require payment of a portion of the license fees upon signing of the contracts with the final payment due within 30 to 60 days after delivery, which generally takes six to nine months from the contract signing date. As such, fluctuations in revenue generally do not correlate directly with fluctuations in accounts receivable. We expect that cash provided by operating activities may fluctuate in future periods as a result of a number of factors, including but not limited to fluctuations in our operating results, accounts receivable collections and the timing of tax and other payments.

Net cash provided by investing activities in fiscal 2000 of $11.0 million was primarily attributable to a net decrease in marketable securities of $12.2 million, but was partially offset by an increase in purchases of property and equipment of $1.4 million. Net cash used in investing activities in fiscal 2001 of $6.3 million was primarily attributable to an increase in purchases of property and equipment of $1.9 million and the acquisition of certain assets of the physical library business of Synopsys, net of cash acquired, of $14.5 million, but was partially offset by the net decrease of marketable securities of $10.0 million. Net cash used in investing activities in fiscal 2002 of $13.8 million was attributable to purchases of property and equipment of $1.5 million and net purchases of marketable securities of $12.3 million.

Net cash used in investing activities of $4.2 million in the three months ended December 31, 2001 was attributable to purchases of property and equipment of $574,000 and a net increase in marketable securities of $3.6 million. Net cash used in investing activities of $6.8 million in the three months ended December 31, 2002 was attributable to purchases of property and equipment of $1.1 million and a net increase in marketable securities of $5.7 million.

Management’s discussion and analysis of financial condition and results of operations

Net cash provided by financing activities was $3.5 million in fiscal 2000, $2.0 million in fiscal 2001 and $3.1 million in fiscal 2002. Net cash provided by financing activities was $683,000 in the three months ended December 31, 2001 and $3.4 million in the three months ended December 31, 2002. Net cash provided by financing activities in all periods consisted of proceeds from the issuance of common stock to employees upon the exercise of stock options and purchases under our employee stock purchase plan.

In February 2003, we acquired NurLogic for consideration consisting of approximately $5.0 million in cash, 745,000 shares of common stock, or approximately $12.9 million, and assumed options to acquire 819,000 shares of common stock with a weighted average exercise price per share of $11.89. We expect the acquisition of NurLogic to result in a significant increase in our costs and expenses relating primarily to the increased headcount and amortization of purchased intangible assets associated with the acquisition.

We intend to continue to invest heavily in the development of new products and enhancements to our existing intellectual property components. Our future liquidity and capital requirements will depend upon numerous factors, including the costs and timing of expansion of product development efforts and the success of these development efforts, the costs and timing of expansion of sales and marketing activities and our international operations, the extent to which our existing and new intellectual property components gain market acceptance, the costs and timing of future acquisitions, if any, competing technological and market developments, the costs involved in maintaining and enforcing patent claims and other intellectual property rights, the level and timing of license and royalty revenue, the cost of integrating NurLogic’s business and other factors. We do not currently have any borrowing facilities other than NurLogic’s small equipment lease line. We believe that our current cash, cash equivalents and investment balances and any cash generated from operations and the proceeds of this offering will be sufficient to meet our operating and capital requirements for at least the next 12 months. However, from time to time, we may be required to raise additional funds through public or private financing, strategic relationships or other arrangements. There can be no assurance that funding, if needed, will be available on terms attractive to us, or at all. Furthermore, any additional equity financing may be dilutive to stockholders, and debt financing, if available, may involve restrictive covenants. Strategic arrangements, if necessary to raise additional funds, may require us to relinquish our rights to certain of our technologies or intellectual property components. Our failure to raise capital when needed could have a material adverse effect on our business, operating results and financial condition.

We do not have any off-balance sheet arrangements, investments in special purpose entities or undisclosed borrowings or debt, other than operating leases on our facilities. Additionally, we have not entered into any derivative contracts, nor do we have any synthetic leases. At December 31, 2002, we had no foreign currency contracts outstanding.

The following table represents our future commitments under minimum annual lease payments reflecting our commitments as of December 31, 2002:

Actual
(in thousands)
Remainder of Fiscal 2003	$1,784
Fiscal 2004	2,426
Fiscal 2005	1,930
Fiscal 2006	2,007
Fiscal 2007 and thereafter	4,085

Total minimum annual lease payments	$12,232

Management’s discussion and analysis of financial condition and results of operations

We rent our current office facility in Sunnyvale, California under a non-cancelable operating lease that expires in 2008. Under the terms of the lease, we are responsible for a proportionate amount of taxes, insurance and common area maintenance costs. We continue to lease our previous office facility in Sunnyvale, California under a non-cancelable lease that expires in September 2004. We are actively seeking a subtenant for this building. As a result, at December 31, 2001 and 2002 we have an accrued loss of $347,000 and $809,000, respectively, for the anticipated loss on subleasing the facility, including the estimated commission expenses relating to the sublease. We also lease facilities for our sales and support offices in Paris, France and Tokyo, Japan, which expire in 2005 and 2004, respectively. We recognize rent expense on a straight-line basis over the lease period and have accrued for rent expense incurred, but not yet paid.

RELATED PARTY TRANSACTIONS

Morio Kurosaki, one of our directors, is a founder and a principal shareholder of Aisys Corporation and Aisys USA Inc., collectively referred to here as Aisys, and served as a director and managing general partner of Aisys until June 2002. Aisys provided services to us in Korea and Japan consisting of sales representation, advisory and employee administrative services. During fiscal 2000, we paid Aisys $123,000. During fiscal 2001, we paid Aisys $96,000. During fiscal 2002, we paid Aisys $95,000. In addition, we paid Aisys commissions of $145,000, $157,000 and $116,000 on sales generated during fiscal 2000, 2001 and 2002, respectively, of which $145,000, $122,000 and $18,000, respectively, were paid to Aisys in Japan and $0, $35,000 and $98,000, respectively, were paid to Aisys in Korea. Due to reductions in the size of Aisys’ office in South Korea, we elected to terminate our arrangements with Aisys in Korea. We continue to use Aisys in Japan for certain sales representation services. The audit committee of our board of directors, with Mr. Kurosaki abstaining, approved the transactions with Aisys.

Mark R. Templeton, our president and chief executive officer, provided limited advisory services to IT-Farm Corporation between January 2002 and January 2003. These advisory services did not involve any compensation matters. Mr. Kurosaki serves as president and chief executive officer of IT-Farm. Mr. Templeton did not receive any compensation for the services.

In August 2001, we signed a lease agreement for our new headquarters located at 141 Caspian Court, Sunnyvale, California. We used the services of Bristol Commercial Brokerage, or Bristol, to identify suitable locations and facilitate the final lease agreement. Bristol is owned and operated by Rod Templeton, the father of our president and chief executive officer, Mark R. Templeton. In consideration for a reduced base rental lease rate and other concessions, we agreed to, among other things, pay the brokerage fees and/or commissions due in connection with the lease agreement at then current customary rates. As a result, Bristol received $284,000 for its services and as a commission on the total lease amount. We paid $142,000 in September 2001 and $142,000 in January 2002. No payments remain to be made to Bristol in connection with the services provided by Bristol to date. Bristol is also acting as our agent in marketing and subleasing our prior building at 1195 Bordeaux Drive, Sunnyvale, California and will receive compensation from us only if our prior building is subleased and only if Bristol is the procurement agent for the sublessee. As of December 31, 2002, these premises remained unleased. Our board of directors approved the transactions between Bristol and us, with Mark R. Templeton abstaining.

Wilson Sonsini Goodrich & Rosati, Professional Corporation is a law firm that has provided legal services to us since 1991. In fiscal 2002, we paid Wilson Sonsini Goodrich & Rosati $333,000 in legal fees. Robert P. Latta, a member of our board of directors, is a member of Wilson Sonsini Goodrich & Rosati. We anticipate that Wilson Sonsini Goodrich & Rosati will continue to provide legal services to us.

Management’s discussion and analysis of financial condition and results of operations

We believe that the transactions set forth above were made on terms no less favorable to us than could have been obtained from an unaffiliated third party.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest rate risk

We are exposed to the impact of interest rate changes and changes in the market value of our marketable securities. We have not used derivative financial instruments in our investment portfolio. We invest our excess cash in debt instruments of high quality corporate issuers and the US government or its agencies. Our investment policy limits the amount of credit exposure to any one issuer. We are averse to principal loss and seek to preserve our invested funds by limiting default risk, market risk and reinvestment risk. We mitigate default risk by investing in high credit quality securities and by positioning our portfolio to respond appropriately to a significant reduction in a credit rating of any investment issuer or guarantor. The portfolio includes only marketable securities with active secondary or resale markets to ensure portfolio liquidity.

Cash, cash equivalents and marketable securities in both fixed and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to rising interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, our future interest income may fall short of expectations due to changes in interest rates or we may suffer losses in principal if forced to sell securities that have declined in market value due to changes in interest rates.

The table below presents the carrying value and related weighted average interest rates for our cash, cash equivalents and marketable securities. The carrying values approximate fair values at September 30, 2002 and December 31, 2002. All marketable securities mature in one year or less.

Cash, cash equivalents and marketable securities	Carrying value at Sept. 30, 2002	Average rate of return at Sept. 30, 2002	Carrying value at Dec. 31, 2002	Average rate of return at Dec. 31, 2002

	(in thousands)	(annualized)	(in thousands)	(annualized)

Cash and Cash Equivalents—variable rate	$9,873	0.6%	$12,460	0.3%
Money market funds—variable rate	299	1.4	101	1.0
Cash and Cash Equivalents—fixed rate	18,987	1.8	13,420	1.3
Marketable Securities—fixed rate	23,085	2.0	28,765	2.1

Total	$52,244		$54,746

Currency risk

Historically, a large portion of our total revenue has been generated from outside of the United States. International revenue as a percentage of our total revenue was approximately 86% for fiscal 2000, 70% for fiscal 2001, 75% for fiscal 2002, 84% for the three months ended December 31, 2001 and 66% for the three months ended December 31, 2002. We anticipate that international revenue will remain a substantial portion of our total revenue in the future. As all of our sales are currently denominated in US dollars, a strengthening of the US dollar could make our intellectual property components less competitive in foreign markets. We do not use derivative financial instruments for speculative or trading purposes. We have not historically engaged in any foreign currency hedging transactions.

Management’s discussion and analysis of financial condition and results of operations

RECENT ACCOUNTING PRONOUNCEMENTS

In July 2002, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards No. 146 (“SFAS 146”), “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS 146 requires that a liability for costs associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002. SFAS 146 is applied prospectively upon adoption and, as a result, does not impact our current financial position or results of operations.

In November 2002, the FASB issued FASB Interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” FIN 45 requires that a liability be recorded in the guarantor’s balance sheet upon issuance of a guarantee. In addition, FIN 45 requires disclosures about the guarantees that an entity has issued, including a reconciliation of changes in the entity’s product warranty liabilities. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor’s fiscal year end. The disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. We do not believe that the adoption of FIN 45 will have a material impact on our financial position and results of operations.

In November 2002, the Emerging Issues Task Force reached a consensus on Issue No. 00-21 (“EITF 00-21”), “Revenue Arrangements with Multiple Deliverables.” EITF 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. We do not believe that the adoption of EITF 00-21 will have a material impact on our financial position and results of operations.

In December 2002, the FASB issued Statement of Financial Accounting Standards FAS 148 (“SFAS 148”), “Accounting for Stock-Based Compensation, Transition and Disclosure.” SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Additionally, SFAS 148 requires disclosure of the pro forma effect in interim financial statements. The transition and annual disclosure requirements of SFAS 148 are effective for fiscal years ending after December 15, 2002. The interim disclosure requirements are effective for interim periods beginning after December 15, 2002. We do not believe that the adoption of SFAS 148 will have a material impact on our financial position and results of operations.

Business

GENERAL

We are a leading provider of physical intellectual property components for the design and manufacture of complex integrated circuits, known as system-on-a-chip integrated circuits. Our products include embedded memory, standard cell and input/output components, which are designed to achieve the best combination of performance, density, power and yield for a given manufacturing process. Our intellectual property components are pre-tested by producing them in silicon to ensure that they perform to specification. This enables designers to reduce the risk of design failure and gain valuable time to market. We license our products to customers for the design and manufacture of integrated circuits used in complex, high volume applications such as portable computing devices, cellular phones, consumer multimedia products, automotive electronics, personal computers and workstations.

We derive a substantial majority of our revenue from integrated circuit manufacturers who pay license fees and royalties to us to use our intellectual property components in the products they manufacture. These integrated circuit manufacturing customers work with integrated circuit designers who incorporate our intellectual property components in their designs. Our customers include:

➢	foundries, such as TSMC and United Microelectronics Corporation, which are independent manufacturing facilities;

➢	integrated device manufacturers, such as IBM and National Semiconductor, which are integrated circuit companies that design and manufacture their own products;

➢	application specific integrated circuit manufacturers, such as NEC, which are integrated circuit companies that manufacture products for their design customers;

➢	system manufacturers, such as Sharp, which are integrated companies that design and manufacture integrated circuits for use in their electronic products; and

➢	fabless integrated circuit companies, such as NVIDIA and ATI, which are integrated circuit companies that do not have their own manufacturing facilities but use our intellectual property components in their designs.

Integrated circuit designers use our intellectual property components to help ensure that integrated circuits will work to specification before they are manufactured. These integrated circuit designers are customers of our integrated circuit manufacturing customers. We serve as an interface layer between integrated circuit designers and manufacturers. This manufacturing process interface layer is important since every integrated circuit design must be mapped into a given manufacturing process to achieve a specified performance and desired yield. The use of intellectual property components by integrated circuit designers encourages integrated circuit manufacturers to license our intellectual property components. We believe that integrated circuit designers view optimized intellectual property components as an important link between the design of an integrated circuit and the manufacturing process.

We have a highly efficient distribution channel that makes our intellectual property components readily accessible to integrated circuit designers for use in their designs. Our web-based intellectual property access platform enables integrated circuit designers to access and download our intellectual property components 24 hours per day. The platform allows us to gather data about designers using our intellectual property components and the integrated circuit manufacturers that the designers may elect to manufacture their integrated circuits. We have licensed our intellectual property components to over 1,000 companies involved in integrated circuit design. We make the core set of our products available to

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licensed integrated circuit designers at no charge. We also provide customized intellectual property components and services to our licensed customers on a separate fee basis.

We license our intellectual property components on a nonexclusive, worldwide basis to major integrated circuit manufacturers and generally grant these manufacturers the right to distribute our intellectual property components to their internal design teams and their integrated circuit customers. We charge manufacturers a license fee that gives them the right to manufacture integrated circuits containing intellectual property components we have developed for their manufacturing process. Our contracts with integrated circuit manufacturers generally require them to pay a license fee to us ranging from approximately $250,000 to $650,000 for each product delivered under a contract. Generally, our license contracts involve multiple products. Throughout the production cycle, integrated circuit manufacturing customers often request additional products or modifications to existing products that result in additional license revenue. In addition, with limited exceptions, manufacturers agree to pay us royalties that are based on the selling prices of integrated circuits or wafers that contain our intellectual property components. We credit a portion of the royalty payments to the manufacturer’s account to be applied against future license fees, if any, payable by the manufacturer.

In February 2003, we acquired NurLogic for consideration consisting of approximately $5.0 million in cash, 745,000 shares of common stock, or approximately $12.9 million, and assumed options to acquire 819,000 shares of common stock with a weighted average exercise price per share of $11.89. NurLogic’s technology adds complementary analog, mixed-signal and communications components to our product portfolio and allows us to provide more comprehensive products and, in turn, pursue an expanded market opportunity.

INDUSTRY BACKGROUND

Evolution of the integrated circuit industry

The integrated circuit industry has undergone a drastic change over the past three decades that has led to the proliferation of intellectual property components used in highly complex integrated circuits known as system-on-a-chip. In its infancy, the industry was vertically integrated with integrated circuit manufacturers performing all aspects of production, including electronic design, manufacturing and marketing. The development of the commercial market for third party intellectual property components used in complex integrated circuits resulted from the continuing specialization in the integrated circuit industry. This trend was driven by a growth in design complexity due to improvements in manufacturing technology and an increasing focus on core competencies. By the 1980s, integrated circuit manufacturers began purchasing software design tools from commercial suppliers in order to focus on their core competencies. One driver of the shift in focus was the rise of personal computers and the resulting escalation of integrated circuit design complexity. During the 1980s, application specific integrated circuit manufacturers developed a new approach that allowed their customers to perform the logic design of an integrated circuit while the application specific integrated circuit manufacturers performed the detailed physical implementation of the design and manufactured the integrated circuit. The development of the application specific integrated circuit industry led to the emergence of a number of integrated circuit design companies in the early 1990s. The integrated circuit design companies chose to focus on specific design expertise, take advantage of the availability of excess integrated circuit manufacturing capacity and avoid the capital expenditures necessary to build manufacturing facilities. Throughout this period, integrated circuit manufacturers continued to focus on their core competencies in manufacturing processes. Due to the greatly increased complexity of integrating multiple functions on a single integrated circuit, integrated circuit manufacturers began to outsource the design of particular intellectual property components critical to the successful development of integrated circuits.

Business

The productivity gap

Today, it is possible to place tens of millions of transistors on a single integrated circuit. State of the art manufacturing facilities of the 1980s produced integrated circuits using process geometries of one millionth of a meter, or 1.0 µm. Current state of the art manufacturing facilities use 0.13 µm process geometries, and many integrated circuit manufacturers have begun the transition to facilities using 90 nanometer, or 0.09 µm, processes. The development of design tools has not kept pace with the development of manufacturing processes. Advances in integrated circuit manufacturing processes have enabled the transistor density on integrated circuits to double approximately every 18 months. The integrated circuit design industry has struggled to improve design productivity as fast as the increases in transistor density. The need to close this productivity gap has furthered the development of the market for commercial intellectual property components.

The system-on-a-chip

The improvement in process technologies combined with the continuing trend to sub-micron feature sizes has enabled the integration of multiple functions into a single integrated circuit. These highly complex integrated circuits are known as system-on-a-chip integrated circuits that combine all of the functionality of printed circuit boards onto a single integrated circuit. System-on-a-chip integrated circuits improve overall system cost, speed, function and power consumption. These integrated circuits are optimal for use in complex, high volume applications such as portable computing devices, cellular phones, consumer multimedia products, automotive electronics, personal computers and workstations.

As shown above, in both a printed circuit board system and in a system-on-a-chip, the building blocks typically include memory, standard cell, input/output, microprocessor, digital signal processor, mixed-signal and analog components. However, integration of these components into system-on-a-chip integrated circuits at process geometries of 0.25 µm or below is far more complex and time consuming than the design of a traditional printed circuit board system. Integrated circuit manufacturers are finding it increasingly difficult to develop these components internally and integrate them due to reduced product development budgets. In addition, given shorter product life cycles and the importance of reducing time to market, we believe the use of commercial intellectual property components to leverage design and manufacturing capabilities can be a significant competitive advantage to integrated circuit manufacturers.

Market opportunity for integrated circuit intellectual property components

Commercial intellectual property components have enabled integrated circuit designers to:

➢	reduce the risk of design failure;

➢	reduce design time for system-on-a-chip integrated circuits;

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➢	decrease the overall cost of integrated circuit design; and

➢	more effectively address design and productivity issues associated with process geometries of 0.25 µm and below.

According to Gartner Dataquest, the semiconductor intellectual property market is expected to grow to $2.1 billion by 2006, representing a compound annual growth rate of 18.8% from 2001 to 2006. The growth is expected to be driven by the trend towards system-on-a-chip designs, which require the complex integration of various intellectual property components including memory, bus interface, microprocessor, digital signal processor, mixed-signal and analog. The advantages provided by system-on-a-chip integrated circuits have resulted in rapidly increased demand for system-on-a-chip designs. According to Gartner Dataquest, the system-on-a-chip market is expected to grow to $29 billion in 2003 from $24 billion in 2002.

Integrated circuit manufacturers require intellectual property components that are designed to achieve the best combination of performance, speed, density and yield for a given manufacturing process while reducing time to market. Although the electronic design automation tool industry has successfully developed partial solutions to increase design productivity and performance, electronic design automation tools have not completely overcome the challenges of creating intellectual property components tailored to a particular manufacturing process within an increasingly compressed time to market window. In addition, integrated circuit manufacturers have increased their internal design resources to produce intellectual property components for themselves and for their customers. However, the use of intellectual property components supplied by a specific integrated circuit manufacturer does not allow integrated circuit designers the flexibility they desire to use an alternative manufacturer. Many of these same integrated circuit manufacturers use commercial intellectual property components in order to harness the strengths of their manufacturing processes, increase the performance of their manufactured products, accelerate time to market for themselves and their customers and gain access to integrated circuit designers that utilize commercial intellectual property components.

OUR SOLUTION

We provide physical intellectual property components for the design and manufacture of complex integrated circuits. Our intellectual property components are developed and delivered using a proprietary methodology that includes a set of commercial and proprietary electronic design automation tools and design expertise. This methodology enables us to automate our production process and deliver high quality intellectual property components in a short period of time. Our intellectual property components are designed to achieve the best combination of performance, density, power and yield for a given manufacturing process. Our intellectual property components offer customers the following benefits described below.

Significant time to market advantages

We enable integrated circuit design companies to reduce the time required to bring new integrated circuits to market by:

➢	eliminating our customers’ need to design intellectual property components and prove them in silicon; and

➢	delivering intellectual property components that are highly compatible with industry standard integrated circuit design tools.

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Long term product development commitment

Our ability to adapt, customize and build on our core technology for use in new processes and designs provides each integrated circuit design customer with a ready source of reliable intellectual property components for future processes and designs. This enables integrated circuit designers to standardize on our intellectual property components, accelerate their product development and focus internal engineering resources on core competencies.

Cost effective solutions

As integrated circuit manufacturing process geometries shrink and the complexity of integrated circuit designs increases, the cost to design system-on-a-chip integrated circuits increases significantly. By providing reliable intellectual property components with significant time to market benefits, we enable customers to reduce design costs, minimize integration costs and optimize manufacturing yield. Moreover, by using our intellectual property components, integrated circuit companies avoid the cost of recruiting and training a significant group of engineers dedicated to intellectual property component design.

OUR STRATEGY

Our goals are to establish Artisan as a globally recognized brand for intellectual property components within the integrated circuit design and manufacturing industry and to further develop our user community. Our user community includes over 1,000 companies involved in integrated circuit design and many of the leading manufacturers of integrated circuits around the world. We intend to achieve these goals by pursuing the following key elements of our strategy described below.

Broaden relationships with integrated device manufacturers and application specific integrated circuit manufacturers

Building upon our strong base of integrated circuit manufacturing customers, we intend to strengthen and expand our relationships with integrated device manufacturers and application specific integrated circuit manufacturers, which often produce integrated circuits in high volume. We intend to expand our sales force to address the specific service and support requirements of integrated device manufacturers and application specific integrated circuit manufacturers. We also plan to play a key role in facilitating the emerging relationships between integrated device manufacturers, application specific integrated circuit manufacturers and foundries by providing integrated device manufacturers and application specific integrated circuit manufacturers with intellectual property components for use in external manufacturing processes.

Maintain technological leadership

Our experience in working with many leading integrated circuit manufacturing customers during the development of new manufacturing processes has enabled us to develop intellectual property components optimized for performance, density, power and yield for a given manufacturing process. As manufacturing process technology continues to evolve to ever smaller process geometries, we believe that an in depth understanding of manufacturing process technology is essential to the development of intellectual property components optimized for such manufacturing processes. We intend to maintain our technological leadership position by enhancing our existing products and continuing to develop, internally or through possible acquisitions, new generations of products. To further maintain our technological leadership, we plan to develop internal expertise in manufacturing process technology and work with our integrated circuit manufacturing customers as early as possible in the development of new manufacturing process technologies.

Business

Expand our intellectual property product offerings

We intend to develop and acquire additional intellectual property components that are complementary to our existing portfolio. Our recent acquisition of NurLogic broadens our product portfolio by adding analog, mixed-signal and communications components. By expanding our product portfolio, we expect to offer a more comprehensive solution to integrated circuit design teams and integrated circuit manufacturers and further our position as a leader in the integrated circuit intellectual property industry.

Continue to offer superior customer support

We intend to hire additional employees for customer support and we are in the process of implementing a customer relationship management system. We plan to expand our operations geographically to maintain proximity to our expanding customer base and provide regional support to our customers. We are currently establishing an engineering service and support facility in Bangalore, India and plan to increase our presence in China and Taiwan.

Further develop the Artisan user community

Our user community has grown as a result of the demand from design teams for our products. As our products have gained broad industry acceptance, licenses for our technology have helped manufacturers attract new integrated circuit design customers. We believe that the Artisan user community is a key asset of our business. We plan to work closely with this user community in order to gain insight into new process developments and leading-edge integrated circuit designs, improve our products and further expand the Artisan user community.

PRODUCTS

Our current family of intellectual property components includes embedded memory, standard cell and input/output components. Together these components constitute a substantial majority of the silicon area on a typical system-on-a-chip integrated circuit and have a substantial impact on the overall performance of the integrated circuit. Our contracts with integrated circuit manufacturers generally require them to pay a license fee to us ranging from approximately $250,000 to $650,000 for each product delivered under a contract. Generally, our license contracts involve multiple products. Throughout the production cycle, integrated circuit manufacturers may request recharacterizations for derivative processes that result in additional license revenue.

Our intellectual property components are developed and delivered using a proprietary methodology called “Process-Perfect” that includes a set of commercial and proprietary electronic design automation tools and techniques. This methodology ensures that our intellectual property components are designed to achieve the best combination of performance, density, power and yield for a given manufacturing process. Our portfolio of products combined with the Process-Perfect methodology, allows us to satisfy our integrated circuit manufacturing customers’ timing and quality requirements in a cost effective manner. Our intellectual property components are easily integrated into a variety of customer design methodologies and support industry standard integrated circuit design tools, including those from electronic design automation tool vendors such as Cadence, Mentor Graphics and Synopsys, as well as customers’ proprietary integrated circuit design tools. To support these various integrated circuit design tool environments, each of our products includes a comprehensive set of verified tool models.

In connection with our acquisition of NurLogic, we are in the process of integrating the workforce, operations and product portfolio of NurLogic into our business. As a result of this acquisition, we intend to add NurLogic’s complementary analog, mixed-signal and communications components to our product portfolio.

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Memory products

Our embedded memory components include random access memories, read only memories and register files. Our high speed, high density and low power components include single- and dual-port random access memories, read only memories, and single-, two- and three-port register files. Our embedded memory components are configurable and vary in size to meet the customer’s specification. For example, our memory components will support sizes from 2 to 128 bits wide and from 8 to 16,384 words. All of our memory components include features such as a power down mode, low voltage data retention and fully static operation. In addition, our memory components may include built-in test interfaces that support popular test methodologies. To improve the yield of integrated circuits containing large amounts of embedded memory, we offer an additional feature for our memory components, known as Flex-Repair, that includes redundant storage elements. The dense layout structures that are characteristic of large memory arrays are often the most difficult part of an integrated circuit to manufacture. Our Flex- Repair products are used in memory repair in order to help increase the manufacturing yield of the resulting integrated circuit design.

➢	High speed memory family. Our high speed memory components are designed to achieve speeds in excess of 1 GHz for 0.13µm manufacturing processes. We achieve the high performance of our memory components through a combination of proprietary design innovations that include latch based sense amplifiers, high speed row select technology, precise core cell balancing and rapid recovery bitlines.

➢	High density memory family. Our high density memory components are designed for applications where achieving the lowest possible manufacturing cost is critical. These are typically consumer applications with high manufacturing volumes. To achieve the lowest possible manufacturing cost for these products, we utilize proprietary circuit and layout techniques to reduce the overall area of the memories. In addition, we use specific design and analysis techniques to enhance production yield.

➢	Low power memory family. Our low power memory components are designed to prolong battery life when used in battery-powered electronic systems. These intellectual property components achieve low power through a combination of proprietary design innovations that include latch-based sense amplifiers, a power efficient banked memory architecture, precise core cell balancing and unique address decoder and driver circuitry.

Standard cell products

Standard cells map the logic functions of a design to the physical functions of the design, an essential function for all integrated circuits. Our SAGE-X standard cell product includes over 575 cells optimized for each customer’s preferred manufacturing process and integrated circuit design tool environment to result in greater density as compared to competitive standard cell components. We offer standard cell components that are optimized for high performance, high density or low power to meet the needs of different markets.

Input/output products

Our input/output components include over 600 standard input/output functions. We also offer a wide variety of specialized input/output components that are compatible with industry standard PCI, GTL, AGP, USB, SSTL2 and LVDS interfaces. In addition, we offer input/output components for many additional industry standard interfaces. Every input/output component utilizes each integrated circuit manufacturer’s proprietary manufacturing process rules, pad pitch and electrostatic discharge requirements, resulting in superior performance, reliability and manufacturability.

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PRODUCT DEVELOPMENT

We target the rapidly growing system-on-a-chip market with high performance, high density and low power memory, standard cell and input/output components. Because of the complexity of these intellectual property components, our design and development process is a multidisciplinary effort requiring expertise in electronic circuit design, process technology, physical layout, design software, model generation, data analysis and processing and general integrated circuit design. These activities involve the development of more advanced versions of our intellectual property components and the continued development of new intellectual property components for current and anticipated manufacturing processes. We have engaged in and intend to continue to engage in research and development activities to automate our design processes.

Engineering costs are allocated between cost of revenue and product development expenses. Engineering efforts devoted to developing intellectual property components for specific customer projects are recognized as cost of revenue while the balance of engineering costs, incurred for general development of our technology, is charged to product development. Our product development expenses were $12.4 million in fiscal 2001, $11.9 million in fiscal 2002 and $2.9 million in the three months ended December 31, 2002. We expect that we will continue to invest substantial funds for engineering activities.

As of December 31, 2002, our engineering staff consisted of 177 employees. In connection with our acquisition of NurLogic, we added 40 additional engineering personnel. We also expect to hire additional engineering personnel in India as that office becomes fully operational. We seek to recruit highly skilled employees, and our ability to attract and retain these employees will be a principal factor in our success in maintaining our leading technological position. We believe that the investments in product development are required in order for us to remain competitive and we believe our team of software developers and our development capabilities represent a significant competitive advantage.

SALES, MARKETING AND DISTRIBUTION

We license our intellectual property components on a nonexclusive, worldwide basis to major integrated circuit manufacturers and grant those manufacturers the right to distribute our intellectual property components to their internal design teams and to their integrated circuit customers. We have licensed and distributed our intellectual property components to over 15 companies involved in the manufacture of integrated circuits who have agreed to pay an upfront license fee and also agree to make royalty payments in the event that our intellectual property components are incorporated into designs ultimately manufactured at their facilities. For most of our integrated circuit manufacturing customers, we distribute and license our intellectual property components to companies that design integrated circuits. While the basic elements of our intellectual property components are distributed to design companies at no charge, design companies can pay us a direct license and support fee to receive modified intellectual property components and support from us. As part of the license agreement entered into by the design companies, the design companies agree to manufacture any integrated circuit design using any of our intellectual property components at the particular integrated circuit manufacturer for which we developed the intellectual property components. The integrated circuit manufacturer then generally pays us a royalty based on the selling prices of integrated circuits or wafers that contain our intellectual property components. We have licensed and distributed our intellectual property components at no charge to over 1,000 companies involved in integrated circuit design, including companies involved in computing, communications, consumer products, graphics, networking and other applications. Over 100 of these design companies have paid us direct license or support fees in order to receive modified intellectual property components and/or support from us.

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We have several industry partner programs whereby our partners provide a wide variety of intellectual property solutions, design services and tool support to streamline the design process for users of our intellectual property components. Through these programs, we provide intellectual property components and support to over 150 design support companies who use these intellectual property components in their work for our licensed users. Over 15 of these design support companies have paid us direct license or support fees in order to receive modified products and support from us.

As of December 31, 2002, our direct sales force consisted of 20 persons who are paid on commission in addition to their base salaries. In connection with our acquisition of NurLogic, we increased our direct sales force by 10 people. We believe our sales, marketing and distribution approach enables us to leverage the integrated circuit manufacturers’ sales and marketing organizations and limit the costs associated with hiring, training and compensating the large sales force necessary to negotiate with each end-user customer. In addition, our web-based intellectual property design access platform enables integrated circuit designers to access our intellectual property components 24 hours per day. The platform assists us in gathering data about designers using our intellectual property components and the potential integrated circuit manufacturers the designers may elect of have manufacture their integrated circuits. We have sales offices in Sunnyvale and San Diego, California, Tokyo, Japan and Paris, France.

CUSTOMERS

We license our intellectual property components on a nonexclusive, worldwide basis to major integrated circuit manufacturers and grant these manufacturers the right to distribute our intellectual property components to their internal design teams and to their integrated circuit customers. We charge manufacturers a license fee that gives them the right to manufacture integrated circuits containing intellectual property components we have developed for their manufacturing processes. Many of the world’s leading integrated circuit manufacturers are among our customers. Our top 20 customers in terms of total revenue for the three years ended September 30, 2002 were ATI, Chartered, Conexant Systems, Inc., Dongbu Electronics Co., Ltd., Hynix Semiconductor, Inc., IBM, 1st Silicon (Malaysia) Sdn. Bhd., Infineon Technologies AG, Jazz Semiconductor, National Semiconductor, NEC, OKI Electric Industry Co., Ltd., Sanyo Electric Co., Ltd., Sharp Electronics Corporation, Siemens AG, Silterra, Sony, Synopsys, TSMC and United Microelectronics Corporation.

We have been dependent on a relatively small number of integrated circuit manufacturing customers for a substantial portion of our annual revenue, although the integrated circuit manufacturers comprising this group have changed from time to time. In fiscal 2001, TSMC accounted for 26% of our total revenue and Synopsys accounted for 12% of our total revenue. In fiscal 2002, TSMC accounted for 39% of total revenue. In the three months ended December 31, 2002, IBM accounted for 22% of total revenue, TSMC accounted for 22% of total revenue, Tower accounted for 11% of total revenue and Silterra accounted for 10% of total revenue. We anticipate that our revenue will continue to depend on a limited number of major integrated circuit manufacturing customers for the foreseeable future, although our major integrated circuit manufacturing customers and the percentage of revenue they represent are likely to continue to vary from period to period depending on the addition of new contracts and the number of designs utilizing our intellectual property components.

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COMPETITION

Our strategy of targeting integrated circuit manufacturers and integrated circuit designers that participate in, or may enter, the system-on-a-chip market requires us to compete in intensely competitive markets. We face significant competition from third party intellectual property component providers, such as DOLPHIN Integration, Faraday Technology, LEDA Systems, MoSys, TriCN, VeriSilicon, Virage and Virtual Silicon Technology, and from the internal design groups of integrated circuit manufacturers, such as TSMC. In addition, we face competition from small consulting firms and design companies that operate in the intellectual property component segment of the market and offer a limited selection of specialized intellectual property components.

We face significant competition from the internal design groups of integrated circuit manufacturers that have expanded their manufacturing capabilities and portfolio of intellectual property components to participate in the system-on-a-chip market. Integrated circuit manufacturers that license our intellectual property components have historically had their own internal intellectual property component design groups. These design groups continue to compete with us for access to the integrated circuit manufacturer’s intellectual property component requisitions and, in some cases, compete with us to supply intellectual property components to third parties on a merchant basis. Intellectual property components developed by internal design groups are designed to utilize the qualities of their own manufacturing process, and may therefore benefit from certain capacity, informational, cost and technical advantages. If internal design groups expand their product offerings to compete directly with our intellectual property components or actively seek to participate as vendors in the intellectual property component market, our revenue and operating results could be negatively affected.

TSMC, one of our largest integrated circuit manufacturing customers, has historically produced intellectual property components for use in designs to be manufactured at TSMC’s foundry. These components are designed to serve the same purpose as components produced by us. As such, intellectual property components developed by TSMC have competed and are expected to continue to compete with our products. TSMC has previously made some of these internally developed components available to third party integrated circuit design companies. In December 2002, TSMC announced that it intends to more aggressively supply intellectual property components for its manufacturing processes to integrated circuit designers through multiple library and electronic design automation tool partners, including our competitors. We believe that TSMC has chosen to more aggressively develop and distribute products that compete with ours in order to encourage its customers to use TSMC to manufacture their current and future designs. TSMC has substantially greater financial, manufacturing and other resources, name recognition and market presence than we do and the internal design group at TSMC has greater access to technical information about TSMC’s manufacturing processes. Distribution partners selected by TSMC include Cadence, Magma and Virage Logic. Some of TSMC’s distribution partners, such as Cadence, may have greater resources, name recognition and distribution networks than we do. If TSMC is successful in supplying intellectual property components to third parties either directly or through distribution arrangements with other companies, our revenue and operating results could be negatively affected.

We believe that we have the following competitive advantages:

➢	Extensive product portfolio. We currently offer a wide range of analog, embedded memory, standard cell and input/output components that support the following process geometries: 0.25 micron, 0.18 micron, 0.15 micron, 0.13 micron and 90 nanometers. Within these process geometries, we also offer a range of product types, such as products that are optimized for speed, low power and area consumption.

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➢	Access to large user community. We believe that our extensive user community allows us to offer manufacturers a valuable channel to potential design customers.

➢	Brand loyalty. We have a large number of end users who are comfortable and familiar with our products. We believe many of these users would prefer integrated circuit manufacturers with which they are working to make available our intellectual property components for their designs.

➢	Product distribution model. As a market leader in distributing our standard intellectual property components to design teams at no charge, we have gained valuable experience in making this model work while encouraging the use of our products.

➢	Technical experience. By developing and licensing intellectual property components to many of the world’s leading integrated circuit foundries, we have gained valuable experience in the customization of intellectual property components for use with different manufacturing processes. We have also invested significant resources in automating certain aspects of the product development and customization process that provides efficient and scalable delivery capability.

Despite these competitive advantages, we also faces numerous challenges associated with overcoming the following disadvantages:

➢	Size and resources. The internal design groups at foundries, application specific integrated circuit manufacturers and integrated device manufacturers may have access to substantially greater financial, engineering, manufacturing and other resources than we do, which may enable them to react more effectively to new market opportunities.

➢	Name recognition. Some of our competitors, such as TSMC, and distributors of competitive products, such as Cadence, have greater name recognition and market presence than we do, which may allow them to market themselves more effectively to new users.

➢	Access to technical information. The internal design groups at foundries, application specific integrated circuit manufacturers and integrated device manufacturers may have more current and complete access to technical information regarding their own manufacturing processes, which may enable them to develop intellectual property components that more fully utilize their manufacturing process.

➢	Limits of product offerings. Although we offer a broad range of commonly used intellectual property components, a customer may require an intellectual property component that we do not offer. For example, we currently have a limited number of analog product offerings. As a result, our competitors may exploit the areas in which we currently do not have complete product offerings.

➢	Reliance on manufacturers. We have a greater reliance on integrated circuit manufacturers than do some of our competitors. A substantial majority of our revenue is derived from integrated circuit manufacturers as opposed to end users. We believe that overall this model, which allows us to distribute our standard intellectual property components to design teams at no charge, has given us an advantage in the marketplace. However, we may be adversely affected by consolidation of integrated circuit manufacturers.

Business

PATENTS AND INTELLECTUAL PROPERTY PROTECTION

We rely primarily on a combination of nondisclosure agreements and other contractual provisions and patent, trademark, trade secret, and copyright law to protect our proprietary rights. We have an active program to protect our proprietary technology through the filing of patents. As of February 15, 2003, we had 31 US patents granted, 18 patent applications pending before the US Patent and Trademark Office, three issued foreign patents and 15 pending patent applications in foreign countries. In connection with our acquisition of NurLogic, we acquired two granted US patents, eight patent applications pending before the US Patent and Trademark Office and eight pending patent applications in foreign countries. Our material patents expire between 2017 and 2020. We recently hired an internal patent counsel to run our patent program and assist us in preparing and prosecuting patents.

We also rely on trademark and trade secret laws to protect our intellectual property. We protect our trade secrets and other proprietary information through confidentiality agreements with our employees and customers. Despite these efforts, there can be no assurance that others will not gain access to our trade secrets, that our trade secrets will not be independently discovered by competitors or that we can meaningfully protect our intellectual property. Effective trade secret protection may be unavailable or limited in certain foreign jurisdictions, such as China, where we sell our intellectual property components. The risks associated with protection of our intellectual property rights in foreign countries are likely to increase as we expand our international operations. As a result, we may experience difficulty protecting our intellectual property from misuse or infringement by others.

Our typical license agreements contain indemnification provisions under which we may be required to defend or settle an infringement claim and pay settlement amounts or damages awarded with respect to such claims. Such indemnification obligations are subject to a number of exceptions and generally limited to specific jurisdictions. In addition, the total amount of liability is generally capped at a specific dollar amount approximating the consideration received by us under the contract in question; however, such limits on our liability are generally not included in contracts we assumed in connection with our acquisition of NurLogic. As part of our indemnification obligations, we may also be required to provide substantial technical assistance to our customers regarding allegedly infringing products. If a product is, or in our opinion is likely to become, the subject of a claim alleging infringement, our indemnification obligations generally grant us the option to choose to procure a license for our customer, replace or modify the allegedly infringing product, or terminate the license to the allegedly infringing product and refund a portion of the license fees, the amount of which varies inversely with the length of time elapsed since the product was delivered.

In any potential dispute involving our intellectual property, our customers and strategic partners could also become the target of litigation. This could trigger our technical support and indemnification obligations in our license agreements, which could result in substantial expense to us. In addition to the time and expense required for us to supply support or indemnification to our customers and strategic partners, any litigation could severely disrupt or shut down the business of our customers and strategic partners, which in turn would hurt our relations with them and harm our operating results.

From time to time, we may be subject to claims by customers of the companies we acquire that our intellectual property components or products of acquired companies that have been incorporated into end user products infringe the intellectual property rights of others.

We have been notified recently by one of NurLogic’s customers that it is requesting indemnification from NurLogic (now one of our wholly owned subsidiaries) because a complaint had been filed against that customer in November 2002 alleging that some of that customer’s products infringed several third party

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patents. While we believe that the complaint is without merit with respect to technology licensed by NurLogic, there can be no assurance that a court would not find that the technology licensed by NurLogic does infringe the third party patents. Whether or not the customer’s products infringe, the investigation and resolution of this indemnity claim and any related litigation can be expensive and can consume substantial amounts of management time and attention.

FOREIGN OPERATIONS

We currently operate principally in the United States, Taiwan, Japan and other countries in Asia and Europe. We are also establishing an engineering services and support facility in Bangalore, India.

Historically, a substantial portion of our total revenue has been derived from integrated circuit manufacturers outside the United States, primarily from Asia and Europe. International revenue as a percentage of our total revenue was approximately 70% in fiscal 2001, 75% in fiscal 2002 and 66% in the three months ended December 31, 2002. We anticipate that international revenue will remain a substantial portion of our total revenue in the future. To date, all of the revenue from international customers has been denominated in US dollars.

EMPLOYEES

As of December 31, 2002, we had 245 employees and full-time equivalents compared to 181 at September 30, 2002. Of our employees at December 31, 2002, 177 were in engineering. Our staff increased by 60 persons, including 40 to our engineering staff, as a result of the NurLogic acquisition. None of our employees is represented by a labor union or are subject to a collective bargaining agreement. We have never experienced a work stoppage and believe that our relations with employees are good.

Management

The following table sets forth information regarding our executive officers and directors and their ages as of February 21, 2003:

Name	Age	Position

Mark R. Templeton	44	President, Chief Executive Officer and Director
Joy E. Leo	42	Vice President, Finance and Administration, Chief Financial Officer and Secretary
Scott T. Becker	42	Chief Technical Officer and Director
Harry Dickinson	55	Chief Operating Officer
James H. Hogan	51	Senior Vice President, Business Development
Dhrumil Gandhi	45	Senior Vice President, Product Technology
Brent Dichter	42	Vice President, Engineering
Neal Carney	47	Vice President, Marketing
G. Lee Allgood	60	Vice President, Worldwide Sales
Lucio L. Lanza	58	Chairman
R. Stephen Heinrichs	56	Director
Morio Kurosaki	46	Director
Robert P. Latta	49	Director
Leon Malmed	65	Director

Mark R. Templeton has served as our president and chief executive officer since April 1991 when he co-founded our company. In addition, Mr. Templeton has served as a member of our board of directors since April 1991. From April 1990 to March 1991, Mr. Templeton was director of the Custom IC Design Group at Mentor Graphics Corporation, an electronic design automation company. From October 1984 to March 1990, he held various positions with Silicon Compilers Systems Corporation, an electronic design automation company, with the last position being director of the Custom IC Design Group.

Joy E. Leo has served as our vice president of finance and administration, chief financial officer and secretary since September 2000. From January 2000 to August 2000, she served as vice president of finance and administration and chief financial officer for IMP, Inc, a integrated circuit company. From August 1998 to January 2000, she was vice president of finance, operations and administration at Innomedia Incorporated, a telecommunications company. From June 1995 to January 1998, she was vice president and chief financial officer for Philips Components, a division of Royal Philips Electronics N.V.

Scott T. Becker has served as our chief technical officer since April 1991 when he co-founded Artisan Components. In addition, Mr. Becker has served as a member of our board of directors since April 1991. From April 1990 to April 1991, he was manager of the library development group of the IC division of Mentor Graphics. From May 1985 to April 1990, he was responsible for library development at Silicon Compilers.

Harry Dickinson has served as our chief operating officer since June 2001. From January 2000 to June 2001, Mr. Dickinson took time off from his business activities to pursue personal interests. From December 1998 to January 2000, Mr. Dickinson was vice president of worldwide sales for Cygnus Solutions, now known as Red Hat, Inc., a computer software distribution company. From October 1997 to October 1998, he was president and chief executive officer of Entridia Corporation, subsequently acquired by Stratigos Networks, LLC, a network controller company, of which he was also a founder.

Management

From January 1992 to October 1997, he was senior vice president of sales for S3 Incorporated, now known as SONICblue Incorporated, a fabless integrated circuit company specializing in graphics chips.

James H. Hogan has served as our senior vice president of business development since October 2002. From August 2000 to September 2002, he was senior vice president of business development and chief technology officer of Cadence. From February 1997 to October 2000, Mr. Hogan held several positions at Cadence including president of Cadence Japan from December 1999 to October 2000, corporate vice president of marketing from December 1998 to December 1999, and corporate vice president for field operations from February 1997 to December 1998. From December 1996 to February 1997, he was chief operating officer of Smart Machines Inc., now a wholly-owned subsidiary of Brooks Automation, Inc., an integrated circuit equipment automation company.

Dhrumil Gandhi has served as our senior vice president of product technology since May 2001. From May 1993 to May 2001, Mr. Gandhi served as our vice president of engineering. From July 1983 to May 1993, he served as senior manager for advanced application specific integrated circuit design systems at Mentor Graphics.

Brent Dichter has served as our vice president of engineering since May 2001. Mr. Dichter served as our vice president of product/program management from March 2000 to May 2001 and as our director of engineering from November 1998 to March 2000. From January 1997 to November 1998, he served as vice president of silicon technology at Multi Dimensional Computing, a computer company specializing in graphics chip design. From July 1995 to January 1997, he was director of strategic marketing for Xilinx, Inc., a field programmable gate array company.

Neal Carney has served as our vice president of marketing since August 2001. From June 2000 to August 2001, he was vice president of marketing for Tripath Technology, Inc., a fabless integrated circuit company. From January 1998 to June 2000, he was business unit manager of imaging products for Agilent Technologies, Inc., a technology company focusing on communications, electronics and life sciences. From January 1994 to January 1998, Mr. Carney was marketing manager of the integrated circuit division at Hewlett-Packard Company. From November 1982 to January of 1994, Mr. Carney held various marketing management positions at Hewlett-Packard including a three year international assignment from May 1987 to May 1990 as the Japan marketing center manager for Hewlett-Packard’s integrated circuit products group.

G. Lee Allgood has served as our vice president of worldwide sales since June 2001. From January 1999 to June 2001 Mr. Allgood took time off from his business activities to pursue personal interests. From January 1998 to January 1999, Mr. Allgood served as area sales director of Chronology, Inc., a private software company. From April 1993 to December 1997, he was vice president of North American sales for S3 Incorporated. From April 1991 to April 1993, Mr. Allgood was eastern United States regional sales manager for Valid, an electronic design automation company, which was acquired by Cadence in 1992.

Lucio L. Lanza has served as our director since March 1996 and was named chairman of our board of directors in November 1997. He is currently managing director of Lanza techVentures, an early stage venture capital and investment firm, which he founded in January 2001. Mr. Lanza joined U.S. Venture Partners, a venture capital firm, as a venture partner in 1990 and was a general partner of U.S. Venture Partners from November 1996 through December 2000. From 1990 to 1995, Mr. Lanza also served as an independent consultant to integrated circuit, communications and computer-aided design companies, including Cadence. From 1986 to 1989, he served as chief executive officer of EDA Systems, Inc., an electronic design automation company. Mr. Lanza also serves on the board of directors of PDF Solutions, Inc., a provider of technologies to improve integrated circuit manufacturing yields.

Management

R. Stephen Heinrichs has served as our director since January 2003. Mr. Heinrichs is a member of the board of directors of Avistar Communications Corporation, a video communications company he co- founded. From 1993 until his retirement in April 2001, Mr. Heinrichs was chief financial officer and corporate secretary of Avistar, its predecessors and its subsidiaries. Mr. Heinrichs is a Certified Public Accountant.

Morio Kurosaki has served as our director since March 2001. From November 1999 to the present, Mr. Kurosaki has served as director, president and chief executive officer of IT-Farm Corporation, a Japanese business development firm that supports the entry of non-Japanese companies into the Japanese market. Mr. Kurosaki served as a managing general partner of Aisys from 1988 through June 2002. Prior to 1988, Mr. Kurosaki held various sales and account management positions at Western Digital Japan, Daisy Systems Japan and then Intel Japan.

Robert P. Latta has served as our director since March 2003. Mr. Latta is a member of the law firm of Wilson Sonsini Goodrich & Rosati, Professional Corporation. Mr. Latta joined Wilson Sonsini Goodrich & Rosati in 1979 and has been a member since 1984. Mr. Latta and Wilson Sonsini Goodrich & Rosati have represented our predecessors and us since 1991. Mr. Latta also serves on the board of directors of Avistar.

Leon Malmed has served as our director since April 2000. Mr. Malmed retired from the position of senior vice president of sales and marketing at SanDisk Corporation, a flash data storage company, in March 2000. Mr. Malmed joined SanDisk in December 1992. Prior to 1992, he served as an executive with several data storage companies including Maxtor Corporation, Quantum Corporation and SyQuest Technology, Inc. Mr. Malmed also serves on the board of directors of Socket Communications, Inc., a developer and manufacturer of wireless connection products for handheld computers and other devices.

Principal and selling stockholders

The following table sets forth information known to us with respect to the beneficial ownership of our common stock as of February 21, 2003, and as adjusted to reflect the sale of common stock offered hereby by:

➢	each stockholder known by us to own beneficially more than five percent of our common stock;

➢	each of the executive officers named in the summary compensation table set forth in our proxy materials on Schedule 14A incorporated by reference in this prospectus;

➢	each of our directors;

➢	all directors and executive officers as a group; and

➢	each selling stockholder.

Except as otherwise noted below, the address of each person listed on the table is 141 Caspian Court, Sunnyvale, California 94089.

The table below assumes the underwriters do not exercise their over-allotment option. If the over-allotment option is exercised in full, we will sell an aggregate of 3,055,346 shares of common stock.

We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we include shares of common stock subject to options held by that person that are currently exercisable or will become exercisable within 60 days after February 21, 2003, while those shares are not included for purposes of computing percentage ownership of any other person. Unless otherwise indicated, the persons and entities named in the table have sole voting and investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

	Beneficial ownership prior to offering		Shares	Beneficial ownership after offering
Name and address of beneficial owner	Shares	Percent	offered	Shares	Percent

Barclays Global Investors, N.A. 45 Fremont St., San Francisco, CA 94105(1)	1,067,093	5.8%	—	1,067,093	5.1%
John G. Malecki(2)	940,469	5.1	94,047	846,422	4.1

Directors and executive officers:
Mark R. Templeton(3)	875,583	4.8	87,558	788,025	3.8
Scott T. Becker(4)	418,886	2.3	30,000	388,886	1.9
Dhrumil Gandhi(5)	379,227	2.0	25,000	354,227	1.7
Joy E. Leo(6)	163,177	*	5,000	158,177	*
Harry Dickinson(7)	120,833	*	12,083	108,750	*
Brent N. Dichter(8)	90,797	*	9,080	81,717	*
G. Lee Allgood(9)	75,474	*	6,000	69,474	*
Neal J. Carney(10)	64,646	*	6,465	58,181	*
James H. Hogan	4,564	*	—	4,564	*
Lucio L. Lanza(11)	58,110	*	—	58,110	*
Morio Kurosaki(12)	29,478	*	—	29,478	*
Leon Malmed(13)	20,833	*	2,000	18,833	*
R. Stephen Heinrichs	—		—	—
Robert P. Latta	—		—	—
All directors and executive officers as a group (14 persons)	2,301,608	12.0	183,186	2,118,422	9.7

Principal and selling stockholders

	Beneficial ownership prior to offering		Shares	Beneficial ownership after offering
Name and address of beneficial owner	Shares	Percent	offered	Shares	Percent

Other selling stockholders:
Synopsys, Inc. 700 East Middlefield Road, Mountain View, CA 94043(14)	725,000	4.0%	725,000	—	*
Mehram Shahmiri(15)	101,434	*	8,056	93,378	*
Benham Malek-Khosravi(16)	87,401	*	8,000	79,401	*
Nurtjahya Sambawa(17)	84,271	*	8,000	76,271	*
Michael J. and Leslie Brunolli(18)	83,872	*	8,500	75,372	*
Lisa Lipscomb(19)	80,559	*	8,055	72,504	*
David Smith(20)	80,559	*	7,500	73,059	*
Edward M. Boule(21)	64,741	*	6,474	58,267	*
William Peavey(22)	79,306	*	4,739	79,567	*
David Matty(23)	48,765	*	16,500	32,265	*
Brenda Cotton(24)	2,706	*	1,550	1,156	*
Dorothy Engel(25)	302	*	173	129	*
Robert Nunn(26)	10,069	*	4,300	5,769	*
Georgina Peavey(27)	1,006	*	576	430	*

*	Less than 1% of the outstanding shares of common stock.
(1)	Reflects information filed on February 12, 2003 with the Securities and Exchange Commission on Schedule 13G by Barclays Global Investors, N.A. and Barclays Global Fund Advisors. Barclays Global Investors, N.A. has sole voting and dispositive powers over 980,098 shares of our common stock. Barclays Global Fund Advisors has sole voting and dispositive power over 86,995 shares of our common stock. The shares reported as held by Barclays Global Investors, N.A. and Barclays Global Fund Advisors are held in trust accounts for the benefit of the holders of those accounts.
(2)	Includes 45,019 shares subject to options to purchase our common stock. Mr. Malecki is one of our current employees.
(3)	Includes 43,749 shares subject to options to purchase our common stock.
(4)	Includes 300,297 shares held by Scott T. Becker and Jacklin K. Becker as trustees under the Scott T. Becker Living Trust, dated October 18, 2001, 64,918 shares subject to options to purchase our common stock, 3,778 shares of Common Stock and 18,180 shares subject to options to purchase our common stock held by his wife, Jacklin K. Becker and 20,400 shares held by Scott T. Becker and Paul H. Becker as trustees for the Michael I. Becker, the Thomas R. Becker and the Kailey E. Becker Trusts dated 11/11/1997 under the UGMA. The beneficiaries of the trusts are Mr. Becker’s children and Mr. Becker may be deemed to share voting and investment powers of the shares held in trust.
(5)	Includes 261,671 shares subject to options to purchase our common stock.
(6)	Includes 156,145 shares subject to options to purchase our common stock.
(7)	Includes 109,314 shares subject to options to purchase our common stock.
(8)	Includes 83,594 shares subject to options to purchase our common stock.
(9)	Includes 70,000 shares subject to options to purchase our common stock.
(10)	Includes 62,062 shares subject to options to purchase our common stock.
(11)	Includes 37,916 shares subject to options to purchase our common stock.
(12)	Includes 21,978 shares subject to options to purchase our common stock issued to Morio Kurosaki and 7,500 shares subject to options to purchase our common stock issued to Aisys Corporation, a corporation of which Mr. Kurosaki is a principal stockholder.
(13)	Options to purchase our common stock.
(14)	Pursuant to an arrangement between Synopsys and UBS AG, London Branch, Synopsys will sell all of its shares to UBS AG, London Branch over a period to be agreed by Synopsys and UBS AG, London Branch that will follow the date of this prospectus. We acquired Synopsys’ physical library business in January 2001.
(15)	Includes 91,364 shares subject to options to purchase our common stock. Mr. Shahmiri is a current employee of one of our wholly owned subsidiaries.
(16)	Includes 6,841 shares subject to options to purchase our common stock. Mr. Malek-Khosravi is a current employee of one of our wholly owned subsidiaries.
(17)	Includes 3,712 shares subject to options to purchase our common stock. Mr. Sambawa is a current employee of one of our wholly owned subsidiaries.
(18)	Includes 6,841 shares subject to options to purchase our common stock. Mr. Brunolli is a current employee of one of our wholly owned subsidiaries.

Principal and selling stockholders

(19)	Ms. Lipscomb is a current employee of one of our wholly owned subsidiaries.
(20)	Mr. Smith is a current employee of one of our wholly owned subsidiaries.
(21)	Includes 58,592 shares subject to options to purchase our common stock. Mr. Boule serves as our Vice President, Asia Pacific sales.
(22)	Includes 70,651 shares subject to options to purchase our common stock. Also includes 1,006 shares held by William Peavey as custodian FBO Ryan P. Peavey under CA UTMA. Mr. Peavey is a former employee of one of our wholly owned subsidiaries.
(23)	Includes 8,485 shares subject to options to purchase our common stock. Mr. Matty is a former employee of NurLogic.
(24)	Ms. Cotton is a former employee of NurLogic.
(25)	Ms. Engel is a former employee of NurLogic.
(26)	Mr. Nunn is a former member of board of directors of NurLogic.
(27)	Ms. Peavey is the daughter-in-law of William Peavey.

SYNOPSYS SHARES

Synopsys is the beneficial owner of 725,000 shares of our common stock representing approximately 4.0% of our outstanding common stock as of February 21, 2003.

Synopsys has informed us that it intends to enter into a forward sale, upon the closing date of this offering, of the 725,000 shares of our common stock with UBS AG, London Branch. The forward sale involves the sale by Synopsys to UBS AG, London Branch of the 725,000 shares of our common stock at a per share price equal to the price to the public set forth on the cover page of this prospectus less the underwriting discount. The 725,000 shares of our common stock subject to the forward sale arrangement will be delivered to UBS AG, London Branch. The forward sale arrangement provides for acceleration under certain circumstances, including termination of the borrowing arrangement described below.

UBS AG, London Branch has informed us that it will hedge its forward purchase of the 725,000 shares of our common stock by selling short through UBS Warburg LLC an equivalent number of shares of common stock as part of this offering. Synopsys has agreed to lend to UBS AG, London Branch the 725,000 shares of our common stock prior to the closing date of this offering so that UBS AG, London Branch can use the borrowed shares to effect its short sale. UBS AG, London Branch’s short sale, and the accompanying borrowing arrangement with Synopsys, is being effected pursuant to the registration statement, of which this prospectus is a part and UBS Warburg LLC will deliver this prospectus in connection with any sales of shares effected on UBS AG, London Branch’s behalf.

Assuming that all the shares of our common stock intended to be sold by Synopsys pursuant to its forward sale arrangement with UBS AG, London Branch are sold, and assuming no other acquisition of our common stock by Synopsys, Synopsys will no longer own any shares of our common stock as of the final settlement date under the forward sale arrangement. Synopsys has agreed that if it does not enter into the forward sale with UBS AG, London Branch, it will enter into the underwriting agreement with us, the other selling stockholders and the underwriters on the same terms and conditions as the other selling stockholders.

Description of capital stock

Our authorized capital stock consists of 50,000,000 shares of common stock, $0.001 par value, and 5,000,000 shares of preferred stock, $0.001 par value. 50,000 shares of our preferred stock have been designated as Series A preferred stock in connection with our adoption of a stockholder rights plan. The following is a summary of the material provisions of the common stock and the preferred stock contained in our certificate of incorporation and bylaws. For greater detail about our capital stock, please refer to our certificate of incorporation and bylaws.

COMMON STOCK

As of February 25, 2003, there were 18,293,101 shares of common stock issued and outstanding, held of record by approximately 124 stockholders. Options to purchase a total of 6,085,585 shares of common stock were outstanding on February 25, 2003.

The holders of our common stock are entitled to one vote per share on all matters to be voted on by stockholders and have cumulative voting rights with respect to the election of directors. Subject to the prior rights of holders of preferred stock, if any, the holders of our common stock are entitled to receive such dividends, if any, as may be declared from time to time by our board of directors in its discretion from funds legally available therefor. In the event of our voluntary or involuntary liquidation, dissolution or winding up, the holders of our common stock are entitled to receive and share ratably in all assets remaining available for distribution to stockholders after payment of any preferential amounts to which the holders of preferred stock may be entitled. Our common stock has no preemptive rights and is not redeemable, assessable or entitled to the benefits of any sinking fund. Shares of our common stock are not convertible into any other security. All outstanding shares of our common stock are, and the common stock to be issued in this offering will be, validly issued, fully paid and non-assessable.

PREFERRED STOCK

Pursuant to the our certificate of incorporation, our board of directors has the authority without further action by our stockholders to issue up to 5,000,000 shares of preferred stock. Our board of directors has the authority to issue such preferred stock in one or more series and to fix the price, rights, preferences, privileges and restrictions of such stock, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting a series or the designation of such series, without any further vote or action by our stockholders. In December 2001, our board of directors designated 50,000 shares of our preferred stock as Series A preferred stock in connection with our adoption of a stockholder rights plan. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of delaying, deferring or preventing a change in control without further action by our stockholders and may adversely affect the market price of, and the voting and other rights of, the holders of our common stock. As of February 21, 2003, there were no shares of our preferred stock outstanding. We have no current plans to issue any shares of preferred stock.

CERTAIN PROVISIONS OF THE CERTIFICATE OF INCORPORATION AND BYLAWS

Certain provisions of Delaware law and our certificate of incorporation and bylaws could make more difficult the acquisition of Artisan by means of a tender offer, a proxy contest, or otherwise, and the removal of incumbent officers and directors. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of Artisan to first negotiate with us. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or

Description of capital stock

restructure Artisan outweighs the disadvantages of discouraging such proposals, including proposals that are priced above the then current market value of our common stock, because, among other things, negotiation of such proposals could result in an improvement of their terms.

Our certificate of incorporation provides for cumulative voting for the election of directors. Cumulative voting provides that each share of stock normally having one vote is entitled to a number of votes equal to the number of directors to be elected. A stockholder may then cast all such votes for a single candidate or may allocate them among as many candidates as the stockholder may choose. In the absence of cumulative voting, the holders of a majority of the shares present or represented at a meeting in which directors are to be elected would have the power to elect all the directors to be elected at such meeting, and no person could be elected without the support of holders of a majority of the shares present or represented at such meeting. Section 141 of the Delaware General Corporation Law provides that a director elected by cumulative voting generally may not be removed without cause if the number of votes cast against removal would be sufficient to elect such director under cumulative voting.

Our bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of persons for election to our board of directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to our corporate secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although our bylaws do not give our board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting of the stockholders, our bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or defer a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of our company.

Under Delaware law, a special meeting of stockholders may be called by our board of directors or by any other person authorized to do so in our certificate of incorporation or bylaws. Our bylaws authorize our board of directors, the chairman of our board (or the chief executive officer in the chairman’s absence), or one or more stockholders holding in the aggregate 10% or more of the voting power of our outstanding stock, to call a special meeting of stockholders. However, our board of directors may amend the bylaws at any time to eliminate the right to call a special meeting of stockholders. The elimination of the right of stockholders to call a special meeting would mean that a stockholder could not force stockholder consideration of a proposal over the opposition of our board of directors by calling a special meeting of stockholders prior to such time as our board of directors believed such consideration to be appropriate or until the next annual meeting provided that the requestor met the notice requirements. The restriction on the ability of stockholders to call a special meeting means that a proposal to replace our board could be delayed until the next annual meeting.

Under Delaware law, stockholders may execute an action by written consent in lieu of a stockholder meeting. Delaware law permits a corporation to eliminate such actions by written consent. Elimination of written consents of stockholders may lengthen the amount of time required to take stockholder actions since certain actions by written consent are not subject to the minimum notice requirement of a stockholders’ meeting. The elimination of stockholders’ written consents, however, deters hostile takeover attempts. Without the availability of stockholder’s actions by written consent, a holder or group of holders controlling a majority in interest of our capital stock would not be able to amend our bylaws

Description of capital stock

or remove directors pursuant to a stockholder’s written consent. Any such holder or group of holders would have to call a stockholders’ meeting and wait until the notice periods determined by our board of directors pursuant to our bylaws prior to taking any such action. Our certificate of incorporation and bylaws provide for the elimination of actions by written consent of stockholders.

CERTAIN PROVISIONS OF DELAWARE LAW

We are subject to Section 203 of the Delaware General Corporation Law, an antitakeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder, unless:

➢	Prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

➢	The stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding:

➢	Shares owned by persons who are directors and also officers; and

➢	Shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

➢	On or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting securities. We expect the existence of this provision to have an antitakeover effect with respect to transactions our board of directors does not approve in advance. We anticipate that Section 203 may also discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

REGISTRATION RIGHTS

In connection with our acquisition of NurLogic in February 2003, we entered into a Declaration of Registration Rights Agreement, or Declaration, for the benefit of the shareholders of NurLogic who received our common stock as part of the transaction. Pursuant to such Declaration, we filed with the Securities and Exchange Commission a registration statement on form S-3 on March 14, 2003 registering the shares of our common stock issued to such former NurLogic shareholders in connection with the acquisition. We are entitled, subject to certain limitations, to suspend the effectiveness of any such registration statement if we determine in good faith that such sales would require public disclosure by us of material nonpublic information that is not included in such registration statement and that immediate disclosure of such information would be materially detrimental to us. The former shareholders of NurLogic have been given the opportunity to sell shares of our common stock received by them in connection with the acquisition as part of the offering described in this prospectus. In consideration for our registration of such shares in connection with this offering and our agreement to pay the

Description of capital stock

underwriting discounts and commissions of such selling stockholders, the former NurLogic shareholders who are selling shares of our common stock in connection with this offering have agreed not to sell shares under the Declaration for at least 90 days after this offering.

STOCKHOLDER RIGHTS PLAN

In December 2001, pursuant to a Preferred Stock Rights Agreement between us and EquiServe Trust Company, N.A., acting as rights agent, our board of directors declared a dividend of one right to purchase one one-thousandth share of Series A preferred stock for each outstanding share of our common stock. The dividend was paid on January 8, 2002 to stockholders of record as of the close of business on that date. Each right entitles the registered holder to purchase from us one one-thousandth of a share of Series A preferred stock at an exercise price of $115, subject to adjustment.

Rights evidenced by common stock certificates

The rights will not be exercisable until a specific the distribution date. Certificates for the rights have not been sent to stockholders and the rights will attach to and trade together with our common stock. Accordingly, common stock certificates outstanding on January 8, 2002 will evidence the rights related thereto, and common stock certificates issued after the record date will contain a notation incorporating the rights agreement by reference. Until the distribution date (or earlier redemption or expiration of the rights), the surrender or transfer of any certificates for common stock outstanding as of the record date, even without notation or a copy of the summary of rights being attached to such certificate, will also constitute the transfer of the rights associated with the common stock represented by such certificate.

Distribution date

The rights will separate from our common stock, rights certificates will be issued and the rights will become exercisable on the distribution date which will occur upon the earlier of (a) the tenth business day (or such later date as may be determined by our board of directors) after a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the common stock then outstanding, or (b) the tenth business day (or such later date as may be determined by our board of directors) after a person or group announces a tender or exchange offer, the consummation of which would result in ownership by a person or group of 15% or more of our then outstanding common stock. However, with respect to the shares of our common stock held or acquired by the State of Wisconsin Investment Board, or SWIB, whose beneficial ownership of our common stock exceeded 15% on the date the rights plan was adopted, no distribution date will occur until such time as SWIB acquires 18% or more of our common stock then outstanding or announces a tender offer to acquire 18% or more of our common stock then outstanding, or until such time as SWIB shall be required to file a report of beneficial ownership on Schedule 13D with the Securities and Exchange Commission with respect to its holdings of our common stock.

Issuance of rights certificates; expiration of rights

As soon as practicable following the distribution date, a rights certificate will be mailed to holders of record of the common stock as of the close of business on the distribution date and such separate rights certificate alone will evidence the rights from and after the distribution date. The rights will expire on the earliest of (i) January 8, 2012, the final expiration date, or (ii) redemption or exchange of the rights as described below.

Description of capital stock

Initial exercise of the rights

Following the distribution date, and until one of the further events described below, holders of the rights will be entitled to receive, upon exercise and the payment of the purchase price, one one-thousandth share of the Series A preferred stock. In the event that we do not have sufficient Series A preferred stock available for all rights to be exercised, or our board decides that such action is necessary and not contrary to the interests of rights holders, we may instead substitute cash, assets or other securities for the Series A preferred stock for which the rights would have been exercisable under this provision or as described below.

Right to buy our common stock

Unless the rights are earlier redeemed, in the event that a person or group obtains 15% or more of our then outstanding common stock (or with respect to SWIB, SWIB is not in compliance with the limitations described above), then each holder of a right which has not previously been exercised (other than rights beneficially owned by the acquiring person, which will thereafter be void) will thereafter have the right to receive, upon exercise, common stock having a value equal to two times the purchase price. Rights are not exercisable following the occurrence of an event as described above until such time as the rights are no longer redeemable by us as set forth below.

Right to buy acquiring company shares

Similarly, unless the rights are earlier redeemed, in the event that, after a person or group obtains 15% or more of our then outstanding common stock (or with respect to SWIB, SWIB is not in compliance with the limitations described above), (i) we are acquired in a merger or other business combination transaction, or (ii) 50% or more of our consolidated assets or earning power is sold (other than in transactions in the ordinary course of business), proper provision must be made so that each holder of a right which has not to that point been exercised (other than rights beneficially owned by the acquiring person, which will thereafter be void) will thereafter have the right to receive, upon exercise, shares of common stock of the acquiring company having a value equal to two times the purchase price.

Exchange provision

At any time after a person or group obtains 15% or more of our then outstanding common stock (or with respect to SWIB, SWIB is not in compliance with the limitations described above) and prior to the acquisition by such acquiring person of 50% or more of our outstanding common stock, our board of directors may exchange the rights (other than rights owned by the acquiring person), in whole or in part, at an exchange ratio of one common stock per right.

Redemption

At any time on or prior to the close of business on the earlier of (i) the fifth day following the attainment of 15% or more of our then outstanding common stock by an acquiring person (or with respect to SWIB, the attainment of 18% or more of our then outstanding common stock) (or such later date as may be determined by action of our board of directors and publicly announced by us), or (ii) January 8, 2012, we may redeem the rights in whole, but not in part, at a price of $0.001 per right.

Adjustments to prevent dilution

The purchase price payable, the number of rights, and the number of Series A preferred stock or common stock or other securities or property issuable upon exercise of the rights are subject to adjustment from time to time in connection with the dilutive issuances by us as set forth in the Rights Agreement. With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments require an adjustment of at least 1% in such purchase price.

Description of capital stock

Cash paid instead of issuing fractional shares

No fractional common stock will be issued upon exercise of a right and, in lieu thereof, an adjustment in cash will be made based on the market price of the common stock on the last trading date prior to the date of exercise.

No stockholders’ rights prior to exercise

Until a right is exercised, the holder thereof, as such, will have no rights as a stockholder (other than any rights resulting from such holder’s ownership of common stock), including, without limitation, the right to vote or to receive dividends.

Amendment of rights agreement

The terms of the rights and the Rights Agreement may be amended in any respect without the consent of the rights holders on or prior to the distribution date; thereafter, the terms of the rights and the Rights Agreement may be amended without the consent of the rights holders in order to cure any ambiguities or to make changes which do not adversely affect the interests of rights holders (other than the acquiring person).

Rights and preferences of the Series A preferred stock

Each one one-thousandth of a share of Series A preferred stock has rights and preferences substantially equivalent to those of one share of common stock. Rights will not have any voting rights.

Certain anti-takeover effects

The rights approved by our board of directors are designed to protect and maximize the value of our outstanding equity interests in the event of an unsolicited attempt by an acquirer to take over our company in a manner or on terms not approved by our board of directors. Takeover attempts frequently include coercive tactics to deprive our board of directors and its stockholders of any real opportunity to determine our destiny. The rights have been declared by our board in order to deter such tactics, including a gradual accumulation of shares in the open market of 15% or greater position (or 18% or greater in the case of SWIB) to be followed by a merger or a partial or two-tier tender offer that does not treat all stockholders equally. These tactics unfairly pressure stockholders, squeeze them out of their investment without giving them any real choice and deprive them of the full value of their shares.

The rights are not intended to prevent a takeover and will not do so. Subject to the restrictions described above, the rights may be redeemed by us at $0.001 per right at any time prior to the distribution date. Accordingly, the rights should not interfere with any merger or business combination approved by our board of directors.

However, the rights may have the effect of rendering more difficult or discouraging our acquisition if such acquisition is deemed undesirable by our board of directors. The rights may cause substantial dilution to a person or group that attempts to acquire us on terms or in a manner not approved by our board of directors, except pursuant to an offer conditioned upon the negation, purchase or redemption of the rights.

Issuance of the rights does not in any way weaken our financial strength or interfere with our business plans. The issuance of the rights themselves has no dilutive effect, will not affect reported earnings per share, should not be taxable to us or to our stockholders, and will not change the way in which our shares are presently traded. Our board of directors believes that the rights represent a sound and reasonable means of addressing the complex issues of corporate policy created by the current takeover environment.

Description of capital stock

TRANSFER AGENT

The transfer agent for our common stock is EquiServe Trust Company, N.A. Its address is 150 Royall Street, Canton, Massachusetts 02021, and its telephone number is (781) 575-3766.

LISTING

Our common stock is quoted on the Nasdaq National Market under the trading symbol “ARTI.”

Underwriting

We, the selling stockholders and the underwriters named below have entered into an underwriting agreement concerning the shares we are offering. Subject to conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. UBS Warburg LLC, RBC Dain Rauscher Inc., Needham & Company, Inc. and D.A. Davidson & Co. are the representatives of the underwriters. Subject to the terms and conditions set forth in the underwriting agreement, the underwriters will be obligated to purchase all of the shares offered hereby if any of the shares are purchased.

Underwriters	Number of shares

UBS Warburg LLC
RBC Dain Rauscher Inc.
Needham & Company, Inc.
D.A. Davidson & Co.

Total	3,600,000

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have a 30-day option to buy from us up to an additional 540,000 shares at the public offering price set forth on the cover of this prospectus less the underwriting discounts and commissions. If any shares are purchased under this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

We have agreed to pay the offering expenses and the underwriting discounts and commissions of the selling stockholders other than Synopsys. The following table shows the per share and total underwriting discounts and commissions we and the selling stockholders will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 540,000 shares.

	Paid by us(1)		Paid by selling stockholders(1)	Total
	No exercise	Full exercise		No exercise	Full exercise

Per share	$	$	$	$	$
Total	$	$	$	$	$

(1)	Does not take into account our payment of the underwriting discounts and commissions of certain selling stockholders totaling $ .

We estimate that the total expenses of the offering payable by us, excluding our underwriting discounts and commissions, will be approximately $675,000. Expenses include the Securities and Exchange Commission and NASD filing fees, printing, legal, accounting and transfer agent and registrar fees and other miscellaneous fees and expenses but excludes underwriting discounts and commissions for certain selling stockholders we have agreed to pay.

Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $         per share from the public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $             per share from the public offering price. If all the shares are not sold at the public offering price, the representatives may change the offering price and the other selling terms. Sales of shares made outside of

Underwriting

the United States may be made by affiliates of the underwriters. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the shares at the prices and upon the terms stated therein, and, as a result, will thereafter bear any risk associated with changing the offering price to the public or other selling terms.

Our company, our directors and executive officers and each selling stockholder have agreed with the underwriters not to offer, sell, contract to sell, hedge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable for shares of common stock until after the date that is 90 days after the date of this prospectus, without the prior written consent of UBS Warburg LLC. This agreement does not generally apply to the exercise of options under our employee benefits plans and purchases of common stock pursuant to our employee stock purchase plan.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include stabilizing transactions. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while the offering is in progress. These transactions may also include short sales and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Short sales may be either “covered short sales” or “naked short sales.” Covered short sales are sales made in an amount not greater then the underwriters’ over-allotment option to purchase additional shares in the offering. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase common stock in the offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the Nasdaq National Market or otherwise.

We and the selling stockholders have agreed to indemnify the several underwriters against some liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect thereof.

Synopsys has informed us that it intends to enter into a forward sale, upon the closing date of this offering, of 725,000 shares of our common stock with UBS AG, London Branch. UBS AG, London Branch has informed us that it will hedge its forward purchase of the 725,000 shares of our common stock by selling short through UBS Warburg LLC an equivalent number of shares of our common stock

Underwriting

as part of this offering. Synopsys has agreed to lend to UBS AG, London Branch 725,000 shares prior to the closing date of this offering so that UBS AG, London Branch can use the borrowed shares to effect its short sale. UBS AG, London Branch’s short sale, and the accompanying borrowing arrangement with Synopsys are being effected pursuant to the registration statement of which this prospectus forms a part. UBS Warburg LLC will deliver this prospectus in connection with any sales effected on UBS AG, London Branch’s behalf. UBS Warburg LLC will act as agent to UBS AG, London Branch and Synopsys in connection with the forward sale and borrowing arrangements. In connection with these arrangements, Synopsys will indemnify the several underwriters against certain liabilities, including civil liabilities under the Securities Act, or will contribute to payments the underwriters may be required to make in respect thereof. Synopsys has agreed that if it does not enter into the forward sale with UBS AG, London Branch, it will enter into the underwriting agreement with us, the other selling stockholders and the underwriters on the same terms and conditions as the other selling stockholders.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

The underwriters and their affiliates have in the past performed investment banking, commercial lending and financial advisory services for us and our affiliates for which they have received customary compensation, and they may from time to time do the same in the future.

Our common stock is quoted on the Nasdaq National Market under the symbol “ARTI.”

Legal matters

The validity of the shares offered under this prospectus has been passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Robert P. Latta, a member of our board of directors, is a member of Wilson Sonsini Goodrich & Rosati. Davis Polk & Wardwell, Menlo Park, California is acting as counsel for the underwriters in connection with selected legal matters relating to the shares of common stock offered by this prospectus.

Experts

The consolidated financial statements of Artisan Components, Inc. as of September 30, 2001 and September 30, 2002, and for each of the three years in the period ended September 30, 2002, have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

The financial statements of NurLogic Design, Inc. at May 31, 2002 and 2001, and for the years then ended, appearing in the Current Report on Form 8-K of Artisan Components, Inc. dated February 19, 2003, and incorporated by reference in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements referred to above are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Information incorporated by reference

The Securities and Exchange Commission, or SEC, allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede the information contained in this prospectus, including the information incorporated by reference in this prospectus. We incorporate by reference the documents listed below, and any future filings we may make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, prior to the termination of this offering, and the over-allotment option expires or is terminated. This prospectus is part of a registration statement we filed with the SEC. The documents we incorporate by reference include:

1.	Our Annual Report on Form 10-K for the fiscal year ended September 30, 2002 filed with the SEC on December 27, 2002.

2.	Our Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2002 filed with the SEC on February 14, 2003.

3.	Our Current Report on Form 8-K filed April 3, 2003.

4.	Our Current Report on Form 8-K filed February 26, 2003.

5.	Our Current Report on Form 8-K filed October 21, 2002.

6.	The description of our common stock contained in our registration statement on Form S-1 (Reg. No. 333-41219) declared effective by the SEC on February 2, 1998.

7.	The description of our common stock contained in our registration statement on Form 8-A filed with the SEC on January 22, 1998.

8.	The description of our stockholder rights plan in our registration statement on Form 8-A filed with the SEC on December 27, 2001.

9.	All documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering.

Each of these filings is available from the SEC. You may request, and we will provide at no cost, a copy of these filings, including any exhibits to the filings, by writing or telephoning us at the following address: Investor Relations, Artisan Components, Inc., 141 Caspian Court, Sunnyvale, California 94089-1013, telephone number (408) 734-5600.

Where you can find more information

We have filed reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains the reports, proxy statements and other information we file with the SEC. The address of the SEC website is http://www.sec.gov.

We have filed with the SEC a registration statement, which contains this prospectus, on Form S-3 under the Securities Act of 1933. The registration statement relates to the common stock offered by us and the selling stockholders. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Please refer to the registration statement and its exhibits and schedules for further information with respect to us and our common stock. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of that contract or document filed as an exhibit to the registration statement. You may read and obtain a copy of the registration statement and its exhibits and schedules from the SEC.

Artisan Components, Inc.

Artisan Components, Inc.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of

Artisan Components, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related statements of operations, of cash flows and of changes in stockholders’ equity present fairly, in all material respects, the financial position of Artisan Components, Inc. and its subsidiaries at September 30, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/    PRICEWATERHOUSECOOPERS LLP

San Jose, California

October 22, 2002,

except for note 17,

as to which the date is

February 19, 2003

Artisan Components, Inc.

CONSOLIDATED BALANCE SHEETS

(in thousands, except per share data)

	As of September 30,
	2001	2002

ASSETS
Current assets:
Cash and cash equivalents	$31,592	$29,159
Marketable securities	10,737	23,085
Accounts receivable, net of allowance for doubtful accounts of $655 and $280 at September 30, 2001 and 2002, respectively	6,292	7,232
Prepaid expenses and other current assets	1,545	2,345

Total current assets	50,166	61,821
Property and equipment, net	4,422	3,499
Goodwill	13,741	13,741
Purchased intangible assets, net	4,238	2,271
Other assets	459	1,116

Total assets	$73,026	$82,448

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$172	$861
Accrued liabilities	5,150	4,081
Deferred revenue, current portion	3,630	5,924

Total current liabilities	8,952	10,866
Deferred revenue	173	812
Other liabilities	516	1,610

Total liabilities	9,641	13,288

Commitments (Note 10)
Stockholders’ equity:
Common stock, $0.001 par value; authorized: 50,000; issued and outstanding: 16,487 and 16,898 shares at September 30, 2001 and 2002, respectively	16	17
Additional paid in capital	73,511	77,170
Accumulated deficit	(10,142)	(8,027)

Total stockholders’ equity	63,385	69,160

Total liabilities and stockholders’ equity	$73,026	$82,448

The accompanying notes are an integral part of these consolidated financial statements.

Artisan Components, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Years ended September 30,
	2000	2001	2002

Revenue:
License	$17,042	$21,136	$27,728
Net royalty	3,250	4,621	9,518

Total revenue	20,292	25,757	37,246
Costs and expenses:
Cost of revenue	5,462	5,971	8,297
Product development	6,837	12,438	11,869
Sales and marketing	6,999	6,510	8,782
General and administrative	2,324	3,371	3,499
Provision for unused lease facility	—	1,341	1,219
In-process research and development	—	2,441	—
Amortization of intangible assets	—	1,476	1,967
Amortization of goodwill and acquired workforce	—	4,580	—

Total costs and expenses	21,622	38,128	35,633

Operating (loss) income	(1,330)	(12,371)	1,613
Interest and other income	2,945	2,567	842

Income (loss) before provision for income taxes	1,615	(9,804)	2,455
Provision for income taxes	533	4,168	340

Net income (loss)	$1,082	$(13,972)	$2,115

Net income (loss) per share:
Basic	$0.08	$(0.88)	$0.13

Diluted	$0.07	$(0.88)	$0.12

Shares used in computing net income (loss) per share:
Basic	14,334	15,965	16,716
Diluted	15,456	15,965	17,991

The accompanying notes are an integral part of these consolidated financial statements.

Artisan Components, Inc.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

Years Ended September 30, 2000, 2001 and 2002

(in thousands)

	Common stock		Additional paid in	Retained earnings / (accumulated
	Shares	Amount	capital	deficit)	Total

Balance at October 1, 1999	13,910	$14	$54,358	$2,748	$57,120
Options exercised	651	1	2,604	—	2,605
Common stock issued pursuant to employee stock purchase plan	169	—	888	—	888
Compensation expense related to options granted	—	—	56	—	56
Tax benefit arising from employee stock options	—	—	1,703	—	1,703
Net income	—	—	—	1,082	1,082

Balance at September 30, 2000	14,730	15	59,609	3,830	63,454
Options exercised	158	1	973	—	974
Common stock issued pursuant to employee stock purchase plan	149	—	977	—	977
Common stock issued in connection with the acquisition of certain assets of the physical library business of Synopsys	1,450	—	11,509	—	11,509
Compensation expense related to options granted	—	—	8	—	8
Tax benefit arising from employee stock options	—	—	435	—	435
Net loss	—	—	—	(13,972)	(13,972)

Balance at September 30, 2001	16,487	16	73,511	(10,142)	63,385
Options exercised	238	1	1,784	—	1,785
Common stock issued pursuant to employee stock purchase plan	173	—	1,320	—	1,320
Tax benefit arising from employee stock options	—	—	555	—	555
Net income	—	—	—	2,115	2,115

Balance at September 30, 2002	16,898	$17	$77,170	$(8,027)	$69,160

The accompanying notes are an integral part of these consolidated financial statements.

Artisan Components, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Years ended September 30,
	2000	2001	2002

Cash flows from operating activities:
Net income (loss)	$1,082	$(13,972)	$2,115
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	2,711	8,552	4,410
(Gain) loss on sale of fixed assets	(89)	18	(42)
Provision for (release of) doubtful accounts	—	370	(342)
Compensation expense related to options granted	56	8	—
Tax benefit arising from employee stock options	1,703	435	555
In-process research and development	—	2,441	—
Changes in assets and liabilities:
Accounts receivable, net	(1)	1,060	(1,453)
Prepaid expenses and other current assets	128	179	(800)
Other assets	122	(257)	198
Deferred taxes	(3,444)	4,053	—
Accounts payable	(506)	(601)	689
Accrued liabilities	884	2,238	(1,069)
Deferred revenue	945	(2,217)	2,933
Other liabilities	—	398	1,094

Net cash provided by operating activities	3,591	2,705	8,288

Cash flows from investing activities:
Purchase of property and equipment	(1,369)	(1,863)	(1,478)
Proceeds from sale of property and equipment	120	50	—
Acquisition of certain assets of the physical library business of Synopsys, net of cash acquired	—	(14,530)	—
Purchase of marketable securities	(43,079)	(40,424)	(39,570)
Proceeds from sale of marketable securities	55,289	50,425	27,222

Net cash provided by (used in) investing activities	10,961	(6,342)	(13,826)

Cash flows from financing activities:
Proceeds from issuance of common stock	3,493	1,951	3,105

Net increase (decrease) in cash and cash equivalents	18,045	(1,686)	(2,433)
Cash and cash equivalents, beginning of year	15,233	33,278	31,592

Cash and cash equivalents, end of year	$33,278	$31,592	$29,159

Supplemental Disclosure of Noncash Activities:
Fixed asset acquisitions in exchange for accounts payable	$18	$34	$—
Issuance of common stock and assumption of obligations in connection with the acquisition of certain assets of the physical library business of Synopsys	$—	$12,859	$—

Cash Paid for:
Income taxes	$566	$393	$908

The accompanying notes are an integral part of these consolidated financial statements.

Artisan Components, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.    Description of Business

Artisan Components, Inc. (“Artisan” or the “Company”) is a leading developer of intellectual property (“IP”) components for the design and manufacture of complex integrated circuits. The Company licenses its IP components to integrated circuit manufacturers and integrated circuit designers for the design of integrated circuits used in complex, high volume applications, such as portable computing devices, cellular phones, consumer multimedia products, automotive electronics, personal computers and workstations.

Note 2.    Summary of Significant Accounting Policies

Basis of consolidation and presentation

The accompanying Consolidated Financial Statements include the accounts of the Company and its wholly owned subsidiaries after elimination of all inter-company transactions. The Company’s fiscal year end is September 30.

Use of estimates

The preparation of financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates, including those related to revenue recognition, allowance for doubtful accounts, goodwill impairment, contingencies, restructuring costs and other special charges and taxes. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from these estimates.

Reclassification

Certain reclassifications have been made to prior year balances in order to conform to the current year presentation.

Cash and cash equivalents

The Company considers all highly liquid investments with original maturities or remaining maturities at the date of acquisition of three months or less to be cash equivalents. Cash and cash equivalents are maintained with four major financial institutions. Deposits held with banks may exceed the amount of insurance provided on such deposits. Generally, these deposits may be redeemed upon demand.

Fair value of financial instruments

The carrying amounts of certain of the Company’s financial instruments including cash and cash equivalents, contract receivables, accounts payable and accrued liabilities approximate fair value due to their short-term maturities.

Marketable securities

The Company’s investments are primarily comprised of US government notes and bonds; corporate notes and bonds; and commercial paper. Investments with original maturities of greater than three months and less than one year are considered to be short-term. Investments are in custody with major financial institutions. Realized gains and losses are recorded using the specific identification method. At September 30, 2001 and 2002, all of the Company’s investments were classified as available-for-sale and were recorded on the consolidated balance sheets at fair value. Unrealized gains and losses on these investments are included as a separate component of accumulated other comprehensive income (loss), net

Artisan Components, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

of any related tax effect. As of September 30, 2001 and 2002, unrealized gains or losses were immaterial. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity, both of which are included in interest income. The Company recognizes an impairment charge when the decline in fair value of its investments below the cost basis is judged to be other-than-temporary.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets, generally three to five years. Depreciation and amortization of leasehold improvements are computed using the shorter of the estimated useful lives or the terms of their respective leases.

Impairment of long-lived assets

Long-lived assets and certain identifiable intangible assets to be held and used are reviewed for impairment whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable in accordance with Statement of Financial Accounting Standards. No. 121 (“SFAS 121”), “Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of.” Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of an impairment loss for long-lived assets and certain identifiable intangible assets that management expects to hold and use is based on the fair value of the asset. Long-lived assets and certain identifiable intangible assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell.

Goodwill and intangible assets

During the first quarter of fiscal 2002, the Company adopted the provisions of Statement of Financial Accounting Standards No. 141 (“SFAS 141”), “Business Combinations,” and Statement of Financial Accounting Standards No. 142 (“SFAS 142”), “Goodwill and Other Intangible Assets.”

SFAS 141 establishes the purchase method as the only acceptable methodology for accounting for a business combination. In addition, SFAS 141 provides guidance for allocating the cost of an acquired entity, including the recognition and identification of goodwill and other intangible assets. Under SFAS 141, an acquired workforce does not meet the criteria for recognition as an intangible asset that is separable from goodwill. As such, at October 1, 2001, the Company reclassified to goodwill the carrying value of its previously identified acquired workforce that was recognized in the Company’s acquisition of the physical library business of Synopsys (See Note 3). As a result of this reclassification, the gross carrying value of goodwill increased by $1.4 million to $18.3 million.

SFAS 142 requires goodwill to be tested on an annual basis and between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Under this standard, goodwill is no longer amortized and, as such, the Company stopped amortizing its goodwill as of October 1, 2001. Furthermore, SFAS 142 requires purchased intangible assets other than goodwill to be amortized over their expected useful lives unless these lives are determined to be indefinite (See Note 3). Purchased intangible assets are carried at cost less accumulated amortization. Amortization is computed over the estimated useful lives of the respective assets, generally two to three years.

For the purposes of the impairment tests, the Company considers itself a single reporting unit, as defined by SFAS 142. To conduct these tests, the fair value of the reporting unit is compared to its carrying

Artisan Components, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

value. To the extent that the reporting unit’s carrying value exceeds its fair value, the Company must then compare the implied fair value of the reporting units’ goodwill to its carrying value to determine if an impairment has occurred. This exercise entails the allocation of the reporting units’ total fair value to its assets and liabilities in a manner similar to that of the purchase price allocation methodology prescribed under SFAS 141. Any resulting impairment would be expensed immediately.

The Company conducted the required initial impairment test in October 2001 and the annual impairment test in September 2002, and concluded that no impairment had occurred.

The following table presents the impact of SFAS 142 on net income (loss) and net income (loss) per share had the accounting standard been in effect for fiscal 2000 and 2001 (in thousands, except per share data):

	Years ended September 30,
	2000	2001	2002

Net income (loss), as reported	$1,082	$(13,972)	$2,115
Add back: goodwill amortization expense, net of tax		4,238
Add back: acquired workforce amortization expense, net of tax		342

Net income (loss), as adjusted	$1,082	$(9,392)	$2,115

Net income (loss) per common share—Basic:
As reported	$0.08	$(0.88)	$0.13
As adjusted	$0.08	$(0.59)	$0.13
Net income (loss) per common share—Diluted:
As reported	$0.07	$(0.88)	$0.12
As adjusted	$0.07	$(0.59)	$0.12

All of the Company’s acquired intangible assets, except for goodwill, are subject to amortization over their estimated useful lives. Purchased intangible assets include existing technologies and non-compete agreements. No significant residual value is estimated for the intangible assets. Intangible asset amortization was $1.5 million in fiscal 2001 and $2.0 million in fiscal 2002.

The components of goodwill assets are as follows (in thousands):

	As of September 30,
	2001	2002

Goodwill assets	$16,953	$18,321
Acquired workforce	1,368	—

	18,321	18,321
Accumulated amortization	(4,580)	(4,580)

Goodwill, net	$13,741	$13,741

Artisan Components, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The components of intangible assets are as follows (in thousands):

	As of September 30,
	2001	2002

Acquired technology	$5,338	$5,338
Non-compete agreement	376	376

Intangible assets	5,714	5,714
Accumulated amortization	(1,476)	(3,443)

Purchased Intangible assets, net	$4,238	$2,271

As of September 30, 2002, the Company believes there are no impairment losses of its intangible assets, goodwill and other long-lived assets. However, no assurances can be given that future evaluations of intangible assets, goodwill and other long-lived assets will not result in changes as a result of future impairment.

Expected future estimated annual amortization expense as of September 30, 2002 of intangible assets is as follows (in thousands):

Fiscal 2003	$1,826
Fiscal 2004	445

$2,271

Comprehensive income

Comprehensive income generally represents all changes in stockholders’ equity except those resulting from investments of contributions by stockholders. The unrealized gains and losses on marketable securities and foreign currency translation adjustments are comprehensive income items applicable to the Company. The effect of such items was immaterial to all periods presented.

Revenue recognition

Revenue consists of license revenue and net royalty revenue. License revenue is comprised of license fees, maintenance fees and support fees. License fees are the fees earned from license agreements with manufacturers to provide the Company’s IP components. The Company’s IP components can be purchased with or without customization. IP components consist of data and/or software and related documentation that enable a customer to design and manufacture complex ICs. The purpose of the license is to permit the customer to use the Company’s IP in connection with the design and manufacture of the customers’ products.

For all licenses, the Company uses a binding purchase order and a signed license agreement as evidence of an arrangement. The Company assesses cash collectibility based on a number of factors, including past collection history with the customer and the credit worthiness of the customer. In cases where a customer’s credit worthiness is uncertain, the Company requires a letter of credit as assurance of payment.

For licensed products which do not require significant customization of the Company’s IP component, license revenue is generally recognized when persuasive evidence of an arrangement exists, the software has been shipped or electronically delivered, the license fee is fixed or determinable, and collection of the resulting receivable is probable.

Artisan Components, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For licensed products requiring significant customization of the Company’s IP component, license revenue is generally recognized using the percentage-of-completion method of accounting over the period that services are performed. For all license and service agreements accounted for under the percentage-of-completion method, the Company determines progress to completion based on actual direct labor hours incurred as a percentage of the estimated total direct labor hours required to complete the project. The Company periodically evaluates the actual status of each project to ensure that the estimates to complete each contract remains accurate. A provision for estimated losses on contracts is made in the period in which the loss becomes probable and can be reasonably estimated. To date, such losses have not been significant. Costs incurred in advance of billings are recorded as costs in excess of related billings on uncompleted contracts. If the amounts of revenue recognized exceed the amounts received from customers, the excess amount is recorded as unbilled contract receivables. If the amounts billed exceed the amounts of revenue recognized, the excess amount is recorded as deferred revenue.

For arrangements with multiple elements, the Company allocates revenue to each element of a transaction based upon its fair value as determined in reliance on vendor specific objective evidence. Vendor specific objective evidence of fair value for all elements of an arrangement is based upon the normal pricing and discounting practices for those licensed products and services when sold separately and, for maintenance, is additionally measured by the renewal rate. If the Company cannot objectively determine the fair value of any undelivered element included in license arrangements, the Company defers revenue until all elements are delivered, services have been performed, or until fair value can objectively be determined. When the fair value of a license element has not been established, the Company uses the residual method to record license revenue if the fair value of all undelivered elements is determinable. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered elements and is recognized as revenue.

Maintenance fees are derived from maintenance contracts, which are part of the licensing arrangement. Maintenance contracts include telephone and email support and the right to receive unspecified upgrades on a when-and-if available basis. First year maintenance is typically sold with the related licensed product and may be renewed on an annual basis thereafter. Maintenance fees are deferred based on vendor-specific objective evidence of fair value and recognized ratably over the term of the maintenance period. Vendor-specific objective evidence of maintenance is generally determined based on renewal rates stated in individual contracts.

Support fees are derived from arrangements with customers of our licensed foundries to support the use of our IP components in their designs. Support fees include telephone and email support and the right to receive unspecified upgrades on a when-and-if available basis. Support fees are recognized ratably over the support period. Support is generally for a period of 12 months and may be renewed on an annual basis.

Royalty revenue is calculated based on the selling prices of integrated circuits or wafers that contain the Company’s IP components. License agreements dictate royalty reporting by each customer on either a per-integrated circuit or per-wafer basis. Royalties are generally determined and recognized one quarter in arrears, when a production volume report is received from the customer. In accordance with contract terms, a portion of each royalty is credited to the customer’s account for use as payment of license fees for future orders placed with the Company, if any. The remaining portion of the gross royalty is reported as net royalty revenue. The amount of credits that can be earned by an integrated circuit manufacturer is generally limited to the cumulative amount of orders placed by that customer for a given process

Artisan Components, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

technology. Customers have a limited time to use the credits before they expire, generally 18 months from the time royalties are earned. As a result, the Company defers royalties associated with these credits until the customer purchases additional licenses or these credits expire, whichever is earlier. If customers do not use the credits within this 18 month period, the Company records the amount of expired credits as net royalty revenue as the Company no longer has an obligation to provide any future products for such expired credits. When customers use credits, the Company recognizes the credits as license revenue when its revenue recognition criteria have been met.

Cost of revenue is primarily comprised of salaries and benefits of direct employees assigned to revenue bearing projects and depreciation and amortization of equipment and software used in the development of the Company’s products. Cost of revenue are allocated based on the amount of time devoted to each contract by the employees and includes an accrual for warranty and product support costs.

Product development

The Company expenses the cost of product development as incurred. Product development expenses principally consist of payroll and related costs and depreciation and amortization of equipment and software used in product development projects.

Software development costs

In accordance with Statement of Financial Accounting Standards No. 86, “Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed,” costs incurred in the research and development of new software products and enhancements to existing software products are expensed as incurred until technological feasibility has been established. The Company believes its current process for developing software is essentially completed concurrently with the establishment of technological feasibility which is evidenced by a working model; accordingly, software costs incurred after the establishment of technological feasibility have not been significant and, therefore, no costs have been capitalized to date. The Company has also not incurred any software development costs for internal use required to be capitalized pursuant to Statement of Position No. 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.”

Advertising costs

Expenses related to advertising and promotional activities are charged to sales and marketing expense as incurred. Advertising expense was $93,000 in fiscal 2000, $177,000 in fiscal 2001 and $28,000 in fiscal 2002.

Foreign currency translation

Assets and liabilities of non-US subsidiaries that operate in a local currency environment are translated to US dollars at exchange rates in effect at the balance sheet date with resulting translation adjustments directly recorded as a separate component of accumulated other comprehensive income (loss), if material. Income and expense accounts are translated at average exchange rates during the year. Where the US dollar is the functional currency, translation adjustments are recorded in other income (loss). Translation adjustment gains and losses have not been material to date.

Income taxes

Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. A valuation allowance is established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Artisan Components, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Stock-based compensation

The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25 (“APB 25”), “Accounting for Stock Issued to Employees,” and Financial Accounting Standards Board Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation an interpretation of APB Opinion No. 25,” and complies with the disclosure provisions of Statement of Financial Accounting Standards No. 123 (“SFAS 123”), “Accounting for Stock-Based Compensation.” Under APB 25, compensation expense is based on the difference, if any, on the date of the grant, between the fair value of the Company’s stock and the exercise price of the option.

The Company accounts for stock issued to non-employees in accordance with the provisions of SFAS 123 and Emerging Issues Task Force No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.” The Company uses the Black-Scholes option pricing model to value options granted to non-employees.

Net income (loss) per share

Basic and diluted net income (loss) per share are computed in accordance with SFAS No. 128, “Earnings per share.” Basic net income (loss) per share is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted net income per share is computed using the treasury stock method giving effect to all potentially dilutive common shares that were outstanding during the period. Potentially dilutive common shares consist of the exercise of stock options for all periods. Such potentially dilutive common shares are not included during periods in which the Company experienced a net loss, as the impact would be anti-dilutive.

Recent accounting pronouncements

In October 2001, the FASB issued Statement of Financial Accounting Standards No. 144 (“SFAS 144”), “Accounting for the Impairment or Disposal of Long-Lived Assets.” The objectives of SFAS 144 are to address significant issues relating to the implementation of SFAS 121 and to develop a single accounting model, based on the framework established in SFAS 121, for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired. SFAS 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and, generally, its provisions are to be applied prospectively. The Company does not believe the adoption of SFAS 144 will have a material impact on its financial position and results of operations.

In July 2002, the FASB issued Statement of Financial Accounting Standards No. 146 (“SFAS 146”), “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and replaces EITF Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS 146 requires that a liability for costs associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The Company does not believe the adoption of SFAS 146 will have a material impact on its financial position and results of operations.

Note 3.    Acquisition

On January 4, 2001, the Company completed its acquisition of certain assets of Synopsys’ physical library business (“Physical Library Business”) for $27.4 million including $14.5 million in cash,

Artisan Components, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

1.5 million shares of the Company’s common stock valued at $11.5 million and the assumption of $1.4 million of liabilities.

The acquisition was accounted for using the purchase method of accounting, and the results of the Physical Library Business have been included in the Company’s Consolidated Financial Statements since the date of acquisition. Accordingly, the purchase price has been allocated to the assets acquired and liabilities assumed based on their estimated fair values on the date of the acquisition, based on management’s estimates which considered a number of factors, including valuations. The excess of the purchase price over the amounts allocated to the assets acquired and liabilities assumed was recorded as goodwill.

Portions of the purchase price were allocated to certain intangible assets such as existing technology, acquired workforce and in-process research and development. The amount of the purchase price allocated to in-process research and development was determined by estimating the stage of completion of each in-process research project at the date of acquisition and the estimated net present value of cash flows based on incremental future cash flows from revenue expected to be generated by the technologies in the process of development, taking into account the characteristics and applications of the technologies, the size and growth rate of existing and future markets and an evaluation of past and anticipated technology and product life cycles. Estimated net future cash flows included allocations of operating expenses and income taxes, but excluded the expected completion costs of the in-process research projects. The discount rate applied to the net cash flows was 30%, which reflected the level of risk associated with the particular technologies and the current return on investment requirements of the market. At the date of acquisition, technological feasibility of these in-process research projects had not been reached and the technology had no alternative future uses without further development. Accordingly, the Company expensed the portion of the purchase price allocated to in-process research and development of $2.4 million at the date of acquisition.

The stages of completion were determined by estimating the costs and time incurred to date relative to the costs and time incurred to develop the in-process technology into a commercially viable technology or product, while considering the relative difficulty of completing the various tasks and overcoming the obstacles necessary to attain technological feasibility. The weighted average stage of completion for all projects, in the aggregate, was approximately 75% as of the acquisition date. Upon completion, cash flows from sales of products incorporating those technologies were estimated to commence in fiscal 2001.

The purchase price was allocated as follows (in thousands, except number of years):

	Amount	Estimated useful life (in years)

Tangible assets acquired	$914	1–3
Identifiable intangibles acquired:
In-process research and development	2,441	N/A
Existing technology	5,338	3
Noncompete agreements	376	2
Acquired workforce	1,368	N/A
Goodwill	16,953	N/A

Net assets acquired	$27,390

Artisan Components, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 4.    Business Risks And Credit Concentration

The Company operates in an intensely competitive industry that has been characterized by rapid technological change, short product life cycles, cyclical market patterns and heightened foreign and domestic competition. Significant technological changes in the industry could affect operating results adversely.

The Company markets and sells its technology to a narrow base of customers and generally does not require collateral. At September 30, 2001, two customers accounted for 56% and 12% of gross accounts receivable. At September 30, 2002, three customers accounted for 27%, 26% and 14% of gross accounts receivable. Gross accounts receivable include unbilled receivables.

As of September 30, 2002, the Company’s cash and cash equivalents were deposited with four major financial institutions in the form of demand deposits, money market accounts, corporate and government bonds, certificates of deposit and commercial paper. Financial instruments that potentially subject the Company to concentrations of credit risk comprise principally cash and cash equivalents, marketable securities and accounts receivable. The Company invests its excess cash primarily in high-quality government and corporate debt instruments that mature within one year.

Note 5.    Marketable Securities

Marketable securities, classified as available-for-sale securities, included the following (in thousands):

	As of September 30,
	2001	2002

Corporate and government bonds and notes	$6,018	$13,019
Commercial paper	4,719	10,066

Marketable securities	$10,737	$23,085

All short-term investments have maturities of less than one year from the respective balance sheet dates. The cost of marketable securities approximates fair value of the securities and there are no material unrealized holding gains or losses.

Note 6.    Accounts Receivable

Accounts receivable were comprised of the following (in thousands):

	As of September 30,
	2001	2002

Accounts receivable	$6,331	$3,043
Costs in excess of related billings on uncompleted contracts	616	5,324

Gross accounts receivable	6,947	8,367
Allowance for doubtful accounts	(655)	(280)
Long-term portion of accounts receivable	—	(855)

Accounts receivable, net	$6,292	$7,232

Artisan Components, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 7.    Property And Equipment

Property and equipment were comprised of the following (in thousands):

	As of September 30,
	2001	2002

Computer equipment and software	$9,845	$10,786
Office furniture	1,556	1,522
Leasehold improvements	2,763	2,894

Property and equipment	14,164	15,202
Accumulated depreciation and amortization	(9,742)	(11,703)

Property and equipment, net	$4,422	$3,499

Note 8.    Accrued Liabilities

Accrued liabilities were comprised of the following (in thousands):

	As of September 30,
	2001	2002

Accrued expenses	$2,424	$1,846
Accrued compensation	1,540	1,882
Provision for unused leased facility	560	222
Accrued warranty	127	131
Deferred taxes	499	—

Accrued liabilities	$5,150	$4,081

Note 9.    Other Liabilities

Other liabilities were comprised of the following (in thousands):

	As of September 30,
	2001	2002

Deferred rent	$169	$770
Provision for unused leased facility (Note 12)	347	840

Other liabilities	$516	$1,610

Note 10.    Commitments

The following table represents the future minimum annual lease payments of the Company as of September 30, 2002 (in thousands):

Fiscal 2003	$2,283
Fiscal 2004	2,426
Fiscal 2005	1,930
Fiscal 2006	2,007
Fiscal 2007 and thereafter	4,085

Total minimum annual lease payments	$12,731

Artisan Components, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The Company rents its office facility in Sunnyvale, California under a non-cancelable operating lease that expires in 2008. Under the terms of the lease, the Company is responsible for a proportionate amount of taxes, insurance and common area maintenance costs.

The Company continues to lease its previous facility in Sunnyvale under a non-cancelable lease that expires in 2004. The Company is actively seeking a sub-tenant for this building. As a result of this continuing obligation, the Company accrued a loss of $1.3 million for the unused leased facility in fiscal 2001, consisting of $230,000 in non-cash charges for the write-off of leasehold improvements and $1.1 million for the anticipated loss on subleasing the facility, including the estimated commission expense relating to the sublease. During fiscal 2002, the Company was unable to sublease this building and as a result, recorded an additional $1.2 million loss to provide for the loss through the expiration of the lease. The loss accrued for this unused facility aggregated $907,000 and $1.1 million at September 30, 2001 and 2002, respectively. Leased facility costs paid and utilized against the provision amounted to $434,000 in fiscal 2001 and $1.1 million in fiscal 2002.

The Company also leases facilities for its sales and support office in Paris, France and Tokyo, Japan, which expire in 2005 and 2004, respectively.

The Company recognizes rent expense on a straight-line basis over the lease period and has accrued for rent expense incurred but not paid. Net rent expense was $625,000 in fiscal 2000, $783,000 in fiscal 2001 and $2.2 million in fiscal 2002.

Note 11.    Stockholders’ Equity

Authorized preferred stock

The Company is authorized to issue 5,000,000 shares of undesignated preferred stock, $0.001 par value per share, of which no shares were issued and outstanding as of September 30, 2001 and 2002. Preferred stock may be issued from time to time in one or more series. The Board of Directors is authorized to determine the rights, preferences, privileges and restrictions granted to and imposed upon any wholly unissued series of preferred stock and to fix the number of shares of any series of preferred stock and the designation of any such series without any vote or action by the Company’s stockholders.

Stock option plans

The Company had reserved 5,723,350 shares of its Common Stock under its 1993 Stock Option Plan, as amended (the “1993 Plan”) for issuance upon the exercise of incentive and nonstatutory stock options to employees, directors and consultants as of September 30, 2002. The 1993 Plan expires in October 2003. The 1993 Plan provides for an automatic annual increase in the number of shares reserved for issuance thereunder commencing on October 1, 2000 in an amount equal to the lesser of (i) 1,000,000 shares, (ii) 5% of the outstanding shares on such date or (iii) such amount as determined by the Board of Directors. Pursuant to such mechanism, on October 1, 2000, the number of shares reserved for issuance under the 1993 Plan was increased by 736,489 shares to a total of 5,723,350. On October 1, 2001, the number of shares reserved for issuance under the 1993 Plan was increased by 824,374 shares to a total of 6,547,724. On October 1, 2002, the number of shares reserved for issuance under the 1993 plan was increased by 845,790 shares to a total of 7,393,514. Incentive stock options may be granted with exercise prices of no less than fair market value, and non-statutory stock options may be granted with exercise prices of no less than 85% of the fair market value of the common stock on the grant date, as determined by the Board of Directors. Options become exercisable as determined by the Board of Directors but generally at a rate of 25% after the first year and 6.25% each quarter thereafter. Options

Artisan Components, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

expire as determined by the Board of Directors but not more than ten years after the date of grant. At September 30, 2002, options to purchase a total of 4,055,715 shares of Common Stock were outstanding under the 1993 Plan.

In November 1997, the Company adopted the 1997 Director Option Plan (the “Director Plan”). The Director Plan provides for the granting of options of up to 200,000 shares of Common Stock of the Company. The option grants under the Director Plan are automatic and nondiscretionary, and the exercise price of the options is 100% of the fair market value of the Company’s Common Stock on the date of grant. The Director Plan provides for an initial grant of options to purchase 25,000 shares of Common Stock to each new non-employee director. In addition, each non-employee director will automatically be granted an option to purchase 5,000 shares of Common Stock annually. Options granted under the Director Plan become exercisable over a four year period with the 25,000 share grants vesting as to one-fourth of the shares on the first anniversary of the date of grant and then monthly thereafter and the 5,000 share grants vesting monthly. At September 30, 2002, options to purchase a total of 110,000 shares of Common Stock were outstanding under the Director Plan. The Director Plan expires in February 2008.

In December 2000, the Company adopted the 2000 Supplemental Stock Option Plan (the “2000 Plan”) for issuance upon the exercise of nonstatutory stock options to employees and consultants, other than officers of the Company and members of the Board of Directors of the Company. The 2000 Plan provides for granting of options of up to 1,000,000 shares of Common Stock of the Company. On October 1, 2002, the number of shares reserved for issuance under the 2000 Plan was increased by 207,672 to a total of 1,207,672. The 2000 Plan expires in 2010. The 2000 Plan does not provide for automatic increases in the shares reserved for issuance thereunder. At September 30, 2002, options to purchase a total of 949,782 shares of Common Stock were outstanding under the 2000 Plan.

Artisan Components, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Activity under the 1993 Plan, the Director Plan and the 2000 Plan was as follows (in thousands except per share data):

	Options available for grant	Number of shares outstanding	Outstanding price per option	Total	Weighted average exercise price per option

Balance at October 1, 1999	741	2,384		$14,045	$5.89
Additional shares reserved for issuance	695
Granted	(1,567)	1,567	$8.31–$24.13	17,370	$11.08
Exercised	—	(651)	$0.01–$17.13	(2,605)	$4.00
Canceled	481	(481)	$0.15–$24.13	(4,095)	$8.52

Balance at September 30, 2000	350	2,819		$24,715	$8.77

Additional shares reserved for issuance	1,736
Granted	(2,345)	2,345	$6.86–$11.86	19,753	$8.42
Exercised	—	(158)	$0.01–$ 9.56	(974)	$6.16
Canceled	542	(542)	$0.25–$19.86	(5,216)	$9.63

Balance at September 30, 2001	283	4,464		$38,278	$8.57

Additional shares reserved for issuance	824
Granted	(1,352)	1,352	$8.15–$16.60	13,085	$9.68
Exercised	—	(238)	$0.01–$14.94	(1,785)	$7.50
Canceled	462	(462)	$5.00–$19.88	(4,532)	$9.80

Balance at September 30, 2002	217	5,116		$45,046	$8.81

The options outstanding and currently exercisable by exercise price at September 30, 2002 were as follows:

	Options outstanding			Options exercisable
Exercise price	Number outstanding	Weighted average remaining life	Weighted average exercise price	Number exercisable	Weighted average exercise price

	(in thousands)			(in thousands)
$ 0.01–$ 7.25	1,187	6.72	$5.91	828	$5.41
$ 7.44–$ 8.31	1,159	7.46	$8.16	468	$8.03
$ 8.44–$ 9.17	1,074	9.13	$8.64	50	$8.79
$ 9.25–$12.75	1,056	8.02	$9.72	481	$9.67
$13.34–$19.88	640	7.92	$14.11	355	$13.93

	5,116	7.81	$8.81	2,182	$8.37

At September 30, 2000, 2001 and 2002, options to purchase 743,856, 1,299,727 and 2,181,952 shares of Common Stock, respectively, were exercisable pursuant to the 1993 Plan, the Director Plan and the 2000 Plan, respectively with a weighted average cost of $5.82, $7.84 and $8.37 respectively.

Artisan Components, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The fair value of option grants related to the above plans is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions for fiscal 2000, 2001 and 2002:

	2000	2001	2002

Risk-free interest rate	5.86%	3.66%	4.17%
Expected average life	5 years	5 years	6 years
Expected dividends	—	—	—
Expected volatility	93%	103%	97%

The weighted average fair value of options granted was $10.28 in fiscal 2000, $7.33 in fiscal 2001 and $8.82 in fiscal 2002.

In connection with the grant of options for the purchase of 96,200 shares of Common Stock to employees during the period from December 1996 through March 1997 and 15,000 shares of Common Stock to non-employees in January 1998, the Company recorded aggregate deferred compensation of approximately $281,000, representing the difference between the deemed fair value of the Common Stock and the option exercise price at the date of grant. Such deferred compensation was amortized over the vesting period relating to the options, of which approximately $56,000 was amortized in fiscal 2000 and $8,000 was amortized in fiscal 2001. As of September 30, 2001, the balance was fully amortized to Product Development and Sales and Marketing.

Employee stock purchase plan

In November 1997, the Company adopted the 1997 Employee Stock Purchase Plan (the “Purchase Plan”) and reserved 600,000 shares of common stock for issuance under the Purchase Plan. The Purchase Plan provides for an automatic annual increase in the number of shares reserved for issuance under the Purchase Plan. On each anniversary date of the adoption of the Purchase Plan an amount equal to the lesser of (i) 200,000 shares, (ii) 1% of the outstanding shares on such date or (iii) a lesser amount as determined by the Board of Directors will be added to the shares available under the Purchase Plan. In November 2000, 147,714 incremental shares were reserved for issuance under the Purchase Plan. In November 2001, 165,325 incremental shares were reserved for issuance under the Purchase Plan. In November 2002, 168,980 incremental shares were reserved for issuance under the Purchase Plan. The Purchase Plan authorizes the granting of stock purchase rights to eligible employees during two-year offering periods with exercise dates approximately every six months. Shares are purchased through employee payroll deductions at purchase prices equal to 85% of the lesser of the fair market value of the Company’s Common Stock at either the first day of each offering period or the date of purchase. As of September 30, 2002, 706,500 shares had been issued under the Purchase Plan at an average price of $6.12 per share.

The estimated fair value of purchase rights under the Company’s Purchase Plan is determined using the Black-Scholes pricing model with the following assumptions for fiscal 2000, 2001 and 2002:

	2000	2001	2002

Risk-free interest rate	5.36%	4.47%	2.17%
Expected average life	1.35 years	1.07 years	0.57 years
Expected dividends	—	—	—
Expected volatility	98%	100%	100%

The weighted average per share fair value of purchase rights under the Purchase Plan was $3.59 during fiscal 2000, $4.26 during fiscal 2001 and $4.39 during fiscal 2002.

Artisan Components, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Stock compensation

The Company has adopted the disclosure-only provisions of SFAS 123. Accordingly, no compensation cost has been recognized for options granted under the 1993 Plan, the Director Plan, the 2000 Plan or the Purchase Plan. Had compensation expense been determined at the fair value on the grant dates for awards under the plans consistent with the method of SFAS 123, the Company’s net income/(loss) in fiscal 2000, 2001 and 2002 would have been changed to the pro forma amounts indicated below (in thousands, except per share data):

	Years ended September 30,
	2000	2001	2002

Net income/(loss)
As reported	$1,082	$(13,972)	$2,115
Stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(3,838)	(7,332)	(9,291)

Pro forma	$(2,756)	$(21,304)	$(7,176)

Net income/(loss) per share
As reported
Basic income/(loss) per share	$0.08	$(0.88)	$0.13
Diluted income/(loss) per share	$0.07	$(0.88)	$0.12
Pro forma
Basic income/(loss) per share	$(0.19)	$(1.33)	$(0.43)
Diluted income/(loss) per share	$(0.19)	$(1.33)	$(0.43)

The effects of SFAS No. 123 on pro forma disclosures of net income/(loss) and net income/(loss) per share for fiscal 2000, 2001 and 2002 are not likely to be representative of the pro forma effects on net income and earnings per share in future years.

Note 12.    Interest and Other Income

Interest and other income was comprised of the following (in thousands):

	Years ended September 30,
	2000	2001	2002

Interest income	$2,996	$2,343	$910
Other (expense) income	(51)	224	(68)

Total interest and other income	$2,945	$2,567	$842

Artisan Components, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 13.    Income Taxes

The provision for income taxes was comprised of the following (in thousands):

	Years ended September 30,
	2000	2001	2002

Federal:
Current	$148	$—	$98
Deferred	(175)	3,483	—

State:	(27)	3,483	98
Current	—	—	—
Deferred	—	292	—

Foreign:	—	292	—
Current	560	393	242

Total	$533	$4,168	$340

The Company’s effective tax rate on pretax income/(loss) differed from the US federal statutory regular tax rate as follows:

	Years ended September 30,
	2000	2001	2002

Provision/(benefit) at US federal statutory rate	34.0%	(34.0)%	34.0%
State tax, net of federal benefit	5.8	(5.8)	5.8
Research and development credits	(11.0)	(3.5)	(28.5)
Change in valuation allowance	—	86.0	1.3
Other	4.2	(0.2)	0.4

Effective tax rate	33.0%	(42.5)%	13.0%

Artisan Components, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Temporary differences and carryforwards that gave rise to significant portions of deferred tax assets and liabilities were as follows (in thousands):

	As of September 30,
	2001	2002

Deferred Tax Assets:
Current:
Net operating losses	$416	$128
Deferred revenue	1,281	667
Accruals and reserves	898	1,024
Other credits	59	59

	2,654	1,878

Non current:
Research and development credits	1,081	1,664
Accruals and reserves	67	—
Foreign tax credits	1,099	1,342
Depreciation and amortization	3,455	3,872

	5,702	6,878

Deferred Tax Liabilities:
Current:
Accrual to cash conversion	(499)	—

Less: Valuation allowance	(8,356)	(8,756)

Net deferred tax liability	$(499)	$—

As of September 30, 2002, the Company had federal and state net operating loss carryforwards of approximately $376,000 and $0, respectively, available to offset future taxable income. The Company had federal and state credits of $2.6 million and $663,000, respectively. The net operating loss and credit carryforwards expire between 2003 and 2022 if not utilized. Under current tax rules, the amounts of benefits from net operating loss carryforwards may be impaired or limited in certain circumstances. Events which cause limitations in the amount of net operating loss that the Company may utilize in any year include, but are not limited to, a cumulative ownership change of more than 50%, as defined, over a three-year period.

The Company established a full valuation allowance against its deferred tax assets due to the uncertainty surrounding the realization of the benefit of such assets. Management periodically evaluates the recoverability of the deferred tax assets and will recognize the tax benefit only as reassessment demonstrates they are realizable. At such time, if it is determined that it is more likely than not that the deferred tax assets are realizable, the valuation allowance will be reduced.

Artisan Components, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 14.    Net Income (Loss) Per Share

In accordance with the disclosure requirements of SFAS 128, a reconciliation of the numerator and denominator of basic and diluted net income (loss) per share is provided as follows (in thousands, except per share amounts).

	Years ended September 30,
	2000	2001	2002

Net income (loss)	$1,082	$(13,972)	$2,115

Weighted-average shares—Basic	14,334	15,965	16,716
Effect of dilutive potential common shares	1,122	—	1,275

Weighted-average shares—Diluted	15,456	15,965	17,991

Net income (loss) per share—Basic	$0.08	$(0.88)	$0.13

Net income (loss) per share—Diluted	$0.07	$(0.88)	$0.12

Employee stock options to purchase approximately 118,958 shares in fiscal 2000, 4,463,762 shares in fiscal 2001 and 3,840,315 shares in fiscal 2002 were outstanding, but were not included in the computation of diluted earnings per share because their effect would have been antidilutive.

Note 15.    Segment Reporting

The Company has adopted SFAS No. 131, “Disclosure about Segments of an Enterprise and Related Information.” Although the Company offers various IP components and services to its customers, the Company does not manage its operations by these IP components and services, but instead views the Company as one operating segment when making business decisions. The Company does not manage its operations on a geographical basis. Revenue attributed to the United States and to all foreign countries is based on the geographical location of the customer. The Company uses one measurement of profitability for its business.

The distribution of revenue by geographic area are summarized as follows (in thousands):

	Years ended September 30,
	2000	2001	2002

Revenue from Unaffiliated Customers:
Asia—Taiwan	$8,656	$8,644	$16,546
Asia—Japan	4,601	6,396	1,882
Asia—Other	1,971	1,779	7,087

Asia Total	15,228	16,819	25,515
United States and Canada	2,785	7,816	9,271
Europe	2,279	1,122	2,460

	$20,292	$25,757	$37,246

Artisan Components, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The distribution of long-term assets by geographic region are summarized as follows (in thousands):

	As of September 30,
	2001	2002

Long-Term Assets, Net:
United States	$22,849	$20,609
Other	11	18

	$22,860	$20,627

Revenue from individual customers equal to 10% or more of our total revenue was as follows:

	Years ended September 30,
	2000	2001	2002

A	35%	26%	39%
B	12	—	—
C	10	—	—
D	—	12	—

Note 16.    Benefit Plan

The Company sponsors a 401(k) profit sharing plan (the “401(k) Plan”) for substantially all employees. The 401(k) Plan provides for profit sharing contributions to be made at the discretion of the Company’s Board of Directors. The Company did not elect to make a profit sharing contribution for fiscal 2000, 2001 or 2002.

The 401(k) Plan also provides for elective employee salary reduction contributions and Company matching of employees’ contributions. Employees may contribute up to 20% of elective compensation. The Company’s matching contribution is at the discretion of the Company’s Board of Directors. The Company’s matching contributions were $165,000 in fiscal 2000, $169,000 in fiscal 2001 and $267,000 in fiscal 2002.

Note 17.    Subsequent Events

In October 2002, the Board of Directors authorized a stock repurchase program to acquire outstanding common stock of the Company in the open market or negotiated transactions. Under the program, up to $5 million of the Company’s common stock could be reacquired through October 24, 2003.

On February 19, 2003, the Company acquired NurLogic Design Inc., a privately held technology firm headquartered in San Diego, California. NurLogic supplies high-performance analog mixed-signal and communications components to the integrated circuit industry. The Company acquired NurLogic for consideration consisting of approximately $5.0 million in cash, 745,000 shares of common stock and assumed options to acquire 819,000 shares of common stock. The Company will account for this acquisition under the purchase method of accounting.

In February 2003, the Company’s Board of Directors authorized management of the Company to file a Registration Statement with the Securities and Exchange Commission relating to a public offering of the Company’s common stock, including the sale of shares by certain selling stockholders.

Artisan Components, Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except per share data)

	As of
	Sept. 30, 2002	Dec. 31, 2002

ASSETS
Current assets:
Cash and cash equivalents	$29,159	$25,981
Marketable securities	23,085	28,765
Accounts receivable, net	7,232	12,055
Prepaid expenses and other current assets	2,345	2,275

Total current assets	61,821	69,076
Property and equipment, net	3,499	4,142
Goodwill	13,741	13,741
Purchased intangible assets, net	2,271	1,779
Other assets	1,116	1,977

Total assets	$82,448	$90,715

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$861	$952
Accrued liabilities	4,081	5,309
Deferred revenue, current portion	5,924	8,048

Total current liabilities	10,866	14,309
Deferred revenue	812	810
Other liabilities	1,610	872

Total liabilities	13,288	15,991

Stockholders’ equity:
Common Stock, $0.001 par value:
Authorized: 50,000;
Issued and outstanding: 16,898 and 17,313 shares at September 30, 2002 and December 31, 2002, respectively	17	17
Additional paid in capital	77,170	80,569
Accumulated deficit	(8,027)	(5,862)

Total stockholders’ equity	69,160	74,724

Total liabilities and stockholders’ equity	$82,448	$90,715

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Artisan Components, Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Three months ended December 31,
	2001	2002

Revenue:
License	$5,599	$11,969
Net royalty	1,969	2,015

Total revenue	7,568	13,984

Costs and expenses:
Cost of revenue	1,581	3,906
Product development	2,902	2,935
Sales and marketing	2,044	3,104
General and administrative	608	1,395
Amortization of intangible assets	492	492

Total costs and expenses	7,627	11,832

Operating (loss) income	(59)	2,152
Interest and other income	256	203

Income before provision for income taxes	197	2,355
Provision for income taxes	79	190

Net income	$118	$2,165

Net income per share:
Basic	$0.01	$0.13

Diluted	$0.01	$0.11

Shares used in computing net income per share:
Basic	16,525	17,103
Diluted	17,754	18,857

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Artisan Components, Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Three months ended December 31,
	2001	2002

Cash flows from operating activities:
Net income	$118	$2,165
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	1,134	985
Changes in assets and liabilities:
Accounts receivable, net	(4,913)	(4,823)
Prepaid expenses and other assets	97	(791)
Accounts payable	36	91
Accrued liabilities	(1,097)	1,228
Deferred revenue	1,145	2,122
Other liabilities	151	(738)

Net cash (used in) provided by operating activities	(3,329)	239

Cash flows from investing activities:
Purchase of property and equipment	(574)	(1,136)
Purchase of marketable securities	(5,582)	(19,030)
Proceeds from the sale of marketable securities	1,964	13,350

Net cash used in investing activities	(4,192)	(6,816)

Cash flows from financing activities:
Proceeds from issuance of common stock	683	3,399

Net cash provided by financing activities	683	3,399

Net decrease in cash and cash equivalents	(6,838)	(3,178)
Cash and cash equivalents, beginning of period	31,592	29,159

Cash and cash equivalents, end of period	$24,754	$25,981

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Artisan Components, Inc.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1.    Basis of Consolidation and Presentation

The accompanying unaudited condensed consolidated financial statements include the accounts of Artisan Components, Inc. (“Artisan” or the “Company”) and its wholly owned subsidiaries after elimination of all inter-company transactions. The Company’s fiscal year ends September 30.

The accompanying unaudited condensed consolidated financial statements of Artisan have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and in accordance with the rules and regulations of the Securities and Exchange Commission (“SEC”). Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements.

In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. The September 30, 2002 fiscal year end balance sheet data was derived from the audited financial statements and does not include all disclosures required by GAAP. Operating results for the three months ended December 31, 2002 are not necessarily indicative of the results that may be expected for the fiscal year ending September 30, 2003 or any other future period. The unaudited condensed consolidated interim financial statements contained herein should be read in conjunction with the audited financial statements and footnotes for the year ended September 30, 2002 included in the Company’s Annual Report on Form 10-K as filed with the SEC.

Note 2.    Use of Estimates

The preparation of financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates, including those related to revenue recognition, allowance for doubtful accounts, goodwill impairment, contingencies, restructuring costs and other special charges and taxes. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from these estimates.

Note 3.    Net Income Per Share

Basic and diluted net income per share are computed in accordance with Statement of Financial Accounting Standards No. 128, “Earnings Per Share” (“EPS”). Basic net income per share is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted net income per share is computed giving effect to all potentially dilutive common shares that were outstanding during the period. Diluted EPS reflects the potential dilution that would occur if outstanding securities exercisable into or convertible to our common stock were exercised or converted to common stock. Dilutive potential common shares are not included during periods in which the Company experienced a net loss, as the impact would be anti-dilutive.

Artisan Components, Inc.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

A reconciliation of the numerator and denominator of basic and diluted EPS is provided as follows (in thousands, except per share amounts):

	Three months ended December 31,
	2001	2002

Net income	$118	$2,165

Weighted average shares—Basic	16,525	17,103
Effect of dilutive potential common shares	1,229	1,754

Weighted average shares—Diluted	17,754	18,857

Net income per share:
Basic	$0.01	$0.13

Diluted	$0.01	$0.11

Employee stock options to purchase approximately 521,000 shares for the three months ended December 31, 2001 and 207,000 shares for the three months ended December 31, 2002 were outstanding, but were not included in the computation of diluted earnings per share because their effect would have been anti-dilutive.

Note 4.    Recently Issued Accounting Pronouncements

In July 2002, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 146 (“SFAS 146”), “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” This Statement requires that a liability for costs associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The Company does not believe that the adoption of SFAS 146 will have a material impact on its financial position and results of operations. SFAS 146 is applied prospectively upon adoption and, as a result, does not impact the Company’s current financial position or results of operations.

In November 2002, the FASB issued FASB Interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” FIN 45 requires that a liability be recorded in the guarantor’s balance sheet upon issuance of a guarantee. In addition, FIN 45 requires disclosures about the guarantees that an entity has issued, including a reconciliation of changes in the entity’s product warranty liabilities. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor’s fiscal year-end. The disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. The Company does not believe that the adoption of FIN 45 will have a material impact on its financial position and results of operations.

Artisan Components, Inc.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

In November 2002, the Emerging Issues Task Force reached a consensus on Issue No. 00-21 (“EITF 00-21”), “Revenue Arrangements with Multiple Deliverables.” EITF 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Company believes that the adoption of EITF 00-21 will not have a material impact on its financial position and results of operations.

In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148 (“SFAS 148”), “Accounting for Stock-Based Compensation, Transition and Disclosure.” SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Additionally, SFAS 148 requires disclosure of the pro forma effect in interim financial statements. The transition and annual disclosure requirements of SFAS 148 are effective for fiscal years ended after December 15, 2002. The interim disclosure requirements are effective for interim periods beginning December 15, 2002. The Company does not believe that the adoption of SFAS 148 will have a material impact on its financial position and results of operations.

Note 5.    Comprehensive Income

Comprehensive income generally represents all changes in stockholders’ equity except those resulting from investments of contributions by stockholders. The unrealized gains and losses on marketable securities and foreign currency translation adjustments are comprehensive income items applicable to the Company. The effect of such items was immaterial to all periods presented.

Note 6.    Business Segment And Geographical Information

The Company has adopted SFAS No. 131, “Disclosure about Segments of an Enterprise and Related Information.” Although the Company offers various IP components and services to its customers, the Company does not manage its operations by these IP components and services, but instead views the Company as one operating segment when making business decisions. The Company does not manage its operations on a geographical basis. Revenue attributed to the United States and to all foreign countries is based on the geographical location of the customer. The Company uses one measurement of profitability for its business.

The distribution of revenue by geographic area is summarized as follows (in thousands):

	Three months ended December 31,
	2001	2002

Revenue from Unaffiliated Customers:
Asia—Taiwan	$3,967	$3,412
Asia—Japan	353	674
Asia—Other	1,339	3,104

Asia Total	5,659	7,190
United States and Canada	1,194	4,726
Europe	715	2,068

	$7,568	$13,984

Artisan Components, Inc.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

The distribution of long-term assets by geographic region is summarized as follows (in thousands):

	Sept. 30, 2002	Dec. 31, 2002

Long-Term Assets, Net:
United States	$20,609	$21,622
Other	18	17

	$20,627	$21,639

The Company has been dependent on a relatively small number of customers for a large portion of its total revenue, although the customers comprising this group have changed from time to time. Revenue from individual customers equal to 10% or more of our total revenue was as follows:

	Three months ended December 31,
	2001	2002

A	44%	22%
B	—	22
C	—	11
D	—	10
E	13	—

Note 7.    Subsequent Events

On February 19, 2003, the Company acquired NurLogic Design Inc., a privately held technology firm headquartered in San Diego, California. NurLogic supplies high-performance analog, mixed-signal and communications components to the integrated circuit industry. The Company acquired NurLogic for consideration consisting of approximately $5.0 million in cash, 745,000 shares of common stock and assumed options to acquire 819,000 shares of common stock. The Company intends to account for this acquisition under the purchase method of accounting.

In February 2003, the Company’s Board of Directors authorized management of the Company to file a Registration Statement with the Securities and Exchange Commission relating to a public offering of the Company’s common stock, including the sale of shares by certain selling stockholders.

PART II—Information not required in prospectus

ITEM 14.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the costs and expenses payable by Registrant in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fee.

Amount to be paid

SEC registration fee	$5,741
NASD filing fee	7,596
Printing expenses	200,000
Legal fees and expenses	250,000
Accounting fees and expenses	200,000
Miscellaneous expenses	11,663

Total	$675,000

The registrant has also agreed to pay the underwriting discounts and commissions of certain selling stockholders.

ITEM 15.    INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents and in agreements between the corporation and its directors and officers provisions expanding the scope of indemnification beyond that specifically provided by the current law. Section 145 also provides that a corporation has the power to maintain insurance on behalf of its officers and directors against any liability asserted against such person and incurred by him or her in such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability under the provisions of Section 145.

Article VI, Sections 6.1 and 6.2 of the Registrant’s Bylaws provides for mandatory indemnification of its directors and officers and permissible indemnification of employees and other agents to the maximum extent not prohibited by the Delaware General Corporation Law. The rights to indemnity thereunder continue as to a person who has ceased to be a director, officer, employee or agent and inure to the benefit of the heirs, executors and administrators of the person. In addition, expenses incurred by a director or executive officer in defending any civil, criminal, administrative or investigative action, suit or proceeding by reason of the fact that he or she is or was a director or officer of the Registrant (or was serving at the Registrant’s request as a director or officer of another corporation) shall be paid by the Registrant in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the Registrant as authorized by the relevant section of the Delaware General Corporation Law.

The Registrant’s Certificate of Incorporation provides that, pursuant to Delaware law, its directors shall not be personally liable for monetary damages for breach of the directors’ fiduciary duty as directors to the Registrant and its stockholders. This provision in the Certificate of Incorporation does not eliminate the directors’ fiduciary duty, and in appropriate circumstances equitable remedies such as injunctive or other forms of nonmonetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director’s duty of loyalty to the Registrant for acts or omission not in good faith or involving international misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Section 174 of the Delaware General Corporation Law. The provision also does not affect a director’s responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

PART II—Information not required in prospectus

The Registrant has entered into indemnification agreements with its directors and executive officers. Generally, the indemnification agreements attempt to provide the maximum protection permitted by Delaware law as it may be amended from time to time. Moreover, the indemnification agreements provide for certain additional indemnification. Under such additional indemnification provisions, however, an individual will not receive indemnification for judgments, settlements or expenses if he or she is found liable to the Registrant (except to the extent the court determines he or she is fairly and reasonably entitled to indemnity for expenses), for settlements we have not approved or for settlements and expenses if the settlement is not approved by the court. The indemnification agreements provide that the Registrant will advance to the individual any and all reasonable expenses (including legal fees and expenses) incurred in investigating or defending any such action, suit or proceeding. In order to receive an advance of expenses, the individual must submit to the Registrant copies of invoices presented to him or her for such expenses. Also, the individual must repay such advances upon a final judicial decision that he or she is not entitled to indemnification.

The Registrant intends to enter into additional indemnification agreements with each of its directors and executive officers to effectuate these indemnity provisions and to purchase directors’ and officers’ liability insurance.

The Securities Rights and Restrictions Agreement dated January 4, 2001, entered into by and between the Registrant and Synopsys, in connection with the Registrant’s acquisition of certain assets of the physical library business of Synopsys, provides that the Registrant will indemnify Synopsys against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”) and Synopsys will indemnify the Registrant and its executive officers and directors against certain liabilities, including liabilities under the Securities Act.

The Declaration of Registration Rights dated February 19, 2003, entered into by the Registrant in connection with the Registrant’s acquisition of NurLogic Design, Inc., provides that the Registrant will indemnify the former shareholders of NurLogic against certain liabilities, including liabilities under the Securities Act and the former shareholders of NurLogic will indemnify the Registrant and its executive officers and directors against certain liabilities, including liabilities under the Securities Act.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

At present, there is no pending litigation or proceeding involving any of the Registrant’s directors, officers, employees, or other agents in which indemnification is being sought, nor is the Registrant aware of any threatened litigation that may result in a claim for indemnification by any of its directors, officers, employees or other agents.

PART II—Information not required in prospectus

ITEM 16.    EXHIBITS

The following exhibits are filed herewith or incorporated by reference herein:

Exhibit No.	Description

1.1(1)	Form of Underwriting Agreement

1.2.1	Form of International Swap Dealers Association, Inc. Credit Support Annex

1.2.2	Letter of Confirmation by and between UBS AG, London Branch, and Synopsys, Inc.

1.2.3	Letter Agreement by and among UBS AG, London Branch, UBS Warburg LLC, Synopsys, Inc. and the Registrant

4.1(2)	Specimen Stock Certificate

4.2(3)	Preferred Stock Purchase Agreement dated as of December 12, 2001 between the Registrant and EquiServe Trust Company, N.A.

4.3(4)	Securities Rights and Restrictions Agreement by and among Registrant and Synopsys, Inc. dated January 4, 2001

4.4(5)	Declaration of Registration Rights

5.1	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation

10.17	Employment Agreement dated as of June 25, 2001 between the Registrant and Lee Allgood

10.18	Employment Agreement dated as of July 18, 2001 between the Registrant and Neal J. Carney

10.19	International Sales Representative Agreement dated as of September 15, 1996 between the Registrant and Aisys Corporation

10.20	Sales Representative Agreement dated as of August 1, 2000 between the Registrant and Aisys USA, Inc.

23.1	Consent of PricewaterhouseCoopers LLP, Independent Accountants

23.2	Consent of Ernst & Young LLP, Independent Auditors

23.3	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1)

24.1	Power of Attorney (see page II-5)

(1)	To be filed by amendment.
(2)	Previously filed.
(3)	Incorporated by reference to Registrant’s registration statement on Form 8-A filed with the Securities and Exchange Commission on December 27, 2001.
(4)	Incorporated by reference to Registrant’s current report on Form 8-K filed with the Securities and Exchange Commission on January 19, 2001.
(5)	Incorporated by reference to Registrant’s current report on Form 8-K filed with the Securities and Exchange Commission on February 26, 2003.

PART II—Information not required in prospectus

ITEM 17.    UNDERTAKINGS

The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof,

PART II—Information not required in prospectus

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the registration statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sunnyvale, State of California, on the 4th day of April, 2003.

ARTISAN COMPONENTS, INC.

BY:	/s/ MARK R. TEMPLETON
Mark R. Templeton
President and Chief Executive Officer

Power of attorney

KNOW ALL BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints Mark R. Templeton and Joy E. Leo, and each of them, as his or her true and lawful attorneys-in-fact and agent, each with the power of substitution, for him or her in his or her name, place and stead, in any and all capacities, to sign the registration statement filed herewith and any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the foregoing, as full to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his, her or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ MARK R. TEMPLETON Mark R. Templeton	President, Chief Executive Officer and Director (Principal Executive Officer)	April 4, 2003

/s/ JOY E. LEO Joy E. Leo	Vice President, Finance and Administration, Chief Financial Officer (Principal Financial and Accounting Officer) and Secretary	April 4, 2003

SCOTT T. BECKER* Scott T. Becker	Chief Technology Officer and Director	April 4, 2003

LUCIO L. LANZA* Lucio L. Lanza	Chairman of the Board of Directors	April 4, 2003

MORIO KUROSAKI* Morio Kurosaki	Director	April 4, 2003

LEON MALMED* Leon Malmed	Director	April 4, 2003

R. STEPHEN HEINRICHS* R. Stephen Heinrichs	Director	April 4, 2003

/s/ ROBERT P. LATTA Robert P. Latta	Director	April 4, 2003

*BY:	/s/ JOY E. LEO
Joy E. Leo Attorney-in-Fact

Exhibit index

Exhibit No.	Description

1.1(1)	Form of Underwriting Agreement

1.2.1	Form of International Swap Dealers Association, Inc. Credit Support Annex

1.2.2	Letter of Confirmation by and between UBS AG, London Branch, and Synopsys, Inc.

1.2.3	Letter Agreement by and among UBS AG, London Branch, UBS Warburg LLC, Synopsys, Inc. and the Registrant

4.1(2)	Specimen Stock Certificate

4.2(3)	Preferred Stock Purchase Agreement dated as of December 12, 2001 between the Registrant and EquiServe Trust Company, N.A.

4.3(4)	Securities Rights and Restrictions Agreement by and among Registrant and Synopsys, Inc. dated January 4, 2001

4.4(5)	Declaration of Registration Rights

5.1	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation

10.17	Employment Agreement dated as of June 25, 2001 between the Registrant and Lee Allgood

10.18	Employment Agreement dated as of July 18, 2001 between the Registrant and Neal J. Carney

10.19	International Sales Representative Agreement dated as of September 15, 1996 between the Registrant and Aisys Corporation

10.20	Sales Representative Agreement dated as of August 1, 2000 between the Registrant and Aisys USA, Inc.

23.1	Consent of PricewaterhouseCoopers LLP, Independent Accountants

23.2	Consent of Ernst & Young LLP, Independent Auditors

23.3	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1)

24.1	Power of Attorney (see page II-5)

(1)	To be filed by amendment
(2)	Previously filed.
(3)	Incorporated by reference to Registrant’s registration statement on Form 8-A filed with the Securities and Exchange Commission on December 27, 2001.
(4)	Incorporated by reference to Registrant’s current report on Form 8-K filed with the Securities and Exchange Commission on January 19, 2001.
(5)	Incorporated by reference to Registrant’s current report on Form 8-K filed with the Securities and Exchange Commission on February 26, 2003.